    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 5, 2000

                                                      REGISTRATION NO. 333-45588
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------


                                AMENDMENT NO. 6
                                       TO

                                    FORM S-1

                             REGISTRATION STATEMENT

                        UNDER THE SECURITIES ACT OF 1933
                           --------------------------

                          SPECIALTY LABORATORIES, INC.

             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             CALIFORNIA                                 8071                                95-2961036
   (State or Other Jurisdiction of          (Primary Standard Industrial                 (I.R.S. Employer
   Incorporation or Organization)           Classification Code Number)               Identification Number)

                              2211 MICHIGAN AVENUE
                         SANTA MONICA, CALIFORNIA 90404
                                 (310) 828-6543
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                         ------------------------------

                          JAMES B. PETER, M.D., PH.D.
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                          SPECIALTY LABORATORIES, INC.
                              2211 MICHIGAN AVENUE
                         SANTA MONICA, CALIFORNIA 90404
                                 (310) 828-6543

 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                         ------------------------------

                                   COPIES TO:

        KENNETH R. BENDER, ESQ.                        MICHAEL W. BLAIR, ESQ.
        ALLEN Z. SUSSMAN, ESQ.                         STEVEN J. SLUTZKY, ESQ.
          RYAN S. HONG, ESQ.                           ANNE C. COCKBURN, ESQ.
       SANDRA A. MILLIGAN, ESQ.                       DEBEVOISE & PLIMPTON LLP
          LILLY S. KIM, ESQ.                              875 THIRD AVENUE
    BROBECK, PHLEGER & HARRISON LLP                   NEW YORK, NEW YORK 10022
          550 S. HOPE STREET                               (212) 909-6000
     LOS ANGELES, CALIFORNIA 90071
            (213) 489-4060

                           --------------------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this registration statement.
                           --------------------------

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                             SUBJECT TO COMPLETION
                 PRELIMINARY PROSPECTUS DATED DECEMBER 5, 2000


P_R_O_S_P_E_C_T_U_S
                                5,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK
                                 -------------

        This is Specialty Laboratories, Inc.'s initial public offering. Specialty Laboratories, Inc. is selling all of the shares.

        We expect the public offering price to be between $14.00 and $16.00 per share. After pricing of the offering, we expect that the shares will trade on the New York Stock Exchange under the symbol "SP."

        INVESTING IN THE COMMON STOCK INVOLVES RISKS WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 6 OF THIS PROSPECTUS.

                                ----------------

                                                                         PER SHARE            TOTAL
                                                                         ---------            -----
        Public offering price......................................         $                   $
        Underwriting discount......................................         $                   $
        Proceeds, before expenses, to Specialty Laboratories.......         $                   $

        The underwriters may also purchase up to an additional 750,000 shares at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The shares will be ready for delivery on or about       , 2000.

                               ------------------

MERRILL LYNCH & CO.

                                UBS WARBURG LLC

                                                      U.S. BANCORP PIPER JAFFRAY
                                  -----------

               The date of this prospectus is             , 2000.

                               INSIDE FRONT COVER

FRONT COVER GATE FOLD

Text (top): "Specialty Laboratories"
Graphic (top): Photo collage of researcher and laboratory samples.

Text: "Specialty Laboratories Diagnostic Information Helping Doctors Help Patients-Registered Trademark-"

                                    GATEFOLD

INSIDE LEFT COVER

Text (top): "Specialty Laboratories"
Graphic (top): Photo collage of three laboratory workers working in a laboratory.

Text: "Specialty Laboratories Process Automation"

INSIDE RIGHT COVER

Graphic (top): Photo collage of different stages of the laboratory process.

Text: "Specialty Laboratories Information Systems Helping Doctors Help Patients-Registered Trademark-"

                               TABLE OF CONTENTS


                                                                PAGE
                                                              --------
Prospectus Summary..........................................      1
Risk Factors................................................      6
Use of Proceeds.............................................     17
Dividend Policy.............................................     17
Capitalization..............................................     18
Dilution....................................................     19
Selected Consolidated Financial Data........................     20
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     24
Business....................................................     33
Management..................................................     55
Certain Transactions........................................     67
Principal Shareholders......................................     71
Description of Capital Stock................................     73
Shares Eligible for Future Sale.............................     75
United States Federal Tax Considerations For Non-United
  States Holders............................................     77
Underwriting................................................     80
Legal Matters...............................................     83
Experts.....................................................     83
Where You Can Find More Information.........................     83
Index to Financial Statements...............................    F-1

                               PROSPECTUS SUMMARY

    YOU SHOULD READ THE ENTIRE PROSPECTUS, INCLUDING THE SUMMARY, TOGETHER WITH THE FINANCIAL DATA AND RELATED NOTES BEFORE MAKING AN INVESTMENT DECISION. THE TERMS "SPECIALTY," "SPECIALTY LABORATORIES," "WE," "US" AND "OUR" AS USED IN THIS PROSPECTUS REFER TO SPECIALTY LABORATORIES, INC. AND ITS SUBSIDIARIES AS A COMBINED ENTITY, EXCEPT WHERE IT IS MADE CLEAR THAT SUCH TERM MEANS ONLY THE PARENT COMPANY.

                             SPECIALTY LABORATORIES

OUR COMPANY

    We are a leading research-based clinical laboratory focused predominantly on developing and performing esoteric clinical laboratory tests, which we refer to as assays. Esoteric assays are complex, comprehensive or unique tests used to diagnose, evaluate and monitor patients. These assays are often performed on sophisticated instruments by highly skilled personnel and are therefore offered by a limited number of clinical laboratories. We believe we offer one of the industry's most comprehensive menus of esoteric assays, many of which have been developed through our internal research and development efforts.

    Our primary customers are hospitals, independent clinical laboratories and physicians. We educate physicians on the clinical value of our assays through our information-oriented marketing campaigns. We strengthen our customer relationships by offering all of our customers information technology solutions that accelerate and automate assay ordering and results reporting. Approximately 85% of our transactions with our customers are conducted electronically, with 50% of these transactions occurring over the Internet.

    Our development of 600 new or improved assays in the past five years has enhanced our reputation as a prolific developer of first-to-market assays. In particular, we have leveraged our expertise in gene-based diagnostics to produce novel assays in many high growth segments of esoteric testing, including fields of medicine such as infectious disease, gastroenterology, oncology and cardiology. We market and sell many of our esoteric assays under trademarks such as GenotypR-TM-, our assays for predicting resistance of the HIV virus to medication, and ANAlyzer-Registered Trademark-, our assays used to help diagnose complex autoimmune disorders. For the nine months ended September 30, 2000, approximately 43% of our net revenue was derived from branded esoteric assays.

    We have increased profitability from continuing operations, exclusive of write-downs for unused facilities and stock-based compensation charges, in each of the last seven quarters. This increase in operating profitability has resulted from refocusing our sales and marketing efforts, investing in information technology and aggressively improving our operating efficiency. For the nine months ended September 30, 2000, we had net revenue of $113.7 million and net income of $6.6 million.

    According to Lab Industry Strategic Outlook 2000, published by Washington G-2 Reports, the esoteric clinical laboratory testing market accounts for approximately $2.0 billion in annual revenue. We believe that the size of the esoteric assay market will increase as a result of trends such as the growing incidence of chronic disease, scientific advances driving development of more sophisticated and specialized clinical assays, increased attention to cost-effective disease detection and prevention, and increased life expectancy.

COMPETITIVE ADVANTAGES

    We believe we are uniquely positioned in the esoteric assay market due to the following competitive advantages:

    - our comprehensive menu of over 3,500 esoteric assays, designed to meet the specific needs of physician specialists;

    - our research and development expertise in developing novel assays, such as our GenotypR-TM- line of assays that predict HIV resistance;

    - alignment of our interests with those of our hospital customers by complementing, rather than competing with, their outreach laboratory business;

    - customer-focused information technology platforms that accelerate and automate assay ordering and results reporting; and

    - operating efficiency highlighted by a specimen management system that we expect to reduce the potential for human error, increase productivity of laboratory staff and improve turn-around time.

STRATEGY

    We expect to grow our business by leveraging our reputation as a leading provider of esoteric assays through implementation of the following strategies:

    - continue introductions of first-to-market assays by leveraging our internal research and development capabilities, and licensing technologies from preferred strategic partners;

    - educate the physician specialists responsible for ordering our assays through information-oriented marketing campaigns;

    - increase penetration of the hospital customer base, which represents our largest growth opportunity;

    - leverage proprietary information technology applications; and

    - pursue complementary markets by expanding our menu of assays for broader applications and targeting additional customer segments.

                               ------------------

    We were incorporated in 1975 under the name Clinical Immunologies, Inc. We changed our name in 1985 to Specialty Laboratories, Inc. Our headquarters are located at 2211 Michigan Avenue, Santa Monica, California 90404 and our telephone number is (310) 828-6543. Our web site address is www.specialtylabs.com. The information on our web site is not a part of this prospectus.

                               ------------------

    Specialty Laboratories-Registered Trademark-,
DataPassport-Registered Trademark- and ANAlyzer-Registered Trademark- are registered trademarks of Specialty Laboratories, Inc. DataPassportMD-TM-, DataPassport Clinical Trials-TM-, DataPassport II-TM-, TARO-TM-, Outreach Express-TM-, GenotypR-TM-, UltraQuant-TM-, "We help doctors help patients-Registered Trademark-" and DPMD-TM- are trademarks of Specialty Laboratories, Inc. All other trademarks and service marks used herein are the property of their respective owners.

                                  THE OFFERING

Common stock offered by Specialty
  Laboratories............................         5,000,000 shares

Common stock outstanding after the
  offering................................         20,187,507 shares

Use of proceeds...........................         We estimate that our net proceeds from this offering
                                                   will be approximately $68.0 million. We intend to use
                                                   these proceeds for:

                                                     -  repayment of the $12.1 million outstanding under
                                                        our credit facilities;

                                                     -  expansion of sales and marketing capabilities,
                                                        research and development and other general
                                                        corporate purposes, including working capital;
                                                        and

                                                     -  potential acquisition of complementary
                                                        businesses, products or technologies.

                                                   See "Use of Proceeds" for more information concerning
                                                   our intended use of proceeds from this offering.

Risk factors..............................         See "Risk Factors" and other information included in
                                                   this prospectus for a discussion of factors you
                                                   should carefully consider before deciding to invest
                                                   in shares of our common stock.

Proposed New York Stock Exchange symbol...         SP

    The number of shares to be outstanding after the offering includes all shares outstanding as of September 30, 2000, but excludes:

    - 4,020,280 shares of common stock reserved for issuance under our 2000 Stock Incentive Plan, of which 1,871,971 shares are subject to outstanding options as of September 30, 2000, at a weighted average exercise price of $2.03 per share; and

    - 330,000 shares of common stock reserved for issuance under our 2000 Employee Stock Purchase Plan.

    Unless otherwise indicated, the information in this prospectus assumes that the underwriters have not exercised their over-allotment option and reflects a 2.2-for-1 stock split on October 30, 2000.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

    The following table presents our summary consolidated financial data. You should read the summary financial information set forth below in conjunction with "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes appearing elsewhere in this prospectus. As adjusted information has been presented to give effect to the sale of 5,000,000 shares of common stock in this offering at an assumed initial public offering price of $15.00 per share, after deducting the underwriting discounts and estimated offering expenses, and repayment of all of our debt outstanding under our credit facilities. See "Use of Proceeds" and "Capitalization."


                                                                                       NINE MONTHS ENDED
                                                        YEARS ENDED DECEMBER 31,         SEPTEMBER 30,
                                                     ------------------------------   -------------------
                                                       1997       1998       1999       1999       2000
                                                     --------   --------   --------   --------   --------
                                                                                          (UNAUDITED)
                                                              (AMOUNTS IN THOUSANDS, EXCEPT PER
                                                                  SHARE AND PERCENTAGE DATA)
STATEMENT OF OPERATIONS DATA:
Net revenue........................................  $106,357   $113,843   $130,142   $96,676    $113,714
Costs and expenses:
  Costs of services................................    60,157     65,098     74,784    56,161      64,111
  Selling, general and administrative (exclusive of
    stock-based compensation charges)..............    39,813     42,084     46,903    34,769      36,258
  Stock-based compensation charges (1).............        --         --      2,818     2,693         706
  Write-down of unused facilities (2)..............        --         --      2,209     2,209         369
                                                     --------   --------   --------   -------    --------
Total costs and expenses...........................    99,970    107,182    126,714    95,832     101,444
                                                     --------   --------   --------   -------    --------
Operating income...................................     6,387      6,661      3,428       844      12,270
Interest expense, net..............................       883      1,159      1,639     1,139       1,016
                                                     --------   --------   --------   -------    --------
Income (loss) from continuing operations before
  provision (benefit) for income taxes.............     5,504      5,502      1,789      (295)     11,254
Provision for income taxes.........................     2,506      2,273        930        77       4,644
                                                     --------   --------   --------   -------    --------
Income (loss) from continuing operations...........     2,998      3,229        859      (372)      6,610
Loss from discontinued operations (3)..............      (936)    (3,060)    (2,001)   (2,001)         --
                                                     --------   --------   --------   -------    --------
Net income (loss)..................................  $  2,062   $    169   $ (1,142)  $(2,373)   $  6,610
                                                     ========   ========   ========   =======    ========
Income (loss) per share (4):
Basic:
  Continuing operations............................  $   0.19   $   0.21   $   0.05   $ (0.02)   $   0.42
  Discontinued operations..........................     (0.06)     (0.20)     (0.12)    (0.13)         --
                                                     --------   --------   --------   -------    --------
                                                     $   0.13   $   0.01   $  (0.07)  $ (0.15)   $   0.42
                                                     ========   ========   ========   =======    ========
Diluted:
  Continuing operations............................  $   0.19   $   0.21   $   0.05   $ (0.02)   $   0.38
  Discontinued operations..........................     (0.06)     (0.20)     (0.12)    (0.13)         --
                                                     --------   --------   --------   -------    --------
                                                     $   0.13   $   0.01   $  (0.07)  $ (0.15)   $   0.38
                                                     ========   ========   ========   =======    ========
Weighted-average shares outstanding (4):
  Basic............................................    15,457     15,459     16,045    16,037      15,904
  Diluted..........................................    15,477     15,505     17,004    16,037      17,426
OTHER DATA:
Adjusted EBITDA (5)................................  $  9,942   $ 10,844   $ 13,864   $ 9,664    $ 17,733
Adjusted EBITDA as a % of net revenue..............       9.3%       9.5%      10.7%     10.0%       15.6%
Cash flow provided by continuing operating
  activities.......................................  $  5,994   $  7,353   $  3,315   $ 2,873    $  9,210
Cash flow used in investing activities.............   (15,128)    (5,158)    (3,696)   (2,825)     (4,644)
Cash flow provided by (used in) financing
  activities.......................................    11,047      2,942        (56)      534      (5,094)


               (CONTINUED ON FOLLOWING PAGE; FOOTNOTES APPEAR ON FOLLOWING PAGE)

                                                               AS OF SEPTEMBER 30, 2000
                                                              --------------------------
                                                                ACTUAL      AS ADJUSTED
                                                              ----------   -------------
                                                              (IN THOUSANDS, UNAUDITED)
BALANCE SHEET DATA:
Working capital.............................................    $10,035       $ 78,035
Total assets................................................     64,615        132,615
Long-term debt, including current portion...................     12,125             --
Total shareholders' equity..................................     26,761         94,761

------------------------

(1) We recorded stock-based compensation charges of $2.8 million for the year ended December 31, 1999 in connection with the sale of our common stock to management and the grant of stock options to management and directors in 1999. We recorded stock-based compensation charges of $0.7 million for the nine months ended September 30, 2000 resulting from the amortization of deferred stock-based compensation and variable stock-based compensation charges on certain stock options.

(2) During the year ended December 31, 1999, management decided to abandon our Memphis facility, resulting in a write-down of the unused facility totaling $2.2 million, which included a reserve of $0.8 million for future net lease costs. During the nine months ended September 30, 2000, a month-to-month lease with a related party was terminated on a facility resulting in a write-off of $0.4 million for the unamortized leasehold improvements related to the facility.

(3) We discontinued all foreign operations in 1999. For details of the components of discontinued operations, see Note 3 of the consolidated financial statements contained elsewhere in this prospectus. Because these operations were substantially shut down in 1999, we incurred no related ongoing losses during the nine months ended September 30, 2000.

(4) All periods have been adjusted for a 2.2-for-1 stock split on October 30, 2000.


(5) Adjusted EBITDA is defined as EBITDA adjusted to exclude stock-based compensation charges and write-down of unused facilities. EBITDA consists of income (loss) from continuing operations before interest, income taxes, depreciation and amortization. EBITDA and adjusted EBITDA should not be considered as measures of financial performance under generally accepted accounting principles (GAAP). Items excluded from EBITDA and adjusted EBITDA are significant components in understanding and assessing financial performance. We present EBITDA and adjusted EBITDA, which are non-GAAP measures, to enhance the understanding of our operating results. EBITDA and adjusted EBITDA should not be considered in isolation or as alternatives to net income, cash flows generated by operations, investing or financing activities, or other financial statement data presented in the consolidated financial statements as indicators of financial performance or liquidity. Because EBITDA and adjusted EBITDA are not measurements determined in accordance with GAAP and are thus susceptible to varying calculations, EBITDA and adjusted EBITDA as presented may not be comparable to other similarly titled measures of other companies. For reconciliation of income
    (loss) from continuing operations to adjusted EBITDA and adjusted net income, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

                                  RISK FACTORS

    ANY INVESTMENT IN SHARES OF OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CONSIDER CAREFULLY THE FOLLOWING INFORMATION ABOUT THESE RISKS, TOGETHER WITH ALL OF THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS BEFORE YOU DECIDE TO BUY OUR COMMON STOCK. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND FUTURE GROWTH PROSPECTS COULD BE MATERIALLY ADVERSELY AFFECTED. ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US OR THAT WE CURRENTLY BELIEVE TO BE IMMATERIAL ALSO MAY IMPAIR OUR BUSINESS. ANY ADVERSE EFFECT ON OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS COULD RESULT IN A DECLINE IN THE TRADING PRICE OF OUR COMMON STOCK AND THE LOSS OF ALL OR PART OF YOUR INVESTMENT.

                         RISKS RELATED TO OUR BUSINESS

IF ADVANCES IN TECHNOLOGY ALLOW OTHERS TO PERFORM ASSAYS SIMILAR TO OURS, THE DEMAND FOR OUR ASSAYS MAY DECREASE.

    The esoteric clinical laboratory industry is characterized by advancing technology which may enable other clinical laboratories, hospitals, physicians or other medical providers to perform assays with properties similar to ours in a more efficient or cost-effective manner than is currently possible. Such technological advances may be introduced by, not just our competitors, but by any third party. For instance, a diagnostic manufacturing company may release an instrument or technology that would make it cost-effective for our customers to perform esoteric assays internally, rather than through us. If these or other advances in technology result in a decreased demand for our assays, our assay volume and net revenue would decline.

THE ESOTERIC CLINICAL LABORATORY INDUSTRY IS INTENSELY COMPETITIVE. IF WE ARE UNABLE TO SUCCESSFULLY COMPETE, WE MAY LOSE MARKET SHARE.

    The esoteric clinical laboratory industry is highly competitive. This industry is dominated by several national independent laboratories, but includes many smaller niche and regional independent laboratories as well. Our primary competitors include:

    - large commercial enterprises, such as Quest Diagnostics, or Quest, and Laboratory Corporation of America, or LabCorp, that offer a wide test and product menu on a national scale;

    - smaller niche laboratories like Impath or Athena Diagnostics that focus on a narrow segment of the esoteric market; and

    - institutions such as Mayo Medical Laboratories, or Mayo, and Associated Regional University Pathologists, or Associated, that are affiliated with large medical centers or universities.

    Large commercial enterprises, including Quest and LabCorp, have substantially greater financial resources and may have larger research and development programs and more sales and marketing channels than we do, enabling them to potentially develop and market competing assays. These enterprises may also be able to achieve greater economies of scale or establish contracts with payor groups on more favorable terms. Smaller niche laboratories compete with us based on their reputation for offering a narrow test menu. Academic and regional institutions generally lack the advantages of the larger commercial laboratories but still compete with us on a limited basis.

    Any of our competitors may successfully develop and market assays that are either superior to, or are introduced prior to, our assays. If we do not compete effectively with other independent clinical laboratories, we may be unable to maintain or grow our market share.

THE PREMIUM PRICES THAT WE INITIALLY CHARGE FOR NEW ASSAYS MAY DROP IF OUR COMPETITORS ARE ABLE TO DEVELOP AND MARKET COMPETING ASSAYS MORE QUICKLY THAN THEY CURRENTLY DO.

    Typically, we market new esoteric assays at premium prices for several years before similar assays are developed as either standardized prepared kits for broad application or as internally developed assays by competing laboratories. The opportunity to sell our products at premium prices may be reduced or eliminated if our competitors are able to develop and market competing assays more quickly than they currently do.

    For example, our net revenue from one assay for HIV Quantitation was:

    - in 1997, $25 million, or 23.7% of total 1997 net revenue;

    - in 1998, $19.7 million, or 17.3% of total 1998 net revenue; and

    - in 1999, $17.3 million, or 13.3% of total 1999 net revenue.

This decreasing trend has been primarily due to competition from subsequently introduced assays. If we are unable to develop newer assays which meet market demand, our net revenue and profit margins may decrease.

SOME OF OUR CUSTOMERS ARE ALSO OUR PRIMARY COMPETITORS. IF THEY REDUCE OR DISCONTINUE PURCHASING OUR ASSAYS FOR COMPETITIVE REASONS, IT WILL REDUCE OUR NET REVENUE.

    Some of our customers, such as Quest, LabCorp, Mayo and Associated, also compete with us by providing esoteric testing services. They often refer to us assays that they either cannot or elect not to perform themselves. For the nine months ended September 30, 2000, sales to our competitors were $6.9 million or 6.0% of our net revenue. These parties may decide not to refer assays to us because they wish to develop and market assays similar to ours. For example, in July 1997, SmithKline Beecham Clinical Laboratories, or SmithKline Labs, began to significantly limit the number of assays it referred to us. We believe that SmithKline Labs terminated its relationship with us because it decided to offer assays similar to ours. In 1996, SmithKline Labs comprised 21.7% of our net revenue, whereas in 1999, after being acquired by Quest, SmithKline Labs (excluding Quest accounts prior to the acquisition) only comprised 1.6% of our net revenue. If other independent laboratories decide to reduce or discontinue purchases of our assays for competitive reasons, it will reduce our net revenue.

IF WE ARE UNABLE TO DEVELOP AND SUCCESSFULLY MARKET NEW ASSAYS OR IMPROVE EXISTING ASSAYS IN A TIMELY MANNER, OUR PROFIT MARGINS MAY DECLINE.

    In order to maintain our margins and benefit from the premium prices that we typically charge for our newly introduced esoteric assays, we must continually develop new assays and improve our existing assays through licensing arrangements with third parties and through the efforts of our R & D department. There is no assurance, however, that we will be able to maintain our current pace of developing and improving assays in the future. Even if we develop such assays in a timely manner, our customers may not utilize these new assays. If we fail to develop new technologies, release new or improved assays on a timely basis, or if such assays do not obtain market acceptance, our profit margins may decline.

IF WE FAIL TO ACQUIRE LICENSES FOR NEW OR IMPROVED ASSAY TECHNOLOGY PLATFORMS, WE MAY NOT BE ABLE TO ACCELERATE ASSAY IMPROVEMENT AND DEVELOPMENT, WHICH COULD HARM OUR ABILITY TO INCREASE OUR NET REVENUE.

    Our ability to accelerate new assay development and improve existing performance will depend, in part, on our ability to license new or improved assay technology platforms on favorable terms. We may not be able to negotiate acceptable licensing arrangements and we cannot be certain that such arrangements will yield commercially successful assays. Further, even if we enter into such arrangements with these third parties, their devotion of resources to these efforts may not be within our control or influence. If we are unable to license these technologies at competitive rates, our research and development costs may increase. In addition, if we are unable to develop new or improved assays through such research and development efforts, our assays may be outdated when compared with our competition's assays, and our net revenue may decrease.

A SIGNIFICANT PORTION OF OUR NET REVENUE DEPENDS ON A SINGLE CUSTOMER, UNILAB CORPORATION. IF OUR RELATIONSHIP WITH UNILAB IS TERMINATED OR NOT RENEWED, OUR BUSINESS MAY SUFFER.

    For the nine months ended September 30, 2000 and the year ended
December 31, 1999, we sold $11.0 million and $9.6 million in services to Unilab Corporation accounts, which comprised 9.6% and 7.4% of our net revenue, respectively. Although we have entered into an agreement with Unilab in which it has agreed to refer to us, until the agreement expires in October 2002, at least 90% of the esoteric laboratory services it outsources each year or, in the event of a change of control of Unilab or the purchase by Unilab of a licensed clinical laboratory with a test menu materially broader than that of Unilab, at least $800,000 of esoteric laboratory services per month, there is no assurance that it will uphold this obligation. In addition, if Unilab does not renew this agreement in October 2002, it will then no longer be under any obligation to provide us with minimum assay referrals. If, for any reason, Unilab's purchase of our services were to be materially reduced or if Unilab failed to renew its contract with us in October 2002, it may decrease our net revenue.

WE RELY ON A FEW ASSAYS FOR A SIGNIFICANT PORTION OF OUR NET REVENUE. IF DEMAND FOR THESE ASSAYS WERE TO WEAKEN FOR ANY REASON, OUR NET REVENUE WOULD DECREASE.

    A significant portion of our net revenue is derived from 20 assays. Net revenue from these 20 assays comprised 52.4% of our total net revenue for the nine months ended September 30, 2000 and 53.4% for the year ended December 31, 1999. In addition, for each of past three years, over 10% of our net revenue has been derived from one assay for HIV Quantitation. As a result, a significant portion of our net revenue is concentrated among these assays, and in particular, our HIV Quantitation assay. If competing assays are introduced by competitors or demand for these assays otherwise decreases, our net revenue would decrease.

IF GROUP PURCHASING ORGANIZATIONS DO NOT RENEW AND MAINTAIN OUR CONTRACTS, WE MAY LOSE AN IMPORTANT MECHANISM BY WHICH TO FURTHER PENETRATE THE HOSPITAL CUSTOMER BASE.

    Many of our existing and potential hospital customers are part of group purchasing organizations, which typically pool independent hospitals together to negotiate for pricing and services, including prices for laboratory tests. These group purchasing organizations provide incentives to their participating hospitals to utilize clinical laboratories which have contracts with the group purchasing organizations.

    Our participation in group purchasing organizations constitutes one aspect of our overall strategy to attract new hospital customers. We have contracts with five group purchasing organizations: AmeriNet, Joint Purchasing Organization, Managed Healthcare Associates, Novation (formerly known as VHA) and Shared Services Healthcare. We are typically granted non-exclusive provider status under these contracts. Our contract with Novation will expire in December 2000, while the contracts with the other group purchasing organizations will expire at times from 2001 to 2003.

    For the nine months ended September 30, 2000, sales of our services to hospitals which utilized the pricing structures under the Novation and AmeriNet group purchasing organization contracts comprised $25.3 million or 22.2%, and $5.6 million or 4.9% of our net revenues, respectively. Sales to hospitals within the other three group purchasing organizations comprised less than 1% of our net revenues for the same period. These group purchasing organizations offer a substantial growth opportunity to gain additional revenue from existing hospital customers. While we believe that over

1,800 of our 2,100 hospital customers are affiliated with these five group purchasing organizations, only approximately 400 of these customers qualify for discounts under these contracts.

    We cannot be certain that if our agreement with Novation, AmeriNet or any other group purchasing organization is terminated or not renewed, that we will be able to retain any of the accounts of the participating hospitals. If any hospital customer affiliated with a group purchasing organization no longer uses our services, it will reduce our net revenue. In addition, if we are unable to attract new hospital customers because any group purchasing organization contract is terminated, it may adversely affect our ability to grow our business.

FAILURE IN OUR INFORMATION TECHNOLOGY SYSTEMS COULD SIGNIFICANTLY INCREASE TURN-AROUND TIME, REDUCE OUR PRODUCTION CAPACITY, AND OTHERWISE DISRUPT OUR OPERATIONS, WHICH MAY REDUCE OUR CUSTOMER BASE AND RESULT IN LOST NET REVENUE.

    Our success depends, in part, on the continued and uninterrupted performance of our information technology systems, including our DataPassport-Registered Trademark- suite of products. Sustained or repeated system failures that interrupt our ability to process assay orders, deliver assay results or perform assays in a timely manner would reduce significantly the attractiveness of our products to our customers. Our business, results of operations and financial condition could be materially and adversely affected by any damage or failure that interrupts or delays our operations.

    Our computer systems are vulnerable to damage from a variety of sources, including telecommunications failures, malicious human acts and natural disasters. Moreover, despite network security measures, some of our servers are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive problems, in part because they are located at a third party web hosting company, Exodus Communications, in El Segundo, California, and we cannot control the maintenance and operation of the Exodus data centers. Despite the precautions we have taken, unanticipated problems affecting our systems could cause interruptions in our information technology systems.

    We have insurance policies designed to cover losses arising from such interruptions. Our policies include coverage for commercial general liability with a limit of $10 million. However, these insurance policies may not adequately compensate us for any losses that may occur due to any failures in our systems.

IF WE LOSE OUR COMPETITIVE POSITION IN PROVIDING VALUABLE INFORMATION TECHNOLOGY SOLUTIONS AS AN ANCILLARY SERVICE TO OUR CUSTOMERS, WE MAY NOT BE ABLE TO MAINTAIN OR GROW OUR MARKET SHARE.

    Over the past four years, we have made a substantial investment in our information technology solutions, such as DataPassport-Registered Trademark- and DataPassportMD-TM-, to facilitate electronic assay ordering and results reporting as a value added service for our customers. Based on management's experience in the industry and discussions with our customers, we believe that our competitors have not yet implemented similar information technology tools. We further believe that these solutions are one factor considered by our customers when selecting a reference laboratory. In the future, our competitors may offer similar or better information technology solutions to our existing and potential customer base. If this occurs, we will lose this competitive advantage, and as a result, may be unable to maintain or increase our market share.

CLINICIANS OR PATIENTS USING OUR PRODUCTS OR SERVICES MAY SUE US AND OUR INSURANCE MAY NOT SUFFICIENTLY COVER ALL CLAIMS BROUGHT AGAINST US, WHICH WILL INCREASE OUR EXPENSES.

    The development, marketing, sale and performance of healthcare services exposes us to the risk of litigation, including medical malpractice. Damages assessed in connection with, and the costs of defending, any legal action could be substantial. We currently maintain insurance with coverage up to

$20 million, either singly or in the aggregate, which we believe to be adequate to cover our exposure in our current professional liability claims and employee-related matters which were incurred in the ordinary course of business. Although we believe that these claims may not have a material affect on us, because we expect them to be covered by this insurance, we may be faced with litigation claims which exceed our insurance coverage or are not covered under our insurance policy. In addition, litigation could have a material adverse effect on our business if it impacts our existing and potential customer relationships, creates adverse public relations, diverts management resources from the operation of the business or hampers our ability to perform assays or otherwise conduct our business.

IF PROTECTION OF THE INTELLECTUAL PROPERTY UNDERLYING OUR TECHNOLOGY AND TRADE SECRETS IS INADEQUATE, THEN THIRD PARTIES MAY BE ABLE TO USE OUR TECHNOLOGY OR SIMILAR TECHNOLOGIES, THUS REDUCING OUR ABILITY TO COMPETE.

    We currently rely on certain technologies for which we believe patents are not economically feasible and therefore may be developed independently or copied by our competitors. Furthermore, we rely on certain proprietary trade secrets and know-how, which we have not patented. Although we have taken steps to protect our unpatented trade secrets and know-how, principally through the use of confidentiality agreements with our employees, there can be no assurance that these agreements will not be breached, that we would have adequate remedies for any breach, or that our trade secrets will not otherwise become known or be independently developed or discovered by competitors. If our trade secrets become known or are independently developed or discovered by competitors, it could have a material adverse effect on our ability to compete.

OUR ASSAYS MAY INFRINGE ON THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS, WHICH MAY CAUSE US TO ENGAGE IN COSTLY LITIGATION WHICH MAY CAUSE US TO PAY SUBSTANTIAL DAMAGES AND PROHIBIT US FROM SELLING OUR ASSAYS.

    Other companies or institutions engaged in assay development, including our competitors, may obtain patents or other proprietary rights that would prevent, limit or interfere with our ability to develop, perform or sell our assays. As a result, we may be found to be, or accused of, infringing on the proprietary rights of others. For example, in response to a patent infringement allegation from Athena Diagnostics in 1997, we ceased performing an assay used to diagnose late onset Alzheimer's disease. We have received letters from Chiron Corporation and the National Institute of Health in February 1998 and April 2000, respectively, claiming that some of our assays may violate their patents. The assays which may be affected by these claims comprised approximately
$18.7 million of our net revenue for the nine months ended September 30, 2000. While management believes that none of these claims will have a material adverse effect on our business, there can be no assurance that there will be no adverse consequences to us. As a result of these claims and any other infringement related claims, we could incur substantial costs in defending any litigation, and intellectual property litigation could force us to do one or more of the following:

    - cease developing, performing or selling products or services that incorporate the challenged intellectual property;

    - obtain and pay for licenses from the holder of the infringed intellectual property right; or

    - redesign or reengineer our assays.

    Any efforts to reengineer our assays or any inability to sell our assays could substantially increase our costs, force us to interrupt product sales, delay new assay releases and ultimately, reduce our revenues.

WE MAY ENCOUNTER PROBLEMS OR DELAYS IN OPERATING OR IMPLEMENTING OUR AUTOMATED PROCESSING SYSTEMS, WHICH COULD DISRUPT OUR OPERATIONS, REQUIRE US TO DEVELOP ALTERNATIVES AND INCREASE OUR COSTS.

    In order to meet growth in demand for our esoteric assays, we will have to process many more patient samples than we are currently processing. We have implemented a high-speed specimen sorting system known as the Total Accessioning Re-Organization System, or TARO-TM-. In addition, we plan to develop and implement other automated systems to enhance our testing procedures, including the implementation of a specimen splitting system. We will need to develop sophisticated software to support these other automated procedures, analyze the data generated by these tests and report the results. Further, as we attempt to increase the number of patient samples we process, throughput or quality-control problems may arise.

    If we are unable to consistently process patient samples on a timely basis because of delays or failures in our implementation of these automated systems, or if we encounter problems with our established automated processes, we will be required to develop alternate means to process our business which may increase our costs.

WE MAY ACQUIRE OTHER BUSINESSES, PRODUCTS OR TECHNOLOGIES IN ORDER TO REMAIN COMPETITIVE IN OUR MARKET AND OUR BUSINESS COULD BE ADVERSELY AFFECTED AS A RESULT OF ANY OF THESE FUTURE ACQUISITIONS.

    In order to remain competitive, we may find it necessary to acquire additional businesses, products or technologies. At this time, we have no specific understanding, commitments or agreements with respect to any acquisitions. If we identify an appropriate acquisition candidate, we may not be successful in negotiating acceptable terms of the acquisition, financing the acquisition, or integrating the acquired business, products or technologies into our existing business and operations. We have virtually no experience in acquiring other businesses and integrating them into our operations. Further, completing an acquisition and integrating an acquired business will significantly divert management time and resources. If we consummate any significant acquisitions using stock or other securities as consideration, your equity in us could be significantly diluted. If we make any significant acquisitions using cash consideration, we may be required to use a substantial portion of our available cash, including the proceeds of this offering. Acquisition financing may not be available on favorable terms, if at all. In addition, we may be required to amortize significant amounts of goodwill and other intangible assets in connection with future acquisitions, which would harm our operating results.

OUR OPERATIONS AND FACILITIES ARE SUBJECT TO STRINGENT LAWS AND REGULATIONS AND IF WE ARE UNABLE TO COMPLY, OUR BUSINESS MAY BE SIGNIFICANTLY HARMED.

    As a provider of healthcare-related services, we are subject to extensive and frequently changing federal, state and local laws and regulations governing licensure, billing, financial relationships, referrals, conduct of operations, purchases of existing businesses, cost-containment, direct employment of licensed professionals by business corporations and other aspects of our business relationships.

    If we do not comply with existing or additional laws or regulations, or if we incur penalties, it could increase our expenses, prevent us from increasing net revenue, or hinder our ability to conduct our business. In addition, changes in existing laws or regulations, or new laws or regulations, may delay or prevent us from marketing our products or cause us to reduce our pricing.

    FRAUD AND ABUSE

    Of particular importance to our operations are federal and state laws prohibiting fraudulent billing and providing for the recoupment of non-fraudulent overpayments, as a large number of laboratories have been forced by the federal and state governments, as well as by private payors, to enter into substantial settlements under these laws. Government investigations of clinical laboratories have been ongoing for a number of years and are expected to continue in the future. While written "corporate compliance" programs to actively monitor compliance with fraud laws and other regulatory requirements are recommended by the Department of Health and Human Services' Office of the Inspector General and are common in the clinical laboratory industry, we are only in the process of implementing such a program.

    FEDERAL AND STATE CLINICAL LABORATORY LICENSING

    The operations of our clinical laboratory are subject to a stringent level of regulation under the Clinical Laboratory Improvement Amendments. For certification under the Clinical Laboratory Improvement Amendments, laboratories such as us must meet various requirements, including requirements relating to quality assurance, quality control and personnel standards. Our laboratory is also subject to strict regulation by California, New York and various other states. We are accredited by the College of American Pathologists, and therefore are subject to their requirements and evaluation. Our failure to comply with Clinical Laboratory Improvement Amendments, state or other applicable requirements could result in various penalties, including loss of licensure, certification or accreditation. Such penalties could result in our being unable to continue performing laboratory testing. Compliance with such standards is verified by periodic inspections and requires participation in proficiency testing programs. No assurances can be given that our facilities will pass all future inspections conducted to ensure compliance with federal or any other applicable licensure or certification laws. Substantial expenditures are required on an ongoing basis to ensure that we comply with existing regulations and to bring us into compliance with newly instituted regulations.

    FOOD & DRUG ADMINISTRATION

    Neither the FDA nor any other governmental agency currently fully regulates the new assays we internally develop. Although the FDA previously asserted that its jurisdiction extends to tests generated in a clinical laboratory, it has allowed these tests to be run and the results commercialized without FDA premarket approval. However, we cannot predict the extent of future FDA regulation and there can be no assurance that the FDA will not consider testing conducted at a clinical laboratory to require premarketing clearance. Hence, we might be subject in the future to greater regulation, or different regulations, that could have a material effect on our finances and operations.

    ANTI-KICKBACK REGULATIONS

    Existing federal laws governing Medicare and Medicaid and other similar state laws impose a variety of broadly described restrictions on financial relationships among healthcare providers, including clinical laboratories. These laws include federal anti-kickback laws which prohibit clinical laboratories from, among other things, making payments or furnishing other benefits intended to induce the referral of patients for tests billed to Medicare, Medicaid or certain other federally funded programs. In addition, they also include self-referral prohibitions which prevent us from accepting referrals from physicians who have non-exempt ownership or compensation relationships with us as well as anti-markup and direct billing rules that may apply to our relationships with our customers. Sanctions for violations of these laws may include exclusion from participation in Medicare, Medicaid and other federal healthcare programs, and criminal and civil fines and penalties.

    FEE-SPLITTING

    The laws of many states prohibit physicians from sharing professional fees with non-physicians and prohibit non-physician entities, such as us, from practicing medicine and from employing physicians to practice medicine. If we do not comply with existing or additional regulations, or if we incur penalties, it could increase our expenses, prevent us from increasing net revenue, or hinder our ability to conduct our business. In addition, changes in existing regulations or new regulations may delay or prevent us from marketing our products or cause us to reduce our pricing.

IF WE DO NOT COMPLY WITH LAWS AND REGULATIONS GOVERNING THE CONFIDENTIALITY OF MEDICAL INFORMATION, IT WILL ADVERSELY AFFECT OUR ABILITY TO DO BUSINESS OVER THE INTERNET.

    The confidentiality of patient medical information is subject to substantial regulation by the state and federal governments. State and federal laws and regulations govern both the disclosure and the use of confidential patient medical information. Most states have laws that govern the use and disclosure of patient medical information and the right to privacy. Similarly, many federal laws also may apply to protect such information, including the Electronic Communications Privacy Act of 1986 and federal laws relating to confidentiality of mental health records and substance abuse treatment.

    Legislation governing the dissemination and use of medical information is continually being proposed at both the state and federal levels. For example, the Health Insurance Portability and Accountability Act of 1996 requires the U.S. Secretary of Health and Human Services to develop regulations to protect the security and privacy of individually identifiable health information that is electronically transmitted or received. In November 1999, the U.S. Secretary of Health and Human Services published proposed regulations under the Health Insurance Portability and Accountability Act of 1996 that would protect the security and privacy of individually identifiable health information that is transmitted or received over the Internet. When these regulations become final, they will likely require that holders or users of electronically transmitted patient health information implement measures to maintain the security and privacy of such information. Ultimately, this and other legislation may even affect the dissemination of medical information that is not individually identifiable. Physicians and other persons providing patient information to us are also required to comply with these laws and regulations. If a patient's privacy is violated, or if we are found to have violated any state or federal statute or regulation with regard to the confidentiality, dissemination or use of patient medical information, we could be liable for damages, or for civil or criminal fines or penalties.

    The commercialization of our Internet products including Outreach Express-TM-, DataPassportMD-TM-, and DataPassport Clinical Trials-TM- is strictly governed by state and federal laws and regulations, including the new regulations under the Health Insurance Portability and Accountability Act of 1996. We have implemented encryption technology to protect patient medical information, however, use of encryption technology does not guarantee the privacy and security of confidential information. We believe that we are in material compliance with all applicable state and federal laws and regulations governing the confidentiality, dissemination and use of medical record information. However, differing interpretations of existing laws and regulations, or the adoption of new laws and regulations, could reduce or eliminate our ability to obtain or use patient information which, in turn, could limit our ability to use our information technology products for electronically transmitting patient data.

OUR NET REVENUE WILL BE DIMINISHED IF PAYORS DO NOT AUTHORIZE REIMBURSEMENT FOR OUR SERVICES.

    There has been and will continue to be significant efforts by both federal and state agencies to reduce costs in government healthcare programs and otherwise implement government control of healthcare costs. In addition, increasing emphasis on managed care in the United States may continue to put pressure on the pricing of healthcare services. Uncertainty exists as to the reimbursement status of new assays. Third party payors, including state payors and Medicare, are challenging the prices charged for medical products and services. Government and other third party payors increasingly are limiting both coverage and the level of reimbursement for our services. Third party insurance coverage may not be available to patients for any of our existing assays or assays we discover and develop. Third party payors accounted for approximately 7.4% of our net revenue in 1999 and 7.9% of our net revenue for the nine months ended September 30, 2000. However, a substantial portion of the testing for which we bill our hospital and laboratory clients is ultimately paid by third party payors and we do not know the percentage of our net revenue that is indirectly derived from these payors. Any pricing pressure exerted by these third party payors on our customers may, in turn, be exerted by our customers on us. If government and other third party payors do not provide adequate coverage and reimbursement for our assays, our net revenue may decline.

IF A CATASTROPHE WERE TO STRIKE OUR CLINICAL LABORATORY FACILITY, WE WOULD BE UNABLE TO PROCESS OUR CUSTOMERS' SAMPLES FOR A SUBSTANTIAL AMOUNT OF TIME AND WE WOULD BE UNABLE TO OPERATE OUR BUSINESS COMPETITIVELY.

    Our clinical and processing facility may be affected by catastrophes such as earthquakes or sustained interruptions in electrical service. Earthquakes are of particular significance to us because all of our clinical laboratory facilities are located in Santa Monica, California, an earthquake-prone area. In the event our existing clinical laboratory facility or equipment is affected by man-made or natural disasters, we would be unable to process our customers' samples in a timely manner and unable to operate our business in a commercially competitive manner. To address these risks, we have in place formal recovery plans for all interruptions of service. This includes identification of alternate laboratory testing facilities and complete disaster recovery protocols. We also carry earthquake insurance with coverage amount of up to $10 million and have outsourced part of our data storage and processing equipment to a facility designed to withstand most earthquakes. Despite these precautions, there is no assurance that we could recover quickly from a serious earthquake or other disaster.

                         RISKS RELATED TO THIS OFFERING

OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE AND THIS COULD CAUSE OUR STOCK PRICE TO FLUCTUATE OR DECLINE.

    Our quarterly operating results have varied significantly in the past and may vary significantly in the future. If our quarterly net revenue and operating results fall below the expectations of securities analysts and investors, the market price of our common stock could fall substantially. Operating results vary depending on a number of factors, many of which are outside our control, including:

    - demand for our assays and ancillary services;

    - loss of a significant customer or group purchasing organization contract;

    - new assay introductions by competitors;

    - changes in our pricing policies or those of our competitors;

    - the hiring and retention of key personnel;

    - changes in healthcare laws and regulations; and

    - costs related to acquisitions of technologies or businesses.

    We plan to expand our sales and marketing, research and development and general and administrative efforts, which will lead to an increase in expenses. If our net revenue does not increase along with these expenses, our business, operating results and financial condition could be materially harmed and operating results in a given quarter could be worse than expected.

    For a more detailed description of our quarterly results, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

THE PRICE OF OUR COMMON STOCK MAY BE LOWER THAN THE PRICE YOU PAY IN THIS OFFERING.

    Prior to this offering, there has been no public market for our common stock. After this offering, an active trading market in our stock might not develop or continue to exist. If you purchase shares of our common stock in this offering, you will pay a price that was not established in a competitive market. Rather, you will pay a price that we negotiated with the representatives of the underwriters. The price of our common stock that will prevail in the market after the offering may be lower than the price you pay.

OUR STOCK PRICE IS LIKELY TO BE VOLATILE AND COULD DROP UNEXPECTEDLY.

    Following this offering, the price at which our common stock will trade is likely to be volatile. The stock market has from time to time experienced significant price and volume fluctuations that have affected the market prices of securities, particularly securities of clinical laboratory, biotechnology and other healthcare service companies. As a result, you may experience a material decline in the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against that company. We may become involved in this type of litigation in the future. Litigation of this type is often expensive and diverts management's attention and resources.

WE ARE CONTROLLED BY A SINGLE EXISTING SHAREHOLDER, WHOSE INTERESTS MAY DIFFER FROM YOUR INTERESTS.

    Our principal shareholder is Specialty Family Limited Partnership, whose sole general managing partner is our Chairman and Chief Executive Officer, Dr. James B. Peter. Specialty Family Limited Partnership, together with
Dr. Peter, currently beneficially own approximately 94% of the outstanding shares of our common stock and after the offering will beneficially own approximately 71% of the outstanding shares of our common stock. Accordingly, the Specialty Family Limited Partnership along with Dr. Peter will have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including election of directors, mergers, consolidations and the sale of all or substantially all of our assets. Our principal shareholder will also have the power to prevent or cause a change in control. The interests of this shareholder may differ from your interests. In addition, this concentration of ownership may delay, prevent, or deter a change in control and could deprive you of an opportunity to receive a premium for your common stock as part of a sale of our business.

SHARES ELIGIBLE FOR PUBLIC SALE AFTER THIS OFFERING COULD ADVERSELY AFFECT OUR STOCK PRICE.

    The market price of our common stock could drop due to sales of a large number of shares of our common stock in the market after this offering or the perception that such sales could occur. These sales could also make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

ANTI-TAKEOVER PROVISIONS IN OUR CHARTER DOCUMENTS COULD PREVENT OR DELAY A CHANGE IN CONTROL AND, AS A RESULT, NEGATIVELY IMPACT OUR SHAREHOLDERS.

    We have taken a number of actions that could have the effect of discouraging a takeover attempt. For example, provisions of our amended and restated articles of incorporation and amended and restated bylaws could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. These provisions also could limit the price that certain investors might be willing to pay in the future for shares of our common stock.

    These provisions include:

    - limitations on who may call special meetings of shareholders;

    - advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by shareholders at shareholder meetings; and

    - the ability of our board of directors to issue preferred stock, without shareholder approval.

YOU WILL SUFFER IMMEDIATE AND SUBSTANTIAL DILUTION.

    The initial public offering price of our common stock is substantially higher than the book value per share of the outstanding common stock. As a result, you will incur immediate and substantial dilution. In the past, we issued options to acquire common stock at prices significantly below the initial public offering price. To the extent these outstanding options are ultimately exercised, there will be further dilution to investors.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
  THIS PROSPECTUS INCLUDES FORWARD-LOOKING STATEMENTS WHICH COULD DIFFER FROM
                             ACTUAL FUTURE RESULTS.

    Some of the matters discussed in this prospectus include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "thinks" and similar expressions are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. These factors include the following:

    - competition;

    - technological advances relating to clinical laboratory testing;

    - our ability to develop or license new, marketable assays;

    - demographic changes;

    - existing governmental regulations and changes in, or the failure to comply with, governmental regulations;

    - legislative proposals for healthcare reform;

    - our ability to hire and retain qualified personnel;

    - liability and other claims asserted against us;

    - changes in Medicare, Medicaid and other third party payor payment levels;

    - changes in generally accepted accounting principles;

    - the availability and terms of capital to fund acquisitions or replacement facilities; and

    - our ability to successfully acquire and integrate additional technologies or businesses.

                                USE OF PROCEEDS

    We estimate that the net proceeds we will receive from the sale of the shares of common stock offered by us will be $68.0 million, assuming an initial public offering price of $15.00 per share and after deducting the estimated underwriting discount and estimated offering expenses. If the underwriters' over-allotment option is exercised in full, we estimate that the net proceeds will be $78.5 million.

    We intend to use our net proceeds for the repayment of all of the debt outstanding under our credit facilities, expansion of sales and marketing capabilities, research and development and other general corporate purposes, including working capital. We also may use a portion of our net proceeds to acquire complementary businesses, products or technologies. We have no specific understandings, commitments or agreements with respect to any acquisitions. The amounts that we actually expend for working capital purposes will vary significantly depending on a number of factors, including revenue growth, if any, the amount of cash we generate from operations and the progress of our test development efforts. We will retain broad discretion in allocating the net proceeds of this offering.

    As of September 30, 2000, the outstanding debt under our credit facilities totaled $12.1 million, consisting of $10.1 million under our term loan facilities and $2.0 million under our revolving line of credit. Portions of the term loan mature on March 31, 2002, January 1, 2004 and February 1, 2004 and the revolving line of credit expires on September 3, 2002. As of September 30, 2000, the weighted average interest rate under these borrowings was 9.02%.

    Pending any use, the net proceeds of this offering will be invested in short-term, interest-bearing securities.

                                DIVIDEND POLICY

    We have not declared or paid any cash dividends on our capital stock since 1992. We currently intend to retain future earnings, if any, to provide funds to finance the expansion of our business. In addition, in connection with a loan and security agreement, we are restricted from paying dividends in cash. As a result, we do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

    The following table sets forth our capitalization as of September 30, 2000:

    - on an actual basis; and

    - as adjusted to give effect to the sale of 5,000,000 shares of our common stock at an assumed initial public offering price of $15.00 per share, after deducting the estimated underwriting discount and estimated expenses of this offering and repayment of all of our debt under our credit facilities. Please see "Use of Proceeds."

    You should read this information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

                                                          AS OF SEPTEMBER 30, 2000
                                                         --------------------------
                                                          ACTUAL        AS ADJUSTED
                                                         ---------      -----------
                                                           (DOLLARS IN THOUSANDS)
Long-term debt, including current portion..............   $12,125         $    --
Shareholders' equity:
  Common stock, no par value per share, 100,000,000
    shares authorized, 15,187,507 shares issued and
    outstanding--actual, 20,187,507 shares issued and
    outstanding--as adjusted...........................     6,905          74,905
  Preferred stock, no par value per share, 10,000,000
    shares authorized, no shares issued and
    outstanding--actual, no shares issued and
    outstanding--as adjusted...........................        --              --
  Retained earnings....................................    22,040          22,040
  Deferred stock-based compensation....................    (2,184)         (2,184)
                                                          -------         -------
    Total shareholders' equity.........................    26,761          94,761
                                                          -------         -------
    Total capitalization...............................   $38,886         $94,761
                                                          =======         =======

    This information excludes:

    - 4,020,280 shares of common stock reserved for issuance under our 2000 Stock Incentive Plan, of which 1,871,971 shares are subject to outstanding options as of September 30, 2000, at a weighted average exercise price of $2.03 per share; and

    - 330,000 shares of common stock reserved for issuance under our 2000 Employee Stock Purchase Plan.

                                    DILUTION

    Our net tangible book value as of September 30, 2000 was approximately
$26.8 million, or $1.76 per share of common stock. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. After giving effect to the issuance and sale of 5,000,000 shares of common stock offered by us at an assumed initial public offering price of $15.00 per share and after deducting the estimated underwriting discount and estimated offering expenses payable by us, our pro forma net tangible book value as of September 30, 2000 would have been $94.8 milion, or $4.69 per share. This represents an immediate increase in net tangible book value of $2.93 per share to existing shareholders and an immediate dilution of $10.31 per share to new investors purchasing shares in this offering. If the initial public offering price is higher or lower, the dilution to the new investors will be greater or less, respectively. The following table illustrates this per share dilution:

Assumed initial public offering price per share............                            $                 15.00
  Net tangible book value per share at September 30,
    2000...................................................  $                  1.76
  Increase in net tangible book value per share
    attributable to new investors..........................                     2.93
                                                             -----------------------
Pro forma net tangible book value per share after
  offering.................................................                                               4.69
                                                                                       -----------------------
Dilution per share to new investors........................                            $                 10.31
                                                                                       =======================

    If the underwriters' over-allotment option is exercised in full, the pro forma net tangible book value per share after the offering would be $5.03 per share, the increase in net tangible book value per share to existing shareholders would be $3.27 per share and the dilution in net tangible book value to new investors would be $9.97 per share.

    The following table summarizes, as of September 30, 2000, the differences between the total consideration paid and the average price per share paid by existing shareholders and by new investors purchasing shares of common stock in this offering.

                                             SHARES PURCHASED       TOTAL CONSIDERATION
                                           ---------------------   ----------------------   AVERAGE PRICE
                                             NUMBER     PERCENT      AMOUNT      PERCENT      PER SHARE
                                           ----------   --------   -----------   --------   -------------
Existing shareholders....................  15,187,507     75.2%    $   609,137      0.8%       $  0.04
New investors............................   5,000,000     24.8      75,000,000     99.2          15.00
                                           ----------    -----     -----------    -----
  Total..................................  20,187,507    100.0%    $75,609,137    100.0%
                                           ==========    =====     ===========    =====

    This information excludes:

    - 4,020,280 shares of common stock reserved for issuance under our 2000 Stock Incentive Plan, of which 1,871,971 shares are subject to outstanding options as of September 30, 2000, at a weighted average exercise price of $2.03 per share; and

    - 330,000 shares of common stock reserved for issuance under our 2000 Employee Stock Purchase Plan.

    To the extent that any of these options are exercised, there will be further dilution to new investors.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The statement of operations data set forth below for the years ended December 31, 1997, 1998 and 1999 and the balance sheet data at December 31, 1998 and 1999 are derived from our financial statements that have been audited by Ernst & Young LLP, which are included elsewhere in this prospectus, and are qualified by reference to those financial statements. The statement of operations data set forth below for the years ended April 30, 1995 and 1996 and the balance sheet data as of April 30, 1995 and 1996 and as of December 31, 1997 are derived from our financial statements that have been audited, but are not included in this prospectus, to which reclassifications have been made to conform to the presentation of costs and expenses, continuing operations, discontinued operations and net assets of discontinued foreign operations for the other periods presented. The statement of operations data for the eight months ended December 31, 1996 and the balance sheet data at December 31, 1996 are derived from financial statements that are unaudited and are not included in this prospectus. The data for the nine months ended September 30, 1999 and 2000 and at September 30, 2000 are derived from unaudited financial statements included elsewhere in this prospectus. We have prepared the unaudited information on the same basis as the audited financial statements and have included all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position at such date and our operating results for these periods. You should read the selected financial information set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

                                    YEARS ENDED       EIGHT MONTHS                                      NINE MONTHS ENDED
                                     APRIL 30,            ENDED          YEARS ENDED DECEMBER 31,         SEPTEMBER 30,
                                -------------------   DECEMBER 31,    ------------------------------   -------------------
                                  1995       1996         1996          1997       1998       1999       1999       2000
                                --------   --------   -------------   --------   --------   --------   --------   --------
                                                       (UNAUDITED)                                         (UNAUDITED)
                                                      (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net revenue...................  $39,008    $55,710        $54,010     $106,357   $113,843   $130,142   $96,676    $113,714
Costs and expenses:
  Costs of services...........   18,257     26,698         26,006       60,157     65,098     74,784    56,161      64,111
  Selling, general and
    administrative (exclusive
    of stock-based
    compensation charges).....   15,859     22,580         17,826       39,813     42,084     46,903    34,769      36,258
  Stock-based compensation
    charges (1)...............       --         --             --           --         --      2,818     2,693         706
  Write-down of unused
    facilities (2)............       --        429             --           --         --      2,209     2,209         369
                                -------    -------        -------     --------   --------   --------   -------    --------
Total costs and expenses......   34,116     49,707         43,832       99,970    107,182    126,714    95,832     101,444
                                -------    -------        -------     --------   --------   --------   -------    --------
Operating income..............    4,892      6,003         10,178        6,387      6,661      3,428       844      12,270
Interest expense, net.........      234        318            160          883      1,159      1,639     1,139       1,016
                                -------    -------        -------     --------   --------   --------   -------    --------
Income (loss) from continuing
  operations before income
  taxes.......................    4,658      5,685         10,018        5,504      5,502      1,789      (295)     11,254
Provision for income taxes....      714      2,058          3,910        2,506      2,273        930        77       4,644
                                -------    -------        -------     --------   --------   --------   -------    --------
Income (loss) from continuing
  operations..................    3,944      3,627          6,108        2,998      3,229        859      (372)      6,610
Loss from discontinued
  operations (3)..............     (561)      (895)        (1,080)        (936)    (3,060)    (2,001)   (2,001)         --
                                -------    -------        -------     --------   --------   --------   -------    --------
Net income (loss).............  $ 3,383    $ 2,732        $ 5,028     $  2,062   $    169   $ (1,142)  $(2,373)   $  6,610
                                =======    =======        =======     ========   ========   ========   =======    ========
Income (loss) per share (4):
Basic:
  Continuing operations.......  $  0.26    $  0.23        $  0.39     $   0.19   $   0.21   $   0.05   $ (0.02)   $   0.42
  Discontinued operations.....    (0.05)     (0.06)         (0.07)       (0.06)     (0.20)     (0.12)    (0.13)         --
                                -------    -------        -------     --------   --------   --------   -------    --------
                                $  0.21    $  0.17        $  0.32     $   0.13   $   0.01   $  (0.07)  $ (0.15)   $   0.42
                                =======    =======        =======     ========   ========   ========   =======    ========
Diluted:
  Continuing operations.......  $  0.26    $  0.23        $  0.39     $   0.19   $   0.21   $   0.05   $ (0.02)   $   0.38
  Discontinued operations.....    (0.05)     (0.06)         (0.07)       (0.06)     (0.20)     (0.12)    (0.13)         --
                                -------    -------        -------     --------   --------   --------   -------    --------
                                $  0.21    $  0.17        $  0.32     $   0.13   $   0.01   $  (0.07)  $ (0.15)   $   0.38
                                =======    =======        =======     ========   ========   ========   =======    ========
Weighted average shares
  outstanding (4):
  Basic.......................   15,400     15,476         15,493       15,457     15,459     16,045    16,037      15,904
  Diluted.....................   15,400     15,489         15,514       15,477     15,505     17,004    16,037      17,426

               (CONTINUED ON FOLLOWING PAGE; FOOTNOTES APPEAR ON FOLLOWING PAGE)

                                      YEARS ENDED       EIGHT MONTHS                                      NINE MONTHS ENDED
                                       APRIL 30,            ENDED          YEARS ENDED DECEMBER 31,         SEPTEMBER 30,
                                  -------------------   DECEMBER 31,    ------------------------------   -------------------
                                    1995       1996         1996          1997       1998       1999       1999       2000
                                  --------   --------   -------------   --------   --------   --------   --------   --------
                                                         (UNAUDITED)                                         (UNAUDITED)
                                                        (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGE DATA)
OTHER DATA:
Adjusted EBITDA (5).............  $ 5,777    $ 7,803        $11,384     $  9,942   $ 10,844   $ 13,864   $ 9,664    $17,733
Adjusted EBITDA as a % of net
  revenue.......................     14.8%      14.0%          21.1%         9.3%       9.5%      10.7%     10.0%      15.6%
Cash flow provided by continuing
  operating activities..........  $ 2,526    $ 2,284        $ 4,552     $  5,994   $  7,353   $  3,315   $ 2,873    $ 9,210
Cash flow used in investing
  activities....................   (2,525)    (2,867)        (4,659)     (15,128)    (5,158)    (3,696)   (2,825)    (4,644)
Cash flow provided by (used in)
  financing activities..........        1        589            336       11,047      2,942        (56)      534     (5,094)


                                     AS OF APRIL 30,                  AS OF DECEMBER 31,                    AS OF
                                   -------------------   --------------------------------------------   SEPTEMBER 30,
                                     1995       1996        1996         1997       1998       1999          2000
                                   --------   --------   -----------   --------   --------   --------   --------------
                                                         (UNAUDITED)                                     (UNAUDITED)
                                                                     (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital..................  $ 2,939    $ 3,852      $ 5,272     $ 2,899    $ 2,035    $ 3,616        $10,035
Total assets.....................   15,998     22,066       30,839      48,229     55,998     59,859         64,615
Long-term debt, including current
  portion........................    2,939      3,378        3,714      14,761     17,703     18,382         12,125
Total shareholders' equity.......    8,478     11,360       15,250      17,135     16,953     18,281         26,761

------------------------

(1) We recorded stock-based compensation charges of $2.8 million for the year ended December 31, 1999 in connection with the sale of our common stock to management and the grant of stock options to management and directors in 1999. We recorded stock-based compensation charges of $0.7 million for the nine months ended September 30, 2000 resulting from the amortization of deferred stock-based compensation and variable stock-based compensation charges on certain stock options.

(2) During the year ended April 30, 1996, a proposed expansion to a new facility was abandoned, resulting in a write-down of the unused facility totaling $0.4 million. During the year ended December 31, 1999, management decided to abandon our Memphis facility, resulting in a write-down of the unused facility totaling $2.2 million, which included a reserve of $0.8 million for future net lease costs. During the nine months ended September 30, 2000, a month-to-month lease with a related party was terminated on a facility resulting in a write-off of $0.4 million for the unamortized leasehold improvements related to the facility.

(3) We discontinued all foreign operations in 1999. For details of the components of discontinued operations, see note 3 of the consolidated financial statements contained elsewhere in this prospectus. Because these operations were substantially shut down in 1999, we incurred no related ongoing losses during the nine months ended September 30, 2000.

(4) All periods have been adjusted for a 2.2-for-1 stock split on October 30, 2000.


(5) Adjusted EBITDA is defined as EBITDA adjusted to exclude stock-based compensation charges and write-down of unused facilities. EBITDA consists of income (loss) from continuing operations before interest, income taxes, depreciation and amortization. EBITDA and adjusted EBITDA should not be considered as measures of financial performance under GAAP. Items excluded from EBITDA and adjusted EBITDA are significant components in understanding and assessing financial performance. We present EBITDA and adjusted EBITDA which are non-GAAP measures, to enhance the understanding of our operating results. EBITDA and adjusted

    EBITDA should not be considered in isolation or as alternatives to net income, cash flows generated by operations, investing or financing activities, or other financial statement data presented in the consolidated financial statements as indicators of financial performance or liquidity. Because EBITDA and adjusted EBITDA are not measurements determined in accordance with GAAP and are thus susceptible to varying calculations, EBITDA and adjusted EBITDA as presented may not be comparable to other similarly titled measures of other companies. For reconciliation of Income
    (loss) from continuing operations to adjusted EBITDA and adjusted net income, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH OUR SELECTED CONSOLIDATED FINANCIAL DATA AND THE CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES INCLUDED ELSEWHERE IN THIS PROSPECTUS. THIS SECTION INCLUDES FORWARD-LOOKING INFORMATION THAT INVOLVES RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED BY FORWARD-LOOKING INFORMATION DUE TO FACTORS DISCUSSED UNDER "RISK FACTORS," "SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS," "BUSINESS" AND ELSEWHERE IN THIS PROSPECTUS.


    FOR PURPOSES OF THE FOLLOWING DISCUSSION, ADJUSTED EBITDA IS DEFINED AS EBITDA ADJUSTED TO EXCLUDE STOCK-BASED COMPENSATION CHARGES AND THE WRITE-DOWN OF UNUSED FACILITIES. FOR A COMPLETE DEFINITION OF EBITDA, PLEASE SEE
FOOTNOTE 5 UNDER "SELECTED CONSOLIDATED FINANCIAL DATA."


OVERVIEW

    We are a leading research-based clinical laboratory predominantly focused on developing and performing esoteric clinical laboratory tests, which we refer to as assays. We offer one of the industry's most comprehensive menus comprised of more than 3,500 clinical esoteric assays, many of which have been developed through our internal research and development efforts. Esoteric assays are complex, comprehensive or unique tests used to diagnose, evaluate and monitor patients. These assays are often performed on sophisticated instruments by highly skilled personnel and are therefore offered by a limited number of clinical laboratories.


    We have grown rapidly in recent years. For the three years ended
December 31, 1999, our net revenue and adjusted EBITDA grew at compound annual growth rates of 10.6% and 18.1%, respectively. As illustrated in the following table, we have increased our adjusted EBITDA in each of the last seven consecutive quarters. This growth has resulted from expansion of our sales and marketing forces, our investments in information technology, our aggressive efforts to improve operating efficiency and economies of scale. We do not believe, however, that this past performance is necessarily indicative of future financial results. See "Risk Factors" and "Special Note Regarding Forward-Looking Statements" for a discussion of some of the risks and uncertainties which may cause our actual results and performance to be materially different from our past performance.



                                                           THREE MONTHS ENDED
                       ------------------------------------------------------------------------------------------
                       MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,   SEPTEMBER 30,
                         1999        1999         1999            1999         2000        2000         2000
                       ---------   --------   -------------   ------------   ---------   --------   -------------
                                        (AMOUNTS IN THOUSANDS EXCEPT PERCENTAGE DATA, UNAUDITED)
Net revenue..........   $30,592    $32,575       $33,509         $33,466      $35,607    $38,557       $39,550

Adjusted EBITDA......     2,551      3,211         3,902           4,200        4,875      6,043         6,815
Adjusted EBITDA as a
  % of net revenue...       8.3%       9.9%         11.6%           12.5%        13.7%      15.7%         17.2%


    We believe that our typical esoteric assay is priced at approximately twice that of a routine test. Our assays also have higher costs than routine tests due to the necessity of specialized laboratory instruments and highly skilled laboratory personnel. If we are successful in obtaining or renewing large customer or group purchasing organization contracts, our average price per assay may slightly decrease, as these contracts typically incorporate volume discounts.

    Since 1997, we have made significant investments in our business to expand sales and marketing capabilities and develop information technology and process automation. As part of our strategy to increase our penetration of the hospital market, we have grown our sales force to 60 persons at September 30, 2000 from 33 at December 31, 1997. We have spent approximately $6.0 million since

1998 to develop our customer-focused information technology suite of products. Since 1998, we have invested approximately $1.0 million in process automation, which we expect will increase our assay capacity and throughput, and reduce our cost of services.

    R & D spending has averaged $2.3 million per year since 1997. In 1999, we refocused our R & D efforts on the efficient introduction of new assays with significant potential for growth and higher average selling prices, many of these in molecular diagnostics. Gene-based diagnostic assays represented nearly 40% of our net revenue for the nine months ended September 30, 2000. We have also increased our efforts to license technologies developed by third parties that complement our internal R & D objectives. To continue growing our business, we intend to use a portion of the proceeds from this offering to increase our overall level of R & D spending, including an accelerated pursuit of licensing arrangements.

    Prior to 1997, our revenues were heavily dependent on national clinical laboratories. In 1997, we refocused our sales and marketing efforts to increase our penetration of the hospital market. One of our primary strategies has been to align ourselves with hospitals by not competing with them for the routine tests that represent a valuable source of revenue. As a result, the proportion of our net revenue from hospitals has increased. Net revenue from hospital customers as a percentage of total net revenue increased to over 50% in the first nine months of 2000 from 32.5% for the year ended December 31, 1997.


    Since 1997, we have achieved consistent net revenue growth despite the substantial reduction of business from a significant independent laboratory customer, SmithKline Beecham Clinical Laboratories, or SmithKline Labs. SmithKline Labs withdrew approximately $10.0 million of annualized net revenue in July 1997, and an additional $13.0 million of annualized net revenue in July 1998.


    REVENUE RECOGNITION

    The vast majority of our net revenue is derived from the performance of esoteric assays for hospitals, independent laboratories, physicians and other medical providers. Although we typically bill our customers directly for these services, in some cases we bill various third party payors, such as private insurance, Medicare, Medicaid or individual patients. We recognize revenue at the time the assay result is reported to our customer.

    EXPENSE RECOGNITION

    Expenses are recognized as incurred and are generally classified between cost of services and selling, general and administrative expenses. Components of cost of services include salaries and employee benefits, research and development costs, supplies and reagents, courier costs, depreciation of laboratory equipment and leasehold improvements. Selling, general and administrative expenses include salaries and employee benefits, sales and marketing, insurance and bad debt expense.

    STOCK-BASED COMPENSATION CHARGES

    Stock-based compensation charges represent the difference between the exercise price of options granted, or the price of stock sold to employees and directors, and the deemed fair value of our common stock on the date of grant or sale in accordance with Accounting Principles Board Opinion No. 25 and its related interpretations. In the case of options, we recognize this compensation charge over the vesting periods of the options using an accelerated amortization methodology in accordance with Financial Accounting Standards Board Interpretation No. 28. For purposes of the period-to-period comparisons included in "Results of Operations," selling, general and administration expenses exclude these stock-based compensation charges, which are reflected as a separate line item.

    We have recorded deferred stock-based compensation related to unvested stock options granted to employees and directors. Based on the number of outstanding options granted as of September 30, 2000, we expect to amortize approximately $2.2 million of deferred stock-based compensation in future periods. We expect to amortize this deferred stock-based compensation approximately as follows:
$0.4 million during the remainder of 2000, $1.1 million during 2001, $0.4 million during 2002, $0.2 million during 2003 and $20,000 during 2004. We anticipate that the exercise price of stock options granted after the offering will be at the reported market price of our common stock, and therefore no deferred stock-based compensation will result from these grants.

    DISCONTINUED OPERATIONS

    In fiscal year 1995, we began operating internationally by providing routine laboratory services and kit manufacturing to create revenue growth. In
August 1999, we implemented a plan to discontinue all of our foreign operations, due to continued losses incurred with these foreign operations. We have no further obligations nor any plans to fund any additional losses of these foreign operations. For details of the components of discontinued operations, see
Note 3 of the consolidated financial statements contained elsewhere in this prospectus. Since these operations were substantially shut down in 1999, we incurred no related ongoing losses during the nine months ended September 30, 2000.


    ADJUSTED EBITDA



    Adjusted EBITDA is defined as EBITDA adjusted to exclude stock-based compensation charges and write-down of unused facilities. EBITDA consists of income (loss) from continuing operations before interest, income taxes, depreciation and amortization. Items excluded from EBITDA and adjusted EBITDA are significant components in understanding and assessing financial performance. We present EBITDA and adjusted EBITDA, which are non-GAAP measures, to enhance the understanding of cash flows generated by operations, investing or financing activities, or other financial statement data presented in the consolidated financial statements as indicators of financial performance or liquidity.



    The following table reconciles income (loss) from continuing operations to adjusted EBITDA.



                                                                                                            NINE MONTHS
                                     YEAR ENDED        EIGHT MONTHS                                            ENDED
                                      APRIL 30,            ENDED          YEARS ENDED DECEMBER 31,         SEPTEMBER 30,
                                 -------------------   DECEMBER 31,    ------------------------------   -------------------
                                   1995       1996         1996          1997       1998       1999       1999       2000
                                 --------   --------   -------------   --------   --------   --------   --------   --------
                                                                   (AMOUNTS IN THOUSANDS)
RECONCILIATION OF INCOME (LOSS) FROM CONTINUING OPERATIONS TO ADJUSTED EBITDA:
Income (loss) from continuing
  operations...................   $3,944     $3,627        $ 6,108      $2,998    $ 3,229    $   859     $ (372)   $ 6,610
  Interest expense, net........      234        318            160         883      1,159      1,639      1,139      1,016
  Provision for income taxes...      714      2,058          3,910       2,506      2,273        930         77      4,644
  Depreciation expense.........      885      1,371          1,206       3,555      4,183      5,409      3,918      4,388
  Stock-based compensation
    charges....................       --         --             --          --         --      2,818      2,693        706
  Write-down of unused
    facilities.................       --        429             --          --         --      2,209      2,209        369
                                  ------     ------        -------      ------    -------    -------     ------    -------
Adjusted EBITDA................   $5,777     $7,803        $11,384      $9,942    $10,844    $13,864     $9,664    $17,733
                                  ======     ======        =======      ======    =======    =======     ======    =======


RESULTS OF OPERATIONS

    The following table sets forth the percentage of net revenue represented by certain items in our consolidated statements of operations.

                                                                                                NINE MONTHS
                                                                    YEARS ENDED                    ENDED
                                                                    DECEMBER 31,               SEPTEMBER 30,
                                                           ------------------------------   -------------------
                                                             1997       1998       1999       1999       2000
                                                           --------   --------   --------   --------   --------
Net revenue..............................................   100.0%     100.0%     100.0%     100.0%     100.0%
Cost of services.........................................    56.6       57.2       57.5       58.1       56.4
Selling, general and administrative expenses (exclusive
  of stock-based compensation charges)...................    37.4       37.0       36.0       36.0       31.9
Operating income.........................................     6.0        5.9        2.6        0.9       10.8
Income (loss) from continuing operations before income
  taxes..................................................     5.2        4.8        1.4       (0.3)       9.9
Income (loss) from continuing operations.................     2.8        2.8        0.7       (0.4)       5.8
Loss from discontinued operations........................    (0.9)      (2.7)      (1.5)      (2.1)        --
Net income (loss)........................................     1.9        0.1       (0.9)      (2.5)       5.8

NINE MONTHS ENDED SEPTEMBER 30, 2000 COMPARED WITH NINE MONTHS ENDED
  SEPTEMBER 30, 1999

    NET REVENUE

    Net revenue increased $17.0 million, or 17.6%, to $113.7 million for the nine months ended September 30, 2000 from $96.7 million for the comparable prior year period. Approximately $12.8 million of the increase is attributed to additional net revenue generated from focusing our sales force on hospital customers, and approximately $5.5 million of the increase is attributed primarily to additional net revenue from sales to independent laboratories, including Unilab. Partially offsetting these increases, net revenue from sales to physicians and other medical providers decreased by approximately
$1.3 million primarily due to concentrated efforts to eliminate unprofitable physician accounts.

    COST OF SERVICES

    Cost of services increased $7.9 million, or 14.2%, to $64.1 million for the nine months ended September 30, 2000 from $56.2 million for the comparable prior year period. This increase is directly attributed to the increase in assay volume during the same period. As a percentage of net revenue, cost of services decreased to 56.4% for the nine months ended September 30, 2000 from 58.1% for the comparable prior year period. The decrease reflects the economies of scale realized by processing significantly higher assay volume and efficiencies provided by the ongoing automation of our laboratory operations.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (EXCLUSIVE OF STOCK-BASED
     COMPENSATION CHARGES)

    Selling, general and administrative expenses increased $1.5 million, or 4.3%, to $36.3 million for the nine months ended September 30, 2000 from $34.8 million for the comparable prior year period. This increase is due to the growth of our operations. Selling expense for the nine months ended
September 30, 2000 and September 30, 1999 was $8.7 million and $8.2 million, respectively. This increase resulted primarily from the continued expansion of our sales force. As a percentage of net revenue, selling, general and administrative expenses decreased to 31.9% for the nine months ended
September 30, 2000 from 36.0% for the comparable prior year period. The decrease reflects the economies of scale associated with processing significantly higher assay volume. As a percentage of net revenue, bad debt expense increased to 3.7% for the nine months ended September 30, 2000 from 3.2% for the comparable prior year period. This increase resulted from the increase in net revenue from third party payors.

    STOCK-BASED COMPENSATION CHARGES

    Stock-based compensation charges decreased by $2.0 million to $0.7 million for the nine months ended September 30, 2000 from $2.7 million for the comparable prior year period. The charge in the nine months ended September 30, 1999 included $0.3 million related to a sale of stock to management and $2.4 million related to stock options granted in February 1999. For the nine months ended September 30, 2000, variable stock-based compensation charges of $134,000 were recorded related to certain stock options for the period from July 1, 2000 through their dates of exercise in September 2000.

    WRITE-DOWN OF UNUSED FACILITIES

    Prior to SmithKline Labs substantially reducing its level of business with us, we had committed to lease and improve a building in Memphis, Tennessee, primarily to process assays for certain large independent laboratory customers. Subsequently, management decided in the second quarter of 1999 not to use the Memphis facility, resulting in a write-down of the facility totaling
$2.2 million, which included a reserve of $0.8 million for future net lease costs. For more information concerning this write-down, see Note 4 of the interim consolidated financial statements appearing elsewhere in this prospectus.

    We terminated a facility lease in Santa Monica, California with Santa Monica Properties, a company owned by our Chairman and Chief Executive Officer, Dr. James Peter, effective September 1, 2000. A write-down of approximately
$0.4 million for the unamortized leasehold improvements to this facility was recorded in the third quarter of 2000.

    INTEREST EXPENSE, NET

    Net interest expense decreased $0.1 million, or 10.8%, to $1.0 million for the nine months ended September 30, 2000 from $1.1 million for the comparable prior year period. The decrease is due primarily to the reduction of our bank borrowings as a result of favorable cash flows from improved earnings.

    PROVISION FOR INCOME TAXES

    Provision for income taxes was $4.6 million for the nine months ended September 30, 2000 as compared to $0.1 million for the comparable prior year period. We had an effective income tax rate for continuing operations of 41.3% for the nine months ended September 30, 2000. Though the comparable prior year had a loss from continuing operations before income taxes, the provision rate was affected by expenses incurred in connection with our sale of stock to members of management in that period which were not deductible for income tax purposes. Since we incurred a loss from continuing operations before income taxes in this period, these non-deductible expenses effectively lowered our tax rate.

    LOSS FROM DISCONTINUED OPERATIONS

    Loss from discontinued operations was $2.0 million for the nine months ended September 30, 1999. We discontinued all of our foreign operations in 1999 and have no further obligations nor plans to fund any additional losses of these foreign operations. For details of the components of the loss from discontinued operations in the nine months ended September 30, 1999, see note 3 of the interim consolidated financial statements.

    ADJUSTED EBITDA


    Adjusted EBITDA increased by $8.0 million, or 83.5%, to $17.7 million for the nine months ended September 30, 2000 from $9.7 million for the comparable prior year period. As a percentage of net revenue, adjusted EBITDA increased to 15.6% for the nine months ended September 30, 2000 from 10.0% for the comparable prior year period. These results reflect economies of scale associated with processing significantly higher assay volume and efficiencies provided by ongoing automation of assays.


    NET INCOME (LOSS)

    Net income increased by $9.0 million to $6.6 million for the nine month period ended September 30, 2000 from a net loss of $2.4 million for the comparable prior year period. The increase is due primarily to increased operating income resulting from higher assay volume and efficiencies provided by ongoing automation of assays. The comparable 1999 period also contained charges in excess of current year charges of $2.0 million for stock-based compensation, $1.8 million for a write-down of unused facilities and $2.0 million for discontinued operations.

YEAR ENDED DECEMBER 31, 1999 COMPARED WITH YEAR ENDED DECEMBER 31, 1998

    NET REVENUE

    Net revenue increased $16.3 million, or 14.3%, to $130.1 million for the year ended December 31, 1999 from $113.8 million for the prior year. During 1999, net revenue from hospitals increased by $16.9 million due to focusing our sales force on hospital customers. Net revenue from physicians and other medical providers also increased by $3.8 million for the same period as we benefited in 1999 from a trial sales program utilizing a significant number of part-time sales persons focused on the physician market to supplement our full-time sales force in the prior year. These increases were partially offset by a $4.4 million decline in net revenue from other independent laboratories due mainly to SmithKline Labs substantially reducing its business with us in the third quarter of 1998. This business represented 6.3% of our net revenue in 1998 as compared to 1.6% in 1999.

    COST OF SERVICES

    Cost of services increased $9.7 million, or 14.9%, to $74.8 million for the year ended December 31, 1999 from $65.1 million for the prior year. This increase is attributable to the increase in assay volume. As a percentage of net revenue, cost of services increased slightly to 57.5% for the year ended December 31, 1999 from 57.2% for the prior year.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (EXCLUSIVE OF STOCK-BASED
     COMPENSATION CHARGES)

    Selling, general and administrative expenses increased $4.8 million, or 11.5%, to $46.9 million for the year ended December 31, 1999 from $42.1 million for the prior year. The increase is attributable to the growth of our operations. As a percentage of net revenue, selling, general and administrative expenses decreased to 36.0% for the year ended December 31, 1999 from 37.0% for the prior year. The decrease reflects the economies of scale associated with processing significantly higher assay volume. As a percentage of net revenue, bad debt expense remained constant at 3.3% for both years ended December 31, 1999 and 1998.

    STOCK-BASED COMPENSATION CHARGES

    In connection with the sale of our common stock to management and the grant of stock options to management and directors in 1999, we recorded stock-based compensation charges of approximately $2.8 million for the year ended
December 31, 1999. No stock-based compensation charges were recorded in 1998.

    WRITE-DOWN OF UNUSED FACILITIES

    In connection with the decision in the second quarter of 1999 not to use the Memphis facility, we recorded a write-down totaling $2.2 million for the year ended December 31, 1999. For more information concerning this write-down, see Note 4 of the consolidated financial statements appearing elsewhere in this prospectus.

    INTEREST EXPENSE, NET

    Net interest expense increased to $1.6 million for the year ended
December 31, 1999 from $1.2 million for the prior year, representing an increase of $0.4 million, or 41.5%. This increase is due primarily to increased borrowings under our bank loan agreements for capital expenditures and working capital needs to support our growth.

    PROVISION FOR INCOME TAXES

    We provided for income taxes in the amount of $0.9 million for the period ended December 31, 1999 as compared to $2.3 million for the prior year. We had an effective income tax rate for continuing operations of 52.0% for the year ended December 31, 1999 compared to a rate of 41.3% for the prior year. The higher tax rate in 1999 is due primarily to expenses incurred in connection with our sale of stock to members of management in 1999 which were not deductible for income tax purposes.

    LOSS FROM DISCONTINUED OPERATIONS

    Loss from discontinued operations decreased $1.1 million to $2.0 million for the year ended December 31, 1999 from $3.1 million for the prior year. We discontinued all of our foreign operations in 1999. For details of the components of the loss from discontinued operations in 1999 and 1998, see
Note 3 of the consolidated financial statements contained elsewhere in this prospectus.

    ADJUSTED EBITDA


    Adjusted EBITDA increased by $3.0 million, or 27.8%, to $13.9 million for the year ended December 31, 1999 from $10.8 million for the prior year. As a percentage of net revenue, adjusted EBITDA increased to 10.7% for the year ended December 31, 1999 from 9.5% for the prior year. These results reflect economies of scale associated with processing significantly higher assay volume and efficiencies provided by ongoing automation of assays.


    NET INCOME (LOSS)

    Net income decreased by $1.3 million to a net loss of $1.1 million for the year ended December 31, 1999 from net income of $0.2 million for the prior year. The decrease during 1999 was due primarily to the write-down of the Memphis facility of $2.2 million and the recording of stock-based compensation charges of approximately $2.8 million, offset in part by improved operating income (before charges for stock-based compensation and write-down of unused facilities) of $1.8 million and a reduced loss of $1.1 million from discontinued operations.

YEAR ENDED DECEMBER 31, 1998 COMPARED WITH YEAR ENDED DECEMBER 31, 1997

    NET REVENUE

    Net revenue increased $7.5 million, or 7.0%, to $113.8 million for the year ended December 31, 1998 from $106.4 million for the prior year. During 1998, net revenue from hospitals increased by $9.3 million due to focusing our sales force on hospital customers. Net revenue from physicians and other medical providers also increased by $5.2 million for the same period as a result of our 1998 trial sales program utilizing a significant number of part-time sales persons focused on the physician market to supplement our full-time sales force. These increases were offset by a $6.8 million decline in net revenue from other independent laboratories due mainly to SmithKline Labs substantially reducing its business with us in the third quarter of 1998. SmithKline Labs represented 16.5% of our net revenue in 1997 as compared to 6.3% in 1998.

    COST OF SERVICES

    Cost of services increased $4.9 million, or 8.2%, to $65.1 million for the year ended December 31, 1998 from $60.2 million for the prior year. The increase in cost of services is attributable to an increase in assay volume during the same period. As a percentage of net revenue, cost of services increased to 57.2% for the year ended December 31, 1998 from 56.6% for the prior year. The increase is attributed mainly to overcapacity related to SmithKline Labs substantially reducing its business with us in the third quarter of 1998.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (EXCLUSIVE OF STOCK-BASED
     COMPENSATION CHARGES)

    Selling, general and administrative expenses increased $2.3 million, or 5.7%, to $42.1 million for the year ended December 31, 1998 from $39.8 million for the prior year. The increase in selling, general and administrative expenses is attributed to expanding the national sales force to replace the business lost from SmithKline Labs. As a percentage of net revenue, selling, general and administrative expenses decreased to 37.0% for the year ended December 31, 1998 from 37.4% for the prior year. As a percentage of net revenue, bad debt expense increased to 3.3% for the year ended December 31, 1998 from 2.7% for the prior year. This increase resulted from increase in revenues from third party payors.

    INTEREST EXPENSE, NET

    Net interest expense increased $0.3 million, or 31.1%, to $1.2 million for the year ended December 31, 1998 from $0.9 million for the prior year. This increase is due primarily to increased borrowings under our bank loan agreements for capital expenditures and working capital needs to support our growth.

    PROVISION FOR INCOME TAXES

    Our provision for income taxes was $2.3 million for the year ended December 31, 1998 as compared to $2.5 million for the prior year. We had an effective income tax rate on continuing operations of 41.3% for the year ended December 31, 1998 compared to a rate of 45.5% for the prior year.

    LOSS FROM DISCONTINUED OPERATIONS

    The loss from discontinued operations increased $2.1 million to $3.1 million for the year ended December 31, 1998 from $0.9 million for the prior year. We discontinued all of our foreign operations in 1999. For details of the components of the loss from discontinued operations in 1998 and 1997, see
Note 3 of the consolidated financial statements contained elsewhere in this prospectus.

    ADJUSTED EBITDA


    Adjusted EBITDA increased by $0.9 million, or 9.1%, to $10.8 million for the year ended December 31, 1998 from $9.9 million for the prior year. As a percentage of net revenue, adjusted EBITDA increased to 9.5% for the year ended December 31, 1998 from 9.3% for the prior year. These results reflect economies of scale associated with processing significantly higher assay volume and efficiencies provided by ongoing automation of assays.


    NET INCOME (LOSS)

    Net income decreased by $1.9 million to $0.2 million for the period ended December 31, 1998 from $2.1 million for the prior year. The decrease is due mainly to an increase in the loss from discontinued operations of $2.1 million from the prior year.

LIQUIDITY AND CAPITAL RESOURCES

    Our liquidity requirements have historically consisted of sales and marketing expenses, research and development expenses, capital expenditures, working capital, debt service and corporate expenses. We have typically funded these requirements and the growth of our business through net cash provided by continuing operating activities and borrowings under our bank credit facilities. We currently maintain a $15.0 million line of credit and have a commitment letter to expand our line of credit to $30.0 million upon completion of this offering, subject to negotiation of definitive agreements. As of September 30, 2000, we had total debt of $12.1 million outstanding, consisting of $10.1 million under our term loan facilities and $2.0 million under our revolving line of credit. As of September 30, 2000, the weighted average interest rate under these borrowings was 9.02%.

    Net cash provided by continuing operating activities was $9.2 million and $2.9 million for the nine months ended September 30, 2000 and 1999, respectively. The $6.3 million improvement in 2000 was primarily due to our improved operating performance. Net cash used in investing activities was $4.6 million and $2.8 million for the nine months ended September 30, 2000 and 1999, respectively. The primary use of funds were capital expenditures to support our growth. Net cash used in financing activities was $5.1 million for the nine months ended September 30, 2000. The primary use of funds were payments made on our bank line of credit. During the same period in 1999, net cash provided by financing activities was $0.5 million.

    We generated net cash provided by continuing operating activities of $3.3 million for the year ended December 31, 1999. We used $3.7 million of net cash in investing activities and $0.1 million in financing activities during the same period. As of September 30, 2000, we had cash totaling $0.2 million and working capital of $10.0 million.

    Allowance for doubtful accounts as a percentage of gross receivables has increased from 7.5% as of December 31, 1998 to 9.7% as of September 30, 2000. The 2.2% increase is due primarily to the increased net revenues from third party billings, which generally have a higher bad debt experience. The third party billings increased from 12.4% of net revenue from the year ended December 31, 1998 to 17.1% of net revenue from the year ended September 30, 2000. We do not believe this trend of increasing third party billings will continue in the future.

    Allowance for doubtful accounts as a percent of gross receivables decreased from 13.0% as of December 31, 1999 to 9.7% as of September 30, 2000, due primarily to the timing of the write off of fully reserved accounts receivable.

    We expect that the proceeds from this offering, together with our funds from operations, existing funds and an expanded credit facility will be sufficient to fund our operations and meet our capital requirements for the next 12 months.

INFLATION

    Inflation was not a material factor in either revenue or operating expenses during the past three fiscal years and the nine months ended September 30, 1999 and 2000.

RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This statement was amended by SFAS 137 which defers the effective date to all fiscal quarters of fiscal years beginning after June 15, 2000. SFAS 133 is effective for our first quarter in the fiscal year ending December 31, 2001 and is not expected to have a material effect on our financial position or results of operations.

                                    BUSINESS

OVERVIEW

    We are a leading research-based clinical laboratory predominantly focused on developing and performing esoteric clinical laboratory tests, which we refer to as assays. We believe we offer one of the industry's most comprehensive menus, comprised of more than 3,500 esoteric assays, many of which have been developed through our internal research and development efforts. Esoteric assays are complex, comprehensive or unique tests used to diagnose, evaluate and monitor patients. These assays are often performed on sophisticated instruments by highly skilled personnel and are therefore offered by a limited number of clinical laboratories. For the nine months ended September 30, 2000, we had net revenue of $113.7 million and net income of $6.6 million.

    Our primary customers are hospitals, independent clinical laboratories and physicians. We have aligned our interests with those of hospitals, our fastest growing client segment, by not competing in the routine test market that provides them with a valuable source of revenue. We educate physicians on the clinical value of our assays through our information-oriented marketing campaigns. Our technical, experienced sales force concentrates on the hospitals and independent laboratories that serve as distribution channels for physician assay orders. We use our advanced information technology solutions to accelerate and automate electronic assay ordering and results reporting with these customers.

    We believe we have achieved our reputation as a prolific developer of first-to-market assays by developing 600 new or improved esoteric assays in the past five years. In particular, we have leveraged our expertise in gene-based diagnostics to produce novel assays in many high growth segments of esoteric testing, including fields of medicine such as infectious disease, gastroenterology, oncology and cardiology. We intend to continue directing our research and development, or R & D, efforts towards new assay development with specific focus on emerging diagnostic fields, such as the study of proteins, including chromosomes, also known as genomics. We believe that branding our assays reinforces our competitive advantage established by our expertise in developing and introducing first-to-market assays. We expect that these strategies, combined with our competitive strengths, will continue to position us as a leader in the esoteric segment of the clinical laboratory industry.

CLINICAL LABORATORY INDUSTRY

    Clinical laboratory testing is critical to the delivery of quality healthcare to patients. According to Lab Industry Strategic Outlook 2000, published by Washington G-2 Reports, the entire U.S. clinical laboratory industry had revenues exceeding $30 billion in 1999. Laboratory tests are used generally by physicians to assist in the detection, diagnosis, evaluation, monitoring and treatment of diseases and other medical conditions through the measurement and analysis of chemical and cellular components in blood, other bodily fluids and tissues. Clinical laboratory tests are frequently ordered as part of physician office visits and hospital admissions. According to Washington G-2 Reports, approximately 94% percent of all clinical laboratory tests ordered are considered routine and can be performed by most clinical laboratories. Esoteric assays generally require more sophisticated instruments and highly skilled personnel, and are typically outsourced to independent clinical laboratories that specialize in such assays.

    The clinical laboratory industry consists primarily of hospital-based laboratories, independent clinical laboratories and physician office laboratories. Washington G-2 Reports estimates that approximately 63% of U.S. clinical testing revenues in 1999 were attributable to hospital-based laboratories, approximately 26% were attributable to independent clinical laboratories and approximately 11% were attributable to physician office laboratories and other medical providers.

    ROUTINE SEGMENT OF CLINICAL LABORATORY INDUSTRY

    Routine tests are ordered by physicians and may be performed by clinical laboratories through the use of standardized prepared kits manufactured by diagnostic companies. Routine tests include procedures in the areas of blood chemistry, hematology, urine chemistry, bacteriology, tissue pathology and cytology. Commonly ordered individual tests include red and white blood cell counts, Pap smears, blood cholesterol level tests, urinalyses and pregnancy tests. Because routine tests often employ mass-produced commercial kits, which can be performed with limited training, they are usually more competitively priced than esoteric assays. We do not compete in the routine segment of the clinical laboratory industry.

    ESOTERIC SEGMENT OF CLINICAL LABORATORY INDUSTRY

    Washington G-2 Reports estimates that $2.0 billion of the clinical laboratory industry's revenues are derived from esoteric assays. Esoteric assays are typically ordered when a physician requires additional information to complete a diagnosis, establish a prognosis or to choose and monitor a therapeutic regimen. Esoteric assays include procedures in the areas of molecular diagnostics, protein chemistry, cellular immunology and advanced microbiology. Commonly ordered esoteric assays include viral and bacterial detection assays, drug therapy monitoring assays, autoimmune panels and complex cancer evaluations. In contrast to routine tests, esoteric assays generally require sophisticated instruments and materials and highly skilled personnel to perform and analyze results. Consequently, esoteric assays are generally priced substantially higher than routine tests. Because it is not cost-effective for most hospitals, independent laboratories or physician office laboratories to develop and perform a broad menu of esoteric assays, these assays are generally outsourced to independent clinical laboratories that specialize in performing these complex assays.

    We believe the size of the esoteric clinical laboratory market will increase due to the following trends:

    - growing incidence of many chronic diseases, and acute and chronic infections, driving the development of new assays for early detection and management;

    - ongoing advances in the fields of chemistry, pharmacology and genomics facilitating the development of more specialized and sophisticated assays;

    - increased physician and patient awareness of the benefits of specialized assays in the early detection and management of diseases;

    - increased focus on the use of assays in determining an effective and economical therapeutic regimen; and

    - increased life expectancy and the general aging of the population.

OUR COMPETITIVE ADVANTAGES

    COMPREHENSIVE MENU OF ESOTERIC ASSAYS

    We currently offer a comprehensive menu of more than 3,500 esoteric assays, which we believe is greater than any other clinical laboratory in the United States. The breadth of our assay menu distinguishes us from large independent laboratories which typically offer only a select number of esoteric assays and smaller niche laboratories focused on specific clinical areas. Our comprehensive menu allows our customers to rely on us for substantially all of their esoteric testing needs.

    Many of our assays were developed through our R & D efforts and are unique and proprietary to us. We have historically leveraged our expertise in molecular diagnostics and applied it to high growth segments of the esoteric testing industry including fields of medicine such as infectious disease, gastroenterology, oncology and cardiology. We believe that we have developed one of the most extensive menus of assays in these attractive growth areas.

    We market and sell many of our esoteric assays under trademarks such as GenotypR-TM-, our assays for predicting resistance to HIV, and ANAlyzer-Registered Trademark-, our assays used to help diagnose complex autoimmune disorders. For the nine months ended September 30, 2000, approximately 43% of our net revenue was derived from branded esoteric assays. We believe these branding efforts have contributed to increased market share and premium pricing as physician specialists often continue to rely on our products, even after the introduction of a similar assay by a competitor.

    RESEARCH AND DEVELOPMENT EXPERTISE

    We focus our R & D efforts on introducing novel assays, improving existing technologies and enhancing our reputation as an industry leader in new assay development. We have developed and introduced over 600 new or improved esoteric assays over the past five years. Our ability to bring a new esoteric assay to market within approximately three months provides us with a distinct advantage over our competitors. As an example, in 1988, we believe we were the first commercial laboratory to capitalize on the use of polymerase chain reaction technology, or PCR, by introducing and making PCR tests for HIV widely available. In emergency situations, we endeavor to develop new assays within a shorter period of time. For example, in 1999, within two weeks of learning about the outbreak of West Nile Fever in the New York metropolitan area, we developed a breakthrough detection assay and worked with the Centers for Disease Control and Prevention to notify physicians that this assay was available to monitor the spread of the virus causing the outbreak.

    INTERESTS ALIGNED WITH OUR HOSPITAL CUSTOMERS

    Our predominant focus on the esoteric segment of the clinical laboratory industry allows us to align our interests with those of our hospital customers. Many hospital-based laboratories attempt to increase revenue by marketing and performing routine tests for physicians, commonly known as laboratory "outreach." Hospitals compete with national independent clinical laboratories for these routine tests. We believe that hospitals are more inclined to refer their esoteric testing to independent clinical laboratories which do not compete with them for routine tests.

    We enhance our hospital customers' outreach capabilities by marketing our comprehensive menu of esoteric assays as a complement to their routine testing. We also emphasize our laboratory outreach advisory services that help hospitals market their outreach laboratories to their physician community. These advisory services include information technology tools that will help connect hospital laboratories to physician offices. This connectivity improves communications and logistics between the hospital laboratories and their physician clients. We potentially benefit by receiving more esoteric assay referrals from these hospitals as they may receive more routine and esoteric laboratory referrals from their physicians. Ultimately, we believe this strategy enhances our access to esoteric assays that might otherwise be referred to our competitors.

    CUSTOMER-FOCUSED INFORMATION TECHNOLOGY PLATFORMS

    Our ability to offer all of our customers information technology that accelerates and automates assay ordering and results reporting is a distinct competitive advantage. We believe that many of our competitors still manage a large portion of their order and results transactions manually. In 1998, approximately 40% of our transactions were transmitted electronically, principally through direct computer to computer links with a small number of our largest customers. At that time, we began a customer-focused information technology initiative to efficiently utilize the Internet. This project reduced the implementation time and cost of providing electronic links to large and small customers alike. This led to substantial cost savings, fewer data entry errors, improved ease of assay ordering and shorter turn-around time for results reporting. Today, approximately 85% of our transactions with our customers are conducted electronically, with 50% of these transactions occurring over the Internet. Furthermore, we believe that our customer-focused information technology offerings include a number of features that cannot be easily duplicated.

    OPERATING EFFICIENCY AND FLEXIBILITY

    We continually evaluate our operations for process improvement opportunities and have made substantial investments in advanced process automation projects. In July 2000, we began implementing an automated specimen management system known as TARO-TM-. This high speed sorting system reduces the potential for human error, increases the productivity of laboratory staff and shortens turn-around time within the laboratory. We are currently developing an ancillary system to TARO-TM- that is designed for high-throughput, precise division of specimens, a process commonly known as aliquotting. This system is scheduled to be operational in late 2001.

    Our research orientation affords us the flexibility to choose between standardized prepared kits, other available testing technologies, and our own internally developed methodologies depending on cost, quality and market preference. This flexibility provides operating efficiencies which many other clinical laboratories must forgo due to their dependency on platforms designed for specific commercial kits.

OUR STRATEGY

    Our fundamental objective is to grow our business by leveraging our reputation as a leading provider of esoteric clinical laboratory testing services. We focus our information-oriented marketing campaigns on educating physician specialists that may order our assays. We concentrate our direct selling efforts on the hospitals and independent laboratories that serve as distribution channels for physician assay orders. Key components of our strategy include the following:

    CONTINUE INTRODUCTIONS OF FIRST-TO-MARKET ASSAYS

    We intend to focus our R & D efforts on developing and introducing novel, first-to-market assays that meet the emerging needs of the medical community. We expect to accomplish this by continually evaluating assays and related technologies that result in enhanced clinical utility, shorter turn-around time or better assay performance. We believe this strategy will help sustain our higher average selling prices and offer the greatest prospects for long-term revenue and profit growth. We believe that the selective application of the following strategies gives us the flexibility to pursue market opportunities in a rapid and cost-effective manner and will enable us to improve assay development:

    - LEVERAGE OUR INTERNAL R & D CAPABILITIES. We have historically relied on our internal R & D program to generate new and improved assays to address emerging opportunities. Since 1995, we have spent approximately
      $11 million on R & D with a recent emphasis on those areas that complement our competitive strengths and offer potential for long-term growth. We intend to utilize our comprehensive menu and R & D expertise to address attractive growth areas such as infectious disease, gastroenterology, oncology and cardiology and to exploit our expertise in molecular diagnostics, including advances in genetics, genomics and pharmacogenetics, or the genetically determined response to drugs. For the nine months ended September 30, 2000, molecular diagnostic assays represented over 40% of our net revenue.

    - LICENSE TECHNOLOGIES FROM PREFERRED STRATEGIC PARTNERS. We recently began complementing our R & D efforts through the licensing of technologies from biotechnology, diagnostic and life science companies. We actively pursue new technology platforms that we can combine with our expertise to develop new assays and improve our existing menu. In return, our partners may leverage our expertise to find new markets for their technologies. We have recently established strategic partnerships with companies such as Sequenom, Third Wave Technologies and Epoch Biosciences to advance our efforts in assay development and performance.

    EDUCATE PHYSICIAN SPECIALISTS ABOUT OUR ASSAYS

    We intend to continue educating physician specialists on the clinical value of our assays through research publications, print advertisement, direct mail and the Internet. These targeted marketing tools are designed to be effective while minimizing the need for direct physician contact by our sales representatives. We actively pursue publication of our scientific research in peer-reviewed journals and have had nearly 800 such articles published. We have printed and continually update ten widely-used, proprietary reference manuals on the "use and interpretation" of our assays, focusing on medical specialties such as infectious disease, gastroenterology, oncology and cardiology. We present our research at scientific meetings and exhibit at over 50 national and regional conferences throughout the year. Our web site is another vehicle for educating physicians about our assays and contains our entire menu, on-line technical materials and links to other medical sites that support the role of esoteric assays in effective diagnosis and treatment of diseases.

    INCREASE PENETRATION IN THE HOSPITAL CUSTOMER BASE

    We believe that the hospital sector represents our largest growth opportunity. We are currently the primary reference laboratory to only 300 of our 2,100 hospital customers, which is an increase from 67 primary hospital customers in 1996. We intend to pursue the following strategies to add new hospital customers and become the primary reference laboratory to more of our existing hospital customers:

    - expand our hospital sales force;

    - leverage our comprehensive menu of esoteric assays, enabling hospitals to utilize us for a significant portion of their reference testing;

    - emphasize our non-compete position and highlight our outreach services that enable hospital laboratories to better market to physicians;

    - promote our extensive information technology solutions tailored to meet the electronic interface needs of individual hospitals and hospital networks; and

    - utilize our participation in group purchasing organization contracts to increase the volume of referred assays from member hospitals.

    LEVERAGE PROPRIETARY INFORMATION TECHNOLOGY APPLICATIONS

    We develop our information technology products to accelerate and automate assay ordering and results reporting. We intend to leverage our proprietary network-based applications to strengthen our relationships with existing customers and attract new ones. Specifically, these products address customers' preference for interface solutions that can be installed quickly, are easy to use, and help increase their productivity. As an example, our web-based DataPassportMD-TM- product, currently linked to over 1,200 customers, can be operational at a customer's site within 24 hours. We have utilized DataPassportMD-TM- since 1998 to electronically interface with our customers and provide easy access to a wide variety of assay information. We plan to further differentiate ourselves through additional enhancements and upgrades to this product. We are also in the process of developing new applications that will enable multiple hospitals to share clinical laboratory order and result information between facilities. This capability is important to large hospital networks trying to reduce costs by consolidating laboratory services. In addition, we are exploring the advantages of integrating externally developed applications for better access to assay-related content, such as wireless notification of laboratory results to personal digital assistants.

    PURSUE COMPLEMENTARY MARKETS

    We believe our key competitive strengths, including our comprehensive assay menu, R & D expertise, technical sales and marketing organization, existing customer relationships and advanced information technology capabilities, position us to pursue opportunities in complementary markets by expanding our menu of assays for broader application and pursuing additional customer segments. For example, in order to better market to children's hospitals, we have expanded our pediatric assay menu and added relevant age-related reference ranges. To compete with niche oncology laboratories, we are developing and adding assays that assist pathologists in diagnosing complex cancer cases. To grow our clinical trials business, we intend to continue developing assays and data management tools to the specifications of pharmaceutical and biotechnology companies for their use in clinical trials.

PRODUCTS AND SERVICES

    We perform all of our testing services at our laboratory facility in Santa Monica, California. We do not have patient service centers and therefore do not obtain specimens directly from patients. Typically, our customers collect a patient's specimen and forward it directly to our laboratory facility. Our laboratory facility accepts specimens 24 hours a day, seven days a week, 365 days a year. Most specimens are analyzed and the results are reported within 48 hours of receipt.

    We currently offer a comprehensive menu of more than 3,500 esoteric assays, which we believe is greater than any other laboratory in the United States. The breadth of our assay menu distinguishes us from large independent laboratories that typically offer only a select number of esoteric assays and smaller niche laboratories focused on specific clinical areas. Our comprehensive menu allows our customers to rely on us for substantially all of their esoteric testing needs. Esoteric assays are typically ordered when a physician requires additional information to complete a diagnosis, establish a prognosis, or to choose and monitor a therapeutic regimen. For the nine months ended
September 30, 2000, our net revenue was primarily derived from assays within the following recognized medical specialty areas:

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

   CARDIO/COAG      8%
Endocrinology        8%
Gastroenterology    23%
Infectious Disease  37%
Nephrology           1%
Neurology            3%
Oncology            11%
Rheumatology         9%

    Many of our assays were designed by our R & D team and are unique and proprietary to us. We have historically leveraged our expertise in molecular diagnostics and applied it to high growth segments of the esoteric testing industry including fields of medicine such as infectious disease, gastroenterology, oncology and cardiology. Molecular diagnostic assays comprised nearly 40% of our net revenue for the nine months ended September 30, 2000. Broadly speaking, molecular diagnostics includes all test procedures incorporating or identifying DNA- or RNA-based targets. This includes assays detecting the presence of a gene for a given disorder such as cystic fibrosis and assays examining DNA to help predict a patient's response to different drugs, such as HIV resistance assays. These assays can also detect viruses by identifying their unique genetic profile. We believe that we have developed one of the most extensive menus of molecular diagnostics assays. As a result of this expertise, we intend to develop novel, first-to-market assays and capture additional revenues by capitalizing on recent advances in the accumulated knowledge of the human genome.

    Our assays for Hepatitis B and C and cardiovascular disease illustrate our ongoing application of advanced diagnostic techniques to diseases affecting a large or growing segment of the population. Hepatitis B and C together affect approximately five million Americans, including three million with active infections. In this market, we offer 42 assays using molecular diagnostics and other techniques to help physician specialists diagnose and monitor therapy effectiveness. In the cardiovascular disease market, we offer over 40 assays designed to help physicians identify high risk individuals. These assays help identify genetic mutations and infectious, metabolic and autoimmune markers all associated with increased cardiovascular risk.

    We market and sell many of our assays under trademarked names such as GenotypR-TM-, our assays for predicting resistance to HIV, and ANAlyzer-Registered Trademark-, our assays used to diagnose complex autoimmune disorders. For the nine months ended September 30, 2000, approximately 43% of our net revenue was derived from branded assays. We believe these branding efforts have contributed to increased market share and premium pricing as physician specialists often continue to rely on our products, even after the introduction of a similar assay by a competitor.

    As a courtesy to our customers, we also offer approximately 300 routine tests, in addition to our 3,500 esoteric assays. These routine tests represented less than 1% of our net revenue in 1999.

    While we offer over 3,500 esoteric assays, 20 of our esoteric assays currently account for a substantial portion of our net revenue. These assays, on a net revenue basis, accounted for 52.4% of our net revenue for the nine months ended September 30, 2000, and 53.4% for the year ended December 31, 1999. In addition, a single assay accounted for more than 10% of our net revenue for the nine months ended September 30, 2000 and the years ended December 31, 1997, 1998 and 1999. See "Risk Factors."

MARKETING AND SALES

    MARKETING AND SALES ORGANIZATION

    Our marketing and sales organization consists of a staff of 14 marketing professionals and 60 technical representatives and sales managers. Our sales representatives average over ten years of selling experience, including seven years in clinical laboratory or diagnostic testing sales. Over 40% of our sales force are licensed medical technologists. Sales representatives principally focus on large accounts including hospitals or independent laboratories throughout the United States, with a small percentage of their time spent selling directly to physician specialists. We continually educate our sales representatives on the technical and clinical merits of our products. We use traditional sales meetings, technical on-line sales training and in-the-field training to ensure our sales representatives are properly informed about all areas of our product lines and selling processes.

    MARKETING STRATEGY

    We intend to continue educating physician specialists on the clinical value of our assays through research publications, print advertisement, direct mail and the Internet. These targeted marketing tools are designed to be effective while minimizing the need for direct physician contact by our sales representatives. We actively pursue publication of our scientific research in peer-reviewed journals and have had nearly 800 such articles published. We have printed and continually update ten widely-used, proprietary reference manuals on the use and interpretation of our assays, focusing on medical specialties such as infectious disease, gastroenterology, oncology and cardiology. We present our research at scientific meetings and exhibit at over 50 national and regional conferences throughout the year. Our web site is another vehicle for educating physicians about our assays and contains our entire directory of services, on-line technical materials and links to other medical sites that support the role of esoteric assays in effective diagnosis and treatment of diseases.

    SALES STRATEGY

    We concentrate our selling efforts on the management teams of hospitals and other independent laboratories that serve as distribution channels for physician assay orders. These management teams typically include laboratory managers, pathologists, finance and information technology personnel. To a lesser extent, we also call directly on physician specialists who create the demand for our assays.

    Increasing revenue from smaller existing accounts is an important strategy due to the large number of hospitals with whom we are already doing business. Our marketing department provides our sales representatives with a comprehensive database containing pertinent information on hospital information technology systems, key contacts and existing competition. Sales representatives are trained to find new market opportunities and provide solutions to address unmet customer needs which may include outreach support, information technology products, assay information and general servicing.

    We also facilitate hospital sales through affiliations with group purchasing organizations. Although hospitals participating in group purchasing organizations are not obligated to use the group purchasing organization contracted laboratory for their reference testing, a group purchasing organization contract may provide us with access to additional hospital business. For further discussion of our group purchasing organization relationships, see "Customers--Hospitals" below.

CUSTOMERS

    Our customers include hospitals, independent laboratories, physician specialists and other medical providers. The following table provides percentages of our net revenue by class of customer:

                                                                                                    NINE MONTHS
                                                           YEAR ENDED DECEMBER 31,              ENDED SEPTEMBER 30,
                                                     ------------------------------------      ----------------------
                                                       1997          1998          1999          1999          2000
                                                     --------      --------      --------      --------      --------
Hospitals......................................        32.5%         38.5%         46.7%         46.6%         50.9%
Independent Laboratories.......................        55.4%         45.7%         36.5%         36.4%         35.9%
Physician Specialists and Others...............        12.1%         15.8%         16.8%         17.0%         13.2%
                                                     -------       -------       -------       -------       -------
    Total......................................       100.0%        100.0%        100.0%        100.0%        100.0%
                                                     =======       =======       =======       =======       =======

    HOSPITALS

    Hospitals, our fastest growing customer segment, accounted for approximately 51% of our net revenue for the nine months ended September 30, 2000. Of the estimated 5,000 hospitals to which we target our services, approximately 2,100 are currently our customers. We are a primary provider of esoteric reference laboratory testing services for approximately 300 of these hospital customers.

    Many of our hospital customers are part of group purchasing organizations which typically pool independent hospitals together to negotiate for pricing and services, including prices for laboratory tests. Generally, hospitals participating in group purchasing organizations are not obligated to use the group purchasing organization contracted laboratory for their reference testing and many hospitals are affiliated with multiple group purchasing organizations. We are currently under contract with the following voluntary group purchasing organizations:

                                                     ESTIMATED
                                                     NUMBER OF          CONTRACT
GROUP PURCHASING ORGANIZATION                     MEMBER HOSPITALS   EXPIRATION DATE
-----------------------------                     ----------------   ---------------
AmeriNet........................................       2,000           August 2001

Joint Purchasing Corporation....................        400           December 2001

Managed Healthcare Associates...................        300             May 2003

Novation (formerly known as VHA)................        800           December 2000

Shared Services Healthcare......................        550             June 2003

    The other material terms of these agreements are as follows: the agreements with group purchasing organizations each provide for discounted fee structures for our assays including capped price increases. Some of these contracts provide additional discounts for certain assays. Most of these contracts also provide that we pay an administrative fee to the group purchasing organization.

    INDEPENDENT LABORATORIES

    For the nine months ended September 30, 2000, regional independent laboratories represented 19% of our net revenue and national independent laboratories represented 17% of our net revenue. Together, we service over 1,300 accounts in the independent laboratory segment. Regional independent laboratories typically receive test requests directly from physicians. Regional laboratories will perform the routine tests and outsource the esoteric assays to an esoteric national laboratory like us. Although other national independent laboratories perform some esoteric testing, they may outsource to us any esoteric assays they are unable to perform and also honor requests from physician specialists who specify that we perform particular assays.

    In October 1999, we entered into an agreement with Unilab pursuant to which it has agreed to refer to us, until the agreement expires in October 2002, at least 90% of the esoteric laboratory services it outsources each year or, in the event of a change of control of Unilab or the purchase by Unilab of a licensed clinical laboratory with a test menu materially broader than that of Unilab, at least $800,000 of esoteric laboratory services per month. For the nine months ended September 30, 2000, we sold $11.0 million in services to Unilab. This agreement can only be terminated for cause and will automatically renew for successive renewal terms of one year each unless terminated by either party.

    PHYSICIAN SPECIALISTS AND OTHERS

    For the nine months ended September 30, 2000, physician specialists comprised approximately 11.5% of our net revenue and represented over 3,200 accounts. Currently, there are more than 200,000 physician specialists in the U.S., of which approximately 120,000 fall directly into our targeted medical specialties. Although they account for a small percentage of direct net revenue, physician specialists can influence the clinical acceptance of an assay, and can specifically influence laboratory choice by specifying that a particular specimen be sent to us or by ordering a particular assay that is unique to or branded by us.

    The majority of our remaining net revenue is derived from clinical trials. Our clinical trials business focuses primarily on pharmaceutical and biotechnology companies trying to develop new drugs. Testing services for the clinical trials market comprise approximately 2% of our net revenue for the nine months ended September 30, 2000. We currently have contracts with 18 companies conducting clinical trials. We believe that many companies choose us for their clinical trials because of our experience in developing new assays and offering the necessary tools to manage the resulting data.

PAYORS, BILLING & REIMBURSEMENT

    We typically bill our customers, such as hospitals or other independent laboratories, directly. In some instances, we bill the individual patient directly or third party payors such as Medicare, Medicaid or private insurance. The following table illustrates our payor mix as a percent of net revenue since 1997:

                                                    YEAR ENDED
                                                   DECEMBER 31,
                                       ------------------------------------    NINE MONTHS ENDED
                                         1997          1998          1999     SEPTEMBER 30, 2000
                                       --------      --------      --------   -------------------
Customer.............................    89.4%         87.6%         84.3%            82.9%
Patient..............................     5.1%          5.6%          8.3%             9.2%
Medicare.............................     3.2%          3.2%          3.5%             4.2%
Medicaid.............................     1.0%          1.6%          2.0%             1.5%
Other Insurance......................     1.3%          2.0%          1.9%             2.2%
                                        -----         -----         -----            -----
    Total............................   100.0%        100.0%        100.0%           100.0%
                                        =====         =====         =====            =====

    All of our billing and payment functions are executed through our centralized computerized billing system. Our web-based DataPassportMD-TM-product provides accurate billing information for Medicare, Medicaid and other insurance reimbursements at the time of assay ordering. This results in benefits such as reduced bad debt expense and lower days sales outstanding.

INFORMATION TECHNOLOGY

    We have invested significant resources into information technology that accelerates and automates test ordering and results reporting with our customers. Our proprietary information technology products, collectively branded as DataPassport-Registered Trademark-, are designed to take advantage of new Internet-based technologies. Although some customers only require a simple electronic transfer of orders and results, others are seeking solutions to help them connect disparate systems or connect physician practices associated with laboratory outreach programs. Compared to other currently available information technology applications designed to have similar functionality, we believe all of our information technology products have the advantages of faster system implementation, greater ease of use and lower customer costs. We have also invested resources designed to provide patient confidentiality and compliance with all governmental regulations regarding data security.

    In 1998, approximately 40% of our transactions were transmitted electronically, principally through direct computer to computer links with a small number of our largest customers. At that time, we began a customer-focused information technology initiative to effectively utilize the Internet and provide electronic connectivity to large and small customers alike. Today, 85% of the transaction volume with our customers is transmitted electronically, with over 50% of these orders placed over the Internet.

    Our current offering of information technology products include DataPassport-Registered Trademark- client interface module and DataPassportMD-TM-. We are in the process of developing Outreach Express-TM- and DataPassportII-TM- each of which are described in detail below. We believe that our evolving suite of information technology products will continue to lead to greater customer loyalty, a reduction of data entry errors, acceleration of test ordering and results reporting, and substantial cost savings. The security features on our information technology products are intended to protect the confidentiality of patient information in accordance with state and federal law.

    DATAPASSPORT-REGISTERED TRADEMARK- CLIENT INTERFACE MODULE

    Because of the volume of assays ordered, our larger accounts require a direct connection between us and their Laboratory Information System, also known as LIS, to streamline the assay ordering and results reporting process. Traditional methods of connecting directly with a customer's LIS system are generally cumbersome and require a significant amount of time to implement because such links are dependent on the involvement of a third party LIS vendor to assist in software programming. Our DataPassport-Registered Trademark- client interface module greatly decreases this implementation lag time and bypasses the need for the LIS vendor by emulating the hospital's LIS data format. Consequently, our client interface module may be operative within six to eight weeks, as compared with six months or more for traditional computer to computer links. The client interface module also provides additional features not available with traditional computer to computer links, such as assay and physician utilization reports, and a flexible architecture that can accommodate future expansion and require fewer internal customer resources.

    DATAPASSPORTMD-TM-

    We believe this product is the most widely used web-based laboratory order entry and resulting system in hospitals today. Currently, more than 1,200 of our customers are using DataPassportMD-TM-. One of the key benefits of DataPassportMD-TM- is that it permits electronic order entry and results reporting for our smaller volume customers, and can be used alone or as part of a flexible architecture. DataPassportMD-TM- does not require any specialized hardware at the user site, making implementation almost immediate. We have added unique features to enhance the order entry and results reporting screens, including on-line access to our proprietary "use and interpretation of tests" books, graphical reporting features and extensive report generation tools for monitoring test or customer usage. We believe this product is user friendly, requiring only simple training for system users and on-site data maintenance.

    OUTREACH EXPRESS-TM-

    We anticipate that our hospital and independent laboratory customers wishing to grow their testing business will use Outreach Express-TM-. This product is intended to allow these customers to connect with physicians directly over the Internet. Outreach Express-TM- uses the functionality of DataPassportMD-TM- and will be hosted through our servers. The advantages to these customers are that no specialized hardware needs to be purchased and the entire information technology product may be supported outside their laboratory. We are designing Outreach Express-TM- to enable physicians to access assay results from hospitals and independent laboratories electronically and thus, more quickly than receiving such information manually. We believe that Outreach Express-TM- will provide these customers with a competitive advantage in their respective market. By aiding these customers in their outreach efforts, we believe that they will continue to utilize our services. We currently have Outreach Express-TM- in testing at eight pilot sites.

    DATAPASSPORTII-TM-

    We are currently developing DataPassportII-TM-, a product intended to emphasize outreach network opportunities for our hospital customers. These opportunities apply to multiple hospitals in a network who elect to share clinical laboratory order and result information between facilities. DataPassportII-TM- is being positioned as an advancement to the capabilities of DataPassport-Registered Trademark- client interface module and a complementary product to DataPassportMD-TM-. DataPassportII-TM- is expected to optimize the technology used to interface with hospitals. This product is designed to be especially useful in hospitals where LIS systems are difficult to interface or hospitals that have different LIS systems.

PROCESS AUTOMATION

    We are implementing an automation system known as the Total Accessioning Re-Organization system, or TARO-TM-, for our pre- and post-analytical specimen management. This high speed automated sorting system reduces the potential for human error, increases the productivity of laboratory staff and decreases overall turn-around time within the laboratory. Specifically, TARO-TM- automates specimen sorting to the appropriate assay batch, enhances specimen tracking applications and reduces manual set up procedures at the analytical workbench.

    We are currently developing an ancillary system to TARO-TM- that is designed for high-throughput, precise aliquotting. This automated system is expected to substantially reduce the traditional manual process of dividing specimens into smaller components when multiple tests are requested on a single patient. Like TARO-TM-, this system is expected to deliver higher quality service levels to our customers while at the same time reducing our operating costs.

    We utilize information technology applications extensively in conjunction with automated specimen management systems at the analytical site within the laboratory. Other projects are under development as we continue to refine our processes to improve accuracy and productivity.

RESEARCH AND DEVELOPMENT

    We focus our R & D efforts on accelerating new assay development, evaluating alternatives to costly diagnostics, improving existing assay performance and commercializing existing technologies developed by our strategic partners. We have 32 employees in the R & D department, 18 of whom hold an M.D. or Ph.D. degree. All of our R & D efforts have been company-sponsored. No R & D efforts have been sponsored by our customers. We have spent $1.5 million on research and development during the nine months ended September 30, 2000, and $2.3 million, $2.4 million and $2.2 million in research development for the years ended December 31, 1999, December 31, 1998 and December 31, 1997, respectively. Through our efforts, we have introduced over 600 new or improved esoteric assays in the past five years. Our R & D efforts enable us to grow revenues, increase market share and command premium pricing for many of our assays.

    Our process of creating a new assay begins with input from many sources, including, our scientific team, our marketing department, scientific symposiums, customers and scientific journals. A team composed of representatives from R & D, marketing and operations evaluates the potential for a proposed assay, examining issues from disease prevalence to production costs. Once an assay is approved by this team, our R & D staff initiates development and validation of that assay. Currently, our average time to internally develop and market a new esoteric assay is three months.

    To advance our internal development efforts of new technology applications, we seek strategic partners whose technology can be applied to a variety of disease conditions and produce advantages related to accuracy, performance, speed of testing or cost reduction. Our adoption of the Sequenom MALDI-TOF-TM-system is an example of such an enabling platform. We expect turn-around time to be dramatically reduced by eliminating procedures typical with conventional DNA testing and we also expect lower costs by decreasing reagent use. This system has applications in many medical areas, including infectious diseases, bacterial identification and genomics.

STRATEGIC PARTNERSHIPS AND LICENSING ARRANGEMENTS

    We actively pursue strategic partnerships that provide us with technologies or intellectual property that help facilitate accelerated assay development and commercialization. In addition, such agreements may provide us with the opportunity to collect royalties from third parties for sublicensing these technologies to others. Five important technologies that we have licensed through strategic relationships include:

    - Roche's PCR technology which is the technology platform for many of our gene-based assays;

    - Sequenom's MALDI-TOF-TM- technology which allows us to significantly accelerate the analytical time for our DNA assays;

    - Epoch Biosciences' technology which improves performance of assay systems for molecular analysis that is used to locate and identify genes associated with cancer;

    - Third Wave Technologies' novel DNA detection and quantitation system; and

    - Gen Probe's patented RNA gene to be used as a screen for identifying bacterial infections.

    ROCHE AGREEMENT

    In 1992, we entered into an agreement with Roche Molecular Systems under which we license polymerase chain reaction, or PCR, technology which is the foundation for many of our gene-based diagnostic assays. In 1999, this PCR technology was augmented by an additional license arrangement with Roche. Our licenses to use Roche's technology are not exclusive and Roche may grant similar rights to other parties. In exchange for these licenses, we have agreed to pay Roche royalties on our sale of assays incoporating the Roche technology. Both license agreements will terminate at the expiration of the last of the PCR technology patents which expire in 2004.

    SEQUENOM AGREEMENT

    In June 2000, we purchased from Sequenom a high speed machine capable of detecting and characterizing pieces of DNA. In connection with this purchase, we pay Sequenom development fees to develop assays for us which we will utilize with the machine to facilitate genotyping of certain infections. In addition to the development fees, Specialty will pay royalties to Sequenom based on revenues generated from our sale of any new assays developed utilizing Sequenom's technology. For any newly developed assay for which we desire exclusive rights, a licensing agreement can be negotiated with Sequenom.

    EPOCH BIOSCIENCES AGREEMENT

    In May 2000, we entered into a strategic partnership with Epoch Biosciences to collaborate our research and development effort to identify and commercialize new assays to detect human leukemias. In addition to fixed fees we pay to Epoch upon the identification of successful assay probes, Specialty will pay royalties to Epoch based on revenues generated from our sale of new assays developed utilizing Epoch's technology. If the collaboration is successful in developing new assays, we will have the exclusive right to commercialize these assays for a period of one year. This agreement will continue until the expiration of any patent rights licensed from Epoch, unless earlier terminated by mutual agreement or otherwise.

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    THIRD WAVE AGREEMENT

    In April 2000, we entered into a strategic relationship with Third Wave Technologies in order to utilize and incorporate Third Wave's DNA detection and quantification system in our assay menu. Our collaborative relationship will continue until terminated by either party with prior notice. There are no fees or royalties associated with this agreement.

    GEN-PROBE AGREEMENT

    In March 2000, we entered into an agreement with Gen-Probe under which we license technology to facilitate our development of new assays and improve existing assays which identify bacterial infections. Our license to use Gen-Probe's technology is not exclusive and Gen-Probe may grant similar rights to other parties. In exchange for the Gen-Probe technology, we have agreed to pay Gen-Probe royalties on our sale of assays which incorporate the technology. We have granted Gen-Probe a non-exclusive license to any improvements we make upon the Gen-Probe technology. The agreement will expire in March 2002 and can be renewed for one year, on the same terms, with the mutual consent of the parties.

PROPRIETARY RIGHTS

    We protect the proprietary methodologies for assays developed by our R & D group as our trade secrets. All of our employees and consultants sign a proprietary information and inventions agreement upon hiring. To date, we have experienced no known material theft of trade secrets. We have copyrighted the proprietary software developed for products such as DataPassport-Registered Trademark-, DataPassportMD-TM-, Outreach Express-TM- and TARO-TM-. We also have obtained copyright registrations, as appropriate, for our published books and clinical information which we provide either electronically or in print to requesting clinicians. Many of our assays are branded products and we have registered these trademarks accordingly. We also have registered our slogans used in our clinical information and other advertising materials.

    On April 5, 2000, we received a letter from the National Institutes of Health, the NIH, advising us that it believes that two of our assays, HIV-1 GenotypR-TM- and HIV GenotypR-PLUS-TM-, infringe its U.S. Patent 5,252,477. The patent is generally directed to the human HIV protease amino acid and DNA sequences and methods for synthesis and purification.

    We received a letter from Chiron Corporation in or about February 1998 claiming that some of our Hepatitis C, or HCV, assays may be covered by its U.S. Patent 5,714,596. As of June 23, 2000, we entered into an agreement to purchase the majority of our HCV assays from Bayer Corporation, which has represented that it has a license for U.S. Patent 5,714,596.

    Neither NIH nor Chiron has filed suit against us. We intend to defend any such suit that may arise vigorously and to assert all available defenses to allegations of patent infringement that would be available to us. We do not believe the outcome of either of these matters is likely to have a material adverse effect on our business, financial condition or results of operations.

COMPETITION

    The esoteric clinical laboratory business is highly competitive and is dominated by several national laboratories, as well as many smaller niche and regional organizations. Our primary competitors include large independent laboratories, such as Quest and LabCorp, that offer a wide test and product menu on a national scale. These large national independent laboratories have significantly greater financial, sales and logistical resources than we do and may be able to achieve greater economies of scale, or establish contracts with payor groups on more favorable terms than we can. We also compete with smaller niche laboratories, like Impath or Athena Diagnostics, that occupy a narrow segment of the

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esoteric market by offering a very specific assay menu. Finally, institutions such as Mayo Medical Laboratories and Associated Regional University Pathologists that are affiliated with large medical centers or universities generally lack the advantages of the larger commercial laboratories but instead compete with us on the limited basis of offering a perceived higher quality.

    We believe that healthcare providers consider the following factors, among others, in selecting an esoteric clinical laboratory:

    - accuracy, timeliness and consistency in reporting assay results;

    - number and types of assays performed by the laboratory;

    - ability to develop new and useful assays;

    - service capability and quality;

    - ability to transfer assay results electronically;

    - reputation in the medical community;

    - pricing of assay services; and

    - reputation as a source of clinically useful, assay-related information.

    We believe that we compete favorably with our principal competitors for esoteric testing services in these areas. However, we cannot assure you that we will maintain our competitive position in the future.

QUALITY ASSURANCE

    We maintain a comprehensive quality assurance system that monitors performance throughout the laboratory to ensure accuracy and precision in specimen handling and daily laboratory clinical testing. We also have written protocols based upon nationally standardized guidelines to guide our test performance and results interpretation, and to monitor and evaluate our problem solving procedures. We believe that we have obtained all appropriate approvals and licenses for providing clinical laboratory testing services. We participate in numerous quality and proficiency testing programs, including the proficiency programs administered by the College of American Pathologists and the Centers for Disease Control and Prevention, along with other independent state, national and international programs. Participation in the Laboratory Accreditation Program requires periodic self-evaluation, which is monitored by the College of American Pathologists. Routine monitoring of control results and blind specimen submissions provides information necessary to identify and resolve potential problems.

    All laboratory testing and associated processes are described in written standard operating procedures and procedures which follow the format of the National Committee on Clinical Laboratory Standard's clinical laboratory procedure manual. Included therein are instructions for routine monitoring of quality control data, the frequency with which tests are to be run, the tolerance limits and the corrective action which is to be taken when tolerance limits are exceeded.

GOVERNMENT REGULATION

    ANTIFRAUD LAWS/OVERPAYMENTS

    Numerous federal and state laws provide for penalties in connection with improper billing practices involving healthcare services. Remedies under these laws include imprisonment, monetary penalties, damages and asset forfeitures. Monetary penalties may reach $10,000 for each test improperly billed. These laws include, among others, the federal False Claims Act, which prohibits the submission of fraudulent claims in connection with Medicare, Medicaid and certain other governmental programs. In

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addition to direct suits by the federal government, the False Claims Act authorizes private parties to bring suit on behalf of the government against providers and entitles such a person to a portion of any final recovery. In addition, the Social Security Act provides for civil monetary penalties and recovery of treble damages for services which are fraudulently billed to the Medicare program or a Medicaid program. Providers convicted of any criminal offense relating to Medicare or Medicaid covered services or of certain felonies in connection with other private or governmental healthcare programs are subject to mandatory exclusion from the Medicare and Medicaid programs. In addition, the Health Care Financing Administration may exclude from the Medicare and Medicaid programs any provider convicted under any state or federal law of certain offenses relating to fraud, or who has been subjected to a civil monetary penalty under the above described provisions of the Social Security Act. The Health Care Financing Administration also may suspend Medicare payments to any provider it believes has engaged in fraudulent billing practices. Remedies generally similar to those described above are also available to state Medicaid programs.

    The federal government has investigated and continues to investigate the billing practices of numerous large and small clinical laboratories. Such investigations and related litigation have involved a broad range of issues, including the practices of laboratories of grouping tests into panels for billing and ordering purposes, the marketing of tests to physicians, billing for hematology tests and indices, billing for tests not performed, double billing, billing for tests which are not medically necessary, improper coding, and numerous other potentially improper practices. These investigations have resulted in all of the largest national independent laboratory companies, as well as many regional and local laboratories, having entered into settlement agreements in amounts that in several instances have exceeded $100 million. While most fraud enforcement activity has involved the Medicare and Medicaid programs, lawsuits by private insurance companies based upon fraud theories are also common. To our knowledge, we are not subject to any investigations or lawsuits alleging fraudulent billing practices. However, there can be no assurance that our activities will not be challenged under the fraud laws in the future.

    Independent of fraud allegations, Medicare and Medicaid programs and private payors may retroactively determine that certain payments for services must be repaid due to a failure to satisfy applicable payor requirements. Significant delays in or recoupments of payments could have a material adverse effect on our revenues. In this regard, the Health Care Financing Administration recently asserted that certain tests performed by us were not adequately documented, were not properly coded for billing purposes, or were not medically necessary, and that it overpaid us for services by $1.1 million based upon an audit period from September 1997 through March 1999. The repayment was made out of existing reserves and did not negatively impact net income. Although we have repaid this amount, we are vigorously appealing this overpayment claim. However, there can be no assurance that other issues will not be pursued by the Health Care Financing Administration or that these same issues will not be pursued by the Health Care Financing Administration with respect to other time periods.

    LABORATORY/PHYSICIAN/HOSPITAL RELATIONSHIPS

    "SELF-REFERRAL" LEGISLATION. We are subject to "self-referral" prohibitions under federal Medicare law, commonly known as the Stark Law and to similar restrictions of California law, the Physician Ownership and Referral Act, which apply to referrals by California physicians. When taken together, these restrictions generally prohibit us from billing the patient or any governmental or private payor for any test when the physician ordering the test, or any relative of such physician, has an investment interest in, or compensation arrangement with us.

    Both the Physician Ownership and Referral Act and the Stark Law contain an exception for referrals made by physicians who hold investment interests in a publicly traded company that has shareholders' equity of $75 million at the end of its most recent fiscal year, and satisfies certain other requirements. California's self-referral restrictions applicable to referrals of workers' compensation

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testing also contain a similar exception, except that total gross assets at the end of its most recent fiscal year has to be at least $100 million. Until such time as we qualify for these exemptions, we will attempt to identify and to notify physicians who are prohibited from making referrals to us, and will install in our billing procedures a system to prevent billing for any referrals that may come to us from such physicians. However, because many shareholders hold stock in the name of their stock brokerage firm, it may not be possible for us to fully comply with the self-referral requirements prior to our qualifying for the public company exemptions. In addition, we will need to monitor our compensation relationships with physicians under the self-referral laws even after qualifying for the public company exemptions. For example, our provision of information technology support to physician customers must be carefully structured in order to comply with the self-referral laws. Laboratories which violate the Stark Law must refund any amounts collected in connection with prohibited referrals and are also subject to monetary penalties of $15,000 for each test improperly billed for and exclusion from the Medicare and Medicaid programs. In addition, billings for services where the referral was prohibited may be actionable under false claims statutes. Substantial penalties may also be imposed in the event of Physician Ownership and Referral Act violations. Although we believe that we are in compliance in all material respects with the Physician Ownership and Referral Act and the Stark Law, there can be no assurance that we will not be found to be in violation of these laws in the future. In addition, other states have self-referral restrictions with which we may have to comply that may differ from those imposed by federal and California law.

    ANTIKICKBACK LAWS. The Medicare/Medicaid antikickback statute prohibits laboratories from paying remuneration as inducement for referrals of patients or specimens for testing paid for by the Medicare or Medicaid programs. Based upon a federal court decision specifically considering physician ownership of laboratories and an antikickback safe harbor regulation applicable to investments in certain publicly traded companies, we believe that a challenge to physician investments in our company is unlikely.

    A number of business practices in the clinical laboratory industry have been criticized by Medicare's Office of Inspector General, including the provision of phlebotomy staff to clients who perform clerical or other functions for the client which are not directly and solely related to the collection or processing of laboratory specimens, the provision of computers or fax machines to clients which are not used exclusively in connection with performance of the laboratory's work, the lease of space in a physician's office for rent which exceeds the fair rental value of such space, certain acquisition agreements where the sellers may make referrals to the buyer after the sale and other compensation relationships between laboratories and entities from which they receive referrals, or to which they make referrals, if such relationships are intended to induce referrals. In addition, Medicare's Office of Inspector General has indicated that discounts given by laboratories to clients with respect to their private pay patients and/or HMO patients must not be intended to induce referrals of Medicare or Medicaid patients by the client to the laboratory. Our business practices are governed by the antikickback laws, including our negotiated discounted pricing arrangements, our participation in group purchasing organizations and provision of information technology to our customers. Because, in most instances, we bill our customers for both their Medicare and non-Medicare testing at a uniform price, we believe the Medicare's Office of Inspector General concerns regarding discounts will not apply to us. Moreover, statutory exceptions and "safe harbor" regulations are available to protect certain discounts offered to customers and certain payments we make to group purchasing organizations.

    Some states, including California, also prohibit payments from being given to physicians, hospitals or others by clinical laboratories as compensation or inducement for referrals of patients or test specimens, regardless of the source of payment for such testing. In addition, laboratories offering pricing to their customers that is more favorable than that offered directly to patients may be deemed to pay prohibited kickbacks under state laws. However, we believe that a kickback will not result under California law if the laboratory's customer passes all of such discount to its patients in the form of lower testing charges. Because we expect our California customers to comply with the "pass through"

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requirements applicable to them, we do not believe that any favorable pricing we offer to California physicians or hospitals violates California's antikickback laws. However, markups by our non-California customers who are not bound by anti-markup restrictions may implicate California's antikickback laws.

    Any action taken against us under the Medicare/Medicaid antikickback statute could result in criminal penalties being imposed pursuant to the U.S. Sentencing Guidelines, civil monetary penalties of $50,000 per violation plus treble damages, and exclusion from Medicare and Medicaid participation. Laboratories that violate the California antikickback laws or similar antikickback, anti-markup, or direct billing laws of other states may be subject to loss of licensure and substantial fines.

    While we believe that we are in compliance with the antikickback statutes, there can be no assurance that our relationships with physicians, hospitals and other customers will not be subject to investigation or a successful challenge under such laws. If imposed for any reason, sanctions under the antikickback laws could have a material adverse effect on our business.

    CERTIFICATION AND LICENSES

    We are required to maintain various federal and state licenses, certifications and permits necessary to conduct our business. Our laboratory is certified pursuant to the Clinical Laboratory Improvement Amendments, which subject virtually all clinical laboratories to national standards for assuring quality of laboratory performance. Licensure is also required and maintained for our laboratory under the laws of the State of California. We are licensed in states which require us to be licensed in order for us to perform services for their residents, including Florida, Maryland, New York, Pennsylvania and Rhode Island. Our laboratory facilities are also certified by the College of American Pathologists.

    The above programs establish standards for the day-to-day operation of a clinical laboratory, including the training and skills required of personnel and quality control. In addition, federal and state laws mandate proficiency testing, which involves testing of specimens that have been specifically prepared for the laboratory. If a laboratory is out of compliance with the Clinical Laboratory Improvements Amendments or other applicable requirements, the Health Care Financing Administration or the California Department of Health Services may assess substantial civil money penalties, restrict the tests which the laboratory may perform, impose specific corrective action plans, suspend the laboratory's approval to receive Medicare payments, and/or suspend, revoke or limit the laboratory's Clinical Laboratory Improvements Amendments certificate or state license. If a laboratory's Clinical Laboratory Improvements Amendments certificate or state license is suspended or revoked, its ability to perform further testing terminates.

    In June 1999, the Health Care Financing Administration asserted that we were out of compliance with Clinical Laboratory Improvements Amendments regulations pertaining to specific quality assurance functions, imposed certain fines in connection therewith, and indicated that the next level of sanction, if we did not come into compliance, would be revocation of our Clinical Laboratory Improvements Amendments certificate. After the Health Care Financing Administration's resurvey in June 2000, we were able to satisfy the Health Care Financing Administration that we were in compliance with the applicable requirements. While we have appealed the fine imposed by the Health Care Financing Administration, which totaled $116,000, there can no assurance that we will be successful in such appeal. We believe we are presently in compliance with all certification and licensure requirements.

    COMPLIANCE

    We have reviewed the pertinent regulations of the Clinical Laboratory Improvements Amendments and related rulings and policy guidelines and we believe that our business practices adhere to the stated requirements. We will continue to monitor legislation and implement the practices therein, but there can be no guarantee that we will pass all future inspections or otherwise be found to be in compliance with these and other regulations in the future.

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    The Department of Health and Human Services' Office of the Inspector General
has in recent years suggested adoption of a written compliance plan to promote standards of ethics and business practice that will prevent fraudulent conduct. We are in the process of adopting such a compliance plan and have recently appointed a full-time compliance director to assist us with our regulatory compliance.

    "CORPORATE PRACTICE" OF MEDICINE

    California law, as well as the laws of many other states, prohibit physicians from sharing professional fees with non-physicians such as laboratories, and prohibit non-physicians from practicing medicine, including pathology, and from employing pathologists or other physicians. California law provides that the practice of medicine without a license is a misdemeanor, and a violation of the laws governing the practice of medicine could be a basis for assessment of fines and penalties, imposition of a cease and desist order, and the suspension or revocation of a California laboratory license. State and federal law also prohibit us from being compensated for referrals we make to our pathologists. We have previously employed pathologists, and are in the process of restructuring our relationships with pathologists in a manner which we believe does not violate any prohibition against the "corporate practice" of medicine or otherwise violate state or federal law. We do not believe that any violations which we may have committed in the past are likely to result in sanctions that would have a material adverse effect on our business, financial condition or results of operations.

    INCREASED REGULATION OF GENETIC TESTING

    The federal Food and Drug Administration, or the FDA, regulates the manufacture of medical devices, including laboratory testing equipment, diagnostic kits and certain reagents. While the FDA believes that it has authority to regulate tests developed by laboratories for their own use, the FDA, to date, has allowed the development of such tests to proceed under the regulations under the Clinical Laboratory Improvements Amendments governing a laboratory's development of its own assays. The FDA has also subjected the commercialization of certain immunohistochemical stains, tumor markers and analyte specific reagents to limited regulation, and requires us to make certain disclosures in connection with their use. The federal Centers for Disease Control and Prevention, or CDC, has published notice of its intent to revise the regulations under the Clinical Laboratory Improvements Amendments to specifically recognize and regulate a genetic testing specialty. In addition, the Department of Health and Human Services' Secretary's Advisory Committee on Genetic Testing advises the Department of Health and Human Services as to various issues raised by the development and use of genetic testing. The Secretary's Advisory Committee on Genetic Testing has published and requested comments on its preliminary recommendations for increased participation on the part of the FDA and increased regulation of genetic testing under Clinical Laboratory Improvements Amendments. As a result of the activities of the FDA, the CDC and the Secretary's Advisory Committee on Genetic Testing, it is possible that our existing and future assays may be subject to a regulatory approval similar to the pre-marketing approval process which the FDA applies to drugs and medical devices, or may be subject to other increased regulatory standards, which could have a negative effect on our business.

    OTHER REGULATIONS

    Pursuant to the Occupational Safety and Health Act, known as OSHA, laboratories must provide a safe workplace to their employees, and OSHA has issued rules to protect workers from blood-borne pathogens and other hazards that are commonly found in laboratories. We are also subject to licensing and regulation under federal, state and local laws relating to the handling and disposal of medical specimens, hazardous waste and radioactive materials. We are also subject to regulations of the Department of Transportation, the Public Health Service's Centers for Disease Control & Prevention and the Postal Service which apply to the surface and air transportation of laboratory specimens. Although we believe that we are currently in compliance in all material respects with the above laws,

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failure to comply could subject us to denial of the right to conduct business, fines, criminal penalties and other enforcement actions.

CHANGES IN LABORATORY REIMBURSEMENT

    HEALTH CARE REFORM

    A number of proposals aimed at increasing healthcare insurance coverage or reducing healthcare costs have been considered in recent years which, if enacted, would have affected major reforms of the healthcare system. Such proposals include: increased enrollment of Medicare beneficiaries in managed care systems, increased availability of health insurance to individuals and to small businesses, requirements that all businesses offer health insurance coverage to their employees, the provision of tax credits for purchase of health insurance, the formation of regional "health alliances" to act as healthcare purchasing agents and the creation of a government health insurance plan that would cover all citizens. We cannot predict whether any of these or other proposals will be adopted at the state or federal levels, or what effect, if any, such proposals would have on our business.

    REDUCTIONS TO MEDICARE OR MEDICAID FEE SCHEDULES

    For testing performed other than for hospitals, nursing facilities and other laboratories, laboratories are required to bill Medicare and Medicaid directly, and generally must accept reimbursement from these programs as payment in full for services performed for Medicare and Medicaid patients. Such direct billings by us to Medicare accounted for approximately 3.5% of our net revenue in 1999 and 4.2% of our net revenue this year to date. Medicaid net revenue was 2.0% of our total net revenue in 1999 and represents 1.5% of our net revenue for the nine months ended September 30, 2000. However, a substantial portion of the testing for which we bill our hospital and independent laboratory customers is for Medicare and Medicaid patients, and we do not know the percentages of our net revenue that are indirectly derived from these programs. Any pricing pressure exerted by these programs on our customers may cause them to reduce their payments to us.

    Congress has established maximum fee schedules for clinical laboratory testing performed for Medicare beneficiaries, excluding hospital and nursing facility inpatients. Payment for in-patient laboratory services is included in the prospective payment rates paid to the patient's facility. State Medicaid programs are prohibited from paying more for testing than the Medicare fee schedule amounts and, in most instances, they pay significantly less. When initially established, the Medicare fee schedules were set at 60% of prevailing local charges. Maximum reimbursement rates for clinical laboratory testing have subsequently been substantially reduced, and it should be expected that such fee schedules will be further reduced in the future. For example, a ceiling on Medicare and Medicaid payments to laboratories commonly referred to as the "national cap" amount has been reduced numerous times in recent years. Most recently, Congress reduced the national cap to 74% of the national median of local fee schedules and eliminated consumer price index increases to the national cap and local fee schedules through the year 2002. Medicare reimbursement has also been reduced from time-to-time by an effective rate of between 1% and 2% pursuant to Gramm-Rudman-Hollings sequestration. In addition, from time-to-time proposals have been made that beneficiary cost sharing again be applied to laboratory testing paid for by Medicare. The costs of billing and collecting co-payment amounts and associated bad debt could reduce the revenue actually realized by laboratories.

    MEDICARE REIMBURSEMENT FOR TECHNICAL COMPONENT OF HOSPITAL PATHOLOGY SERVICES. In the past, independent laboratories have been permitted to bill for the technical component of certain pathology services which are performed for Medicare hospital patients. The Health Care Financing Administration has promulgated regulations to end such separate billing as of January 1, 2001. Any such services we perform after such date will have to be billed to the patient's hospital. Hospitals will receive no additional reimbursement from Medicare for such services provided to inpatients, and

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reimbursement for these services under the new outpatient prospective payment system generally may be lower than it was previously. Such changes therefore may result in a reduction in the payments we receive from hospitals for these services.

    ELIMINATION OF DUAL CHARGE STRUCTURE. Proposals have been made to restrict "dual charge" billing practices under which laboratories charge higher fees to Medicare and Medicaid than are charged to physicians, hospitals, laboratories and other purchasers who are in a position to negotiate favorable rates. Thus, it has been proposed that existing authority for the Department of Health and Human Services to exclude from Medicare and Medicaid program participation any providers that charge amounts to the Medicare program that are "substantially in excess" of their "usual charges" be used to respond to laboratory pricing practices. Similarly, the Health Care Financing Administration is permitted to adjust statutorily prescribed fees for some medical services, including clinical laboratory services, if the fees are grossly excessive and therefore not inherently reasonable. The Health Care Financing Administration has issued an interim final rule setting forth criteria to be used in determining whether the otherwise statutorily prescribed fees should be reduced which includes consideration of whether such fees are grossly higher or lower than the payment made for the services by other purchasers in the same locality. Fees payable by Medicare for clinical laboratory services may be reduced as a result of the application of the above rules or by similar restrictions which may be applied in the future.

    In addition, the California Medi-Cal program is required by California regulations to pay no more for testing than the amount which a laboratory charges pursuant to any fee schedule it applies generally to its physician or hospital customers. While the extent to which this rule applies to our discounts which are negotiated on a case-by-case basis is unclear, it is possible that a recoupment action could be bought against us based upon discounts which we give to certain customers of ours.

    CONTRACTS FOR LABORATORY SERVICES. Proposals have been made to require competitive bidding procurement of Medicare laboratory testing services. The Health Care Financing Administration is required to complete five Medicare bidding demonstrations involving various types of medical services by 2002, and the Health Care Financing Administration is expected to include a clinical laboratory demonstration project in a metropolitan statistical area. Similarly, California legislation requires the implementation of a program of negotiated laboratory service contracting for the Medi-Cal program. In addition, a large portion of the Medi-Cal program has been converted into a managed care system, resulting in negotiated laboratory service contracts between laboratories and other providers of healthcare services. Increased enrollment of Medicare or Medicaid beneficiaries in HMOs or negotiated contracting arrangements may also result in a larger portion of our business being subject to negotiated contracts with payors.

    To obtain competively bid contracts to perform services, it might be necessary for us to agree to substantial reductions in our payments from the Medicare and Medi-Cal programs. Such contracts may be exclusive and laboratories which do not hold such contracts may be denied access to the Medicare/ Medi-Cal testing market and could have difficulty obtaining private patient testing from physicians participating in the contracting or managed care program.

    "BUNDLING" OF MEDICARE SERVICES. Proposals have been made to reimburse clinical laboratory testing services as part of a larger "bundle" of healthcare services. Under one proposal, physicians would be reimbursed an additional amount for each office visit they had with a Medicare beneficiary and would be responsible for paying for any required laboratory services out of this sum. This or other "bundling" proposals, if enacted, could have an adverse effect on our operations.

    NONGOVERNMENTAL EFFORTS. Managed care arrangements may become increasingly prevalent in the clinical laboratory services market. For example, HMOs, insurance companies and self-insured employers may provide laboratory services directly or contract with laboratories at favorable fee-for-

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service or capitated rates and require their enrollees to obtain service only from such contracted laboratories. To the extent that we or our customers are unable to obtain contracts to provide such testing services or must discount prices to obtain such contracts, our revenues and profit margins could be adversely affected.

    REQUIREMENTS OF DIAGNOSIS CODES

    Certain tests are only reimbursable by Medicare when the laboratory submits an appropriate diagnosis code which it has obtained from the ordering physician. To the extent that the requirements for such diagnosis codes are expanded to additional tests or are adopted by Medicaid or private insurance programs, or we are unable to obtain required codes from physicians, our reimbursement could be adversely affected.

FACILITIES

    Our primary facility is located in Santa Monica, California and is comprised of four separate buildings totaling 85,357 square feet. Three of our building leases expire in 2003 and one building lease expires in 2004. Additionally, three of our leases have options for five additional years upon expiration of the current leases. Our production, research and administrative functions occupy these buildings. Annual rent for these four buildings is approximately $1.6 million plus applicable property taxes, maintenance costs and utilities.

    We also operate one stand-alone triage collection and processing center in Worcester, Massachusetts to serve Boston area customers. This facility contains 1,578 square feet and is leased at approximately $34,700 per year on a month-to-month basis. We also occupy a smaller 210 square foot administrative facility at the same address.

EMPLOYEES

    As of September 30, 2000, we employed 798 individuals. Thirty-two are engaged in research and development, 175 in administration and clerical functions, 91 in sales and marketing, 54 in information technology and 446 in our clinical laboratory and related operations. None of our employees are represented by labor unions, and we believe our employee relations are good.

LEGAL PROCEEDINGS

    Specialty Laboratories Asia Pte. Ltd., a Singapore corporation, or SLA, is 60% owned by our wholly-owned subsidiary, Specialty Laboratories International Ltd., a British Virgin Islands corporation. SLA was headquartered in Singapore but in early 1999, SLA ceased all operations and is currently insolvent. A former employee of SLA has obtained a judgment for $350,000 against SLA and a default judgment of approximately $1.95 million in a wrongful termination action against SLA filed by him in Singapore. The former employee has filed an action against SLA in California to attempt to collect on the Singapore judgment and has obtained a default judgment of $2.5 million against SLA in California. The former employee has served discovery upon Specialty and certain directors and officers, has sought to compel these officers and directors to provide this discovery, and has requested sanctions in connection with these requests. Our management believes that any claim against us or our directors and officers in connection with these judgments, if made, would be without merit, and we would vigorously defend any such action.

    We are involved in various claims and legal actions arising in the ordinary course of business. These matters include, without limitation, professional liability, employee-related matters, inquiries from governmental agencies and Medicare or Medicaid carriers requesting comment on allegations of billing irregularities that are brought to their attention through billing audits or third parties. We believe, based upon the advice of counsel and consideration of all facts available at this time, that the ultimate disposition of these matters will not have a material adverse effect on our business, financial condition or results of operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    Our executive officers and directors and their ages as of September 30, 2000 and the positions held by them are set forth below:

NAME                                          AGE                     POSITION(S)
----                                        --------                  -----------
James B. Peter, M.D., Ph.D................     67      Chairman of the Board and Chief Executive
                                                       Officer
Paul F. Beyer.............................     41      President, Chief Operating Officer and
                                                       Director
Frank J. Spina............................     46      Chief Financial Officer
Shoji Maruyama, D.M.Sc....................     59      Senior Vice President
Dan R. Angress............................     43      Vice President, Marketing
Bart E. Thielen...........................     35      Vice President, Finance and Treasurer
John W. Littleton.........................     40      Vice President, Sales
Thomas E. England, Ph.D...................     50      Vice President, Laboratory Operations
Donald K. Gordon..........................     41      Chief Information Officer
Deborah A. Estes..........................     44      Director and Secretary
Richard E. Belluzzo.......................     46      Director
Douglas S. Harrington, M.D................     47      Director
Thomas R. Testman.........................     63      Director
William J. Nydam..........................     50      Director

    JAMES B. PETER, M.D., PH.D. is our founder, controlling shareholder and has served as the Chairman of the Board of Directors since our inception in 1975 and our Chief Executive Officer since July 1995. Dr. Peter is the father of Deborah
A. Estes, our Secretary and one of our directors. Dr. Peter received a B.S. in Biology from Creighton University, an M.D. from St. Louis University and a Ph.D. from the University of Minnesota. He is the author of over 400 publications in science and medicine.

    PAUL F. BEYER has served as President and Chief Operating Officer since January 1996 and as a Director since October 1996. Prior to joining Specialty, Mr. Beyer served in several capacities at the Mayo Clinic from 1984 until 1995, including the Chief Executive Officer of Medical Laboratory Network, a clinical laboratory owned by Mayo, from 1990 to 1995. Mr. Beyer received a B.S. in Management from Niagara University and an M.B.A. from Rensselaer Polytechnic Institute.

    FRANK J. SPINA has served as Chief Financial Officer since October 2000. From October 1999 to October 2000, Mr. Spina served as Chief Financial Officer of MedicaLogic/Medscape, Inc., a healthcare and information technology company. From October 1997 to October 1999, Mr. Spina served as Chief Financial Officer of 3D Systems Corporation, an information technology company. Prior to October 1997, Mr. Spina served as Vice President and Controller at Qualcomm Incorporated. Mr. Spina received a B.A. in Political Science and a B.A. in Accounting from Baldwin-Wallace College.

    SHOJI MARUYAMA, D.M.SC. has served as Senior Vice President since
September 1998. Prior to joining Specialty, Dr. Maruyama worked in several capacities at BML, Inc., a Japanese clinical laboratory. From 1987 to 1998, Dr. Maruyama served as Managing Director of BML and from 1982 to 1987, he served as a director overseeing laboratory process management. Dr. Maruyama received a B.S. in Engineering from Toyama University and a D.M.Sc. from Juntendo University in Japan.

    DAN R. ANGRESS has served as Vice President, Marketing since April 1997. From June 1995 to April 1997, Mr. Angress served as Director, Marketing. Prior to joining Specialty, Mr. Angress served in several marketing capacities, including Vice President of Marketing at Oncogenetics, now owned by

Impath, and Marketing Manager at Nichols Institute, now owned by Quest Diagnostics. Mr. Angress received a B.S. in Biology from the University of California, Irvine and an M.B.A. from Willamette University.

    BART E. THIELEN has served as Vice President, Finance and Treasurer since July 1996. From July 1995 to July 1996, Mr. Thielen served as our Controller. Prior to joining Specialty, Mr. Thielen served in several financial capacities at Quest Diagnostics. Mr. Thielen received a B.A. in Accounting from Aurora University.

    JOHN W. LITTLETON has served as Vice President, Sales since March 1997. Prior to joining Specialty, Mr. Littleton served in several capacities including Vice President of Sales and Marketing at Quest Diagnostics from January 1989 to February 1997. Mr. Littleton received a B.A. in Political Science from Seton Hall University.

    THOMAS E. ENGLAND, PH.D. has served as Vice President, Laboratory Operations since June 1998. From April 1997 to June 1998, Dr. England served as our Vice President, Clinical Trials. Prior to joining Specialty, Dr. England served in several capacities at MDS Inc., a life sciences company, including General Manager, Clinical Trials from 1994 to April 1997 and Laboratory Director from 1980 to 1994. Dr. England received a B.S. in Biochemistry from Bishop's University in Canada, a Ph.D. in Biochemistry from McMaster University and a Post-Doctorate diploma in Clinical Biochemistry from the University of Toronto.

    DONALD K. GORDON has served as Chief Information Officer since
September 2000. From January 1997 to August 2000, Mr. Gordon served as Chief Information Officer of Unimed Management Company. From March 1993 to
January 1997, Mr. Gordon served as Director of Systems at Health Plans Incorporated. Mr. Gordon received a B.S. in Mechanical Engineering from Northeastern University.

    DEBORAH A. ESTES has served as a Director and as Secretary since 1990. From 1994 to the present, Ms. Estes has been actively involved in managing the financial affairs of the Peter family. Ms. Estes is the daughter of our controlling shareholder, Chairman and Chief Executive Officer, Dr. James B. Peter. Ms. Estes received a B.S. in Business Administration from Creighton University.

    RICHARD E. BELLUZZO has served as a Director since October 1996. Since September 1999, Mr. Belluzzo has served as Group Vice President of Microsoft Corporation. From January 1998 to September 1999, Mr. Belluzzo served as Chief Executive Officer of Silicon Graphics, Inc. From 1975 until January 1998,
Mr. Belluzzo served in several senior capacities for Hewlett-Packard Corp.
Mr. Belluzzo serves on the Board of Directors of Imation, Inc., a public company that develops, manufactures and markets products and services for color management, imaging and data storage applications. Mr. Belluzzo received a B.S. in Finance from Golden Gate University.

    DOUGLAS S. HARRINGTON, M.D. has served as a Director since October 1996. Since December 1996, Dr. Harrington has served as Chief Executive Officer of ChromaVision Medical Systems, Inc., a public medical diagnostics company, and Chairman of the Board since May 2000. Dr. Harrington served as Chairman and President of Strategic Business Solutions, Inc., a biotechnology company, and as a principal in Douglas S. Harrington and Associates, a strategic consulting firm, from February 1995 to December 1996. From January 1992 to January 1995, Dr. Harrington served as President of Nichols Institute Reference Laboratories, which is now part of Quest Diagnostics. Dr. Harrington also serves on the Board of Directors of several public and private companies including ChromaVision Medical Systems, Inc. and Merge Technologies, Inc., a public company that provides clinical information systems and integration solutions for healthcare organizations. Dr. Harrington received a B.A. in Molecular Biology and an M.D. from the University of Colorado.

    THOMAS R. TESTMAN has served as a Director since October 1996. Since 1992, Mr. Testman has served on the Board of Directors of several public and private healthcare companies including

Minimed, Inc., a public company that designs, manufactures and sells microinfusion systems and glucose monitoring systems for the management of diabetes, and ChromaVision Medical Systems, Inc. From 1962 to 1992, Mr. Testman served in several capacities with Ernst & Young LLP including his last position as Managing Partner. Mr. Testman received a B.A. in Business from Pacific Union College and an M.B.A. from Trinity University.

    WILLIAM J. NYDAM has served as a Director since August 1999. Since September 1999, Mr. Nydam has served as Senior Vice President of Science Applications International Corp., an information technology firm. From January 1986 to September 1999, Mr. Nydam served in various capacities at Premier, Inc., a healthcare company, including his last position as Executive Vice President. Mr. Nydam also serves on the Board of Directors of several private companies. Mr. Nydam received a B.S. in Accounting and an M.B.A. from the University of California at Berkeley.

BOARD OF DIRECTORS AND COMMITTEES

    Our Board of Directors currently consists of seven members each serving for a term of one year. At each annual meeting of the shareholders, directors will be elected by the holders of common stock.

    The audit committee reports to the Board of Directors regarding the appointment of our independent public accountants, the scope and results of our annual audits, compliance with our accounting and financial policies and management's procedures and policies relative to the adequacy of our internal accounting controls. The audit committee consists of Messrs. Belluzzo, Nydam and Testman.

    The compensation committee reviews and makes recommendations to the Board of Directors regarding our compensation and performance policies and all forms of compensation to be provided to our executive officers and directors. In addition, the compensation committee reviews bonus and stock compensation arrangements for all of our other employees. The current members of the compensation committee are Dr. Harrington and Messrs. Belluzzo, Nydam and Testman.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    No interlocking relationships exist between our Board of Directors or our compensation committee and the Board of Directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past.

DIRECTOR COMPENSATION

    We do not provide cash or equity compensation to employee directors for serving on our Board of Directors or for attendance of committee meetings of the Board of Directors. Non-employee directors receive a retainer of $2,500 per quarter and $1,500 for each Board of Directors meeting attended. Future non-employee directors will, upon their initial election or appointment to the Board of Directors, receive an automatic option grant to purchase 22,000 shares of common stock that will vest over a four-year period from the grant date. Current members of the Board of Directors were granted options to purchase 48,125 shares of common stock in 1999 for prior service. Members of the Board of Directors will receive annual option grants of 5,500 shares of common stock vesting over a four-year period, which are to be granted on April 1st of every year and will have an exercise price equal to the fair market value of our common stock at date of grant.

EXECUTIVE COMPENSATION

    The following table sets forth the total compensation paid or accrued for the year ended December 31, 1999 to our Chief Executive Officer and our four other most highly compensated executive officers, referred to as the "named executive officers."

                           SUMMARY COMPENSATION TABLE

                                                            ANNUAL COMPENSATION
                                                  ----------------------------------------   SECURITIES
                                                                            OTHER ANNUAL     UNDERLYING
NAME AND PRINCIPAL POSITION(S)                    SALARY ($)   BONUS ($)   COMPENSATION($)   OPTIONS(#)
------------------------------                    ----------   ---------   ---------------   ----------
James B. Peter .................................    604,981     300,000            --              --
  Chairman and Chief Executive Officer
Paul F. Beyer ..................................    289,000     406,568         6,897(1)      531,641
  President and Chief Operating Officer
John W. Littleton ..............................    241,000     159,661         6,452(2)      265,800
  Vice President, Sales
Bart E. Thielen ................................    139,257     185,846         8,070(3)      186,061
  Vice President, Finance and Treasurer
Thomas E. England ..............................    169,326      73,738         9,800(4)      186,061
  Vice President, Laboratory Operations

------------------------

(1) Consists of $1,904 for automobile lease and $4,993 in 401(k) matching contributions paid by us.

(2) Consists of $1,452 for automobile lease and $5,000 in 401(k) matching contributions paid by us.

(3) Consists of $3,070 for automobile lease and $5,000 in 401(k) matching contributions paid by us.

(4) Consists of $4,800 for automobile lease and $5,000 in 401(k) matching contributions paid by us.

EMPLOYMENT AGREEMENTS

    In September 2000, we entered into employment agreements with Dr. James B. Peter, Mr. Paul F. Beyer, Mr. John W. Littleton, Mr. Bart E. Thielen and
Dr. Thomas E. England. In October 2000, we also entered into an employment agreement with Frank J. Spina.

PETER AND BEYER AGREEMENTS

    Dr. James B. Peter, our Chairman of the Board and Chief Executive Officer, and Paul F. Beyer, our President and Chief Operating Officer, each have contracts which provide for annual base salaries of $600,000 and $286,000, respectively. If the officer is terminated other than for cause or if he resigns for good reason during the first five years of the contract, each agreement provides that we will continue to pay his base salary for a two year period and his bonus for a one year period.

    Dr. Peter additionally receives customary health and related benefits, supplemental insurance products, including life insurance at a cost of up to an additional $50,000 per annum, a leased vehicle with operating expenses, initiation fees and dues at up to three clubs, and a bonus of approximately 47% of the value of these benefits to reimburse him for the out-of-pocket tax costs with respect to these benefits. Mr. Beyer additionally receives customary health and related benefits, supplemental insurance products, including life insurance at a cost of up to an additional $15,000 per annum, and a leased vehicle.

OTHER EXECUTIVE OFFICER AGREEMENTS

    In September 2000, we also entered into employment agreements with Messrs. Littleton and Thielen and Dr. England and in October 2000 we entered into an employment agreement with Frank J. Spina, each of which may be terminated at any time. The salary and maximum potential bonuses for each is as follows:

                                        BASE SALARY   MAXIMUM BONUS (PERCENT OF BASE)
                                        -----------   -------------------------------
Littleton.............................    $248,268                   60%
Spina.................................     220,000                   60%
Thielen...............................     148,000                   60%
England...............................     175,053                   40%

    Additionally, these agreements provide for severance benefits in the amount of twelve months continued base pay and vesting of options if the officer is terminated other than for cause during the first three years of the contract. Each of these officers also receives customary health and related benefits. Mr. Spina's employment agreement provides for the grant of options to purchase 110,000 shares at the initial public offering price.

OPTION GRANTS IN LAST FISCAL YEAR

    The following table sets forth grants of stock options for the year ended December 31, 1999 to our named executive officers. We did not grant any stock appreciation rights to our named executive officers and directors during the fiscal year ended December 31, 1999. The potential realizable value is calculated based on the term of the option at its time of grant. It is calculated assuming that the fair market value of common stock on the date of grant appreciates at the indicated annual rate compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price. These numbers are calculated based on the requirements of the Securities and Exchange Commission and do not reflect our estimate of future stock price growth. The percentage of total options granted to employees in the last fiscal year is based on options to purchase an aggregate of 1,839,068 shares of common stock granted during the fiscal year to our employees and directors.

                                                  PERCENT OF                                  POTENTIAL REALIZABLE
                                                    TOTAL                                    VALUE AT ASSUMED RATES
                                     NUMBER OF     OPTIONS                                       OF STOCK PRICE
                                     SECURITIES   GRANTED TO                                    APPRECIATION FOR
                                     UNDERLYING   EMPLOYEES                                        OPTION TERM
                                      OPTIONS     IN FISCAL    EXERCISE PRICE   EXPIRATION   ----------------------
NAME                                 GRANTS (#)    YEAR (%)    PER SHARE ($)       DATE        5%($)       10%($)
----                                 ----------   ----------   --------------   ----------   ---------   -----------
James B. Peter.....................         --         --              --              --          --            --
Paul F. Beyer......................    531,641       28.9%          $1.21        04/01/09    $405,775    $1,028,313
John W. Littleton..................    265,800       14.5            1.21        04/01/09     202,871       514,116
Bart E. Thielen....................    186,061       10.1            1.21        04/01/09     142,011       359,883
Thomas E. England..................    186,061       10.1            1.21        04/01/09     142,011       359,883

FISCAL YEAR-END OPTION VALUES

    The following table sets forth the number and value of exercisable and unexercisable options held by our named executive officers at fiscal year ended December 31, 1999. There was no public trading market for our common stock as of December 31, 1999. Accordingly, the value of unexercised options has been calculated by subtracting the exercise price from the fair market value of $4.88 per share on December 31, 1999, estimated by management for financial reporting purposes, multiplied by the number of shares underlying the option. None of our named executive officers exercised options in 1999.

                       AGGREGATE OPTION EXERCISES IN 1999

                                        NUMBER OF SECURITIES
                                       UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                             OPTIONS AT              IN-THE-MONEY OPTIONS AT
                                         FISCAL YEAR-END(#)              FISCAL YEAR-END
                                     ---------------------------   ---------------------------
NAME                                 EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                                 -----------   -------------   -----------   -------------
James B. Peter.....................          --            --              --            --
Paul F. Beyer......................     531,641            --      $1,950,156            --
John W. Littleton..................     199,351        66,449         731,255      $243,746
Bart E. Thielen....................     186,061            --         682,504            --
Thomas E. England..................      93,032        93,029         341,256       341,248

2000 STOCK INCENTIVE PLAN

    INTRODUCTION. Our 2000 Stock Incentive Plan is intended to serve as the successor equity incentive program to our 1999 Stock Option/Stock Issuance Plan. Our 2000 plan was adopted by our Board of Directors and approved by our shareholders on September 5, 2000. Our 2000 plan will become effective on the date the underwriting agreement for this offering is signed. At that time, all outstanding options under the predecessor 1999 plan will be transferred to our 2000 plan, and no further option grants will be made under the 1999 plan. The transferred options will continue to be governed by their existing terms, unless our compensation committee elects to extend one or more features of our 2000 plan to those options. Except as otherwise noted below, the transferred options have substantially the same terms as will be in effect for grants made under the discretionary option grant program of our 2000 plan.

    SHARE RESERVE. 4,020,280 shares of common stock have been authorized for issuance under our 2000 plan. Such share reserve consists of the number of shares we estimate will be carried over from our 1999 plan, including the shares subject to outstanding options thereunder, plus an additional increase of approximately 880,000 shares. The number of shares of common stock reserved for issuance under our 2000 plan will automatically increase on the first trading day in January each calendar year, beginning in calendar year 2001, by an amount equal to 3% of the total number of shares of common stock outstanding on the last trading day in December of the preceding calendar year, but in no event will any such annual increase exceed 1,100,000 shares. In addition, no participant in our 2000 plan may be granted stock options, separately exercisable stock appreciation rights and direct stock issuances for more than 1,100,000 shares of common stock per calendar year.

    EQUITY INCENTIVE PROGRAMS. Our 2000 plan is divided into five separate components:

    - the discretionary option grant program, under which eligible individuals in our employ or service may be granted options to purchase shares of common stock at an exercise price not less than 100% of the fair market value of those shares on the grant date;

    - the stock issuance program, under which such individuals may be issued shares of common stock directly, through the purchase of such shares at a price not less than 100% of their fair market value at the time of issuance or as a bonus tied to the attainment of performance milestones or the completion of a specified period of service;

    - the salary investment option grant program, under which our executive officers and other highly compensated employees may be given the opportunity to apply a portion of their base salary to the acquisition of special below-market stock option grants;

    - the automatic option grant program, under which option grants will automatically be made at periodic intervals to our non-employee directors to purchase shares of common stock at an exercise price equal to 100% of the fair market value of those shares on the grant date; and

    - the director fee option grant program, under which our non-employee directors may be given the opportunity to apply a portion of the annual retainer fee otherwise payable to them in cash each year to the acquisition of special below-market option grants.

    ELIGIBILITY. The individuals eligible to participate in our 2000 plan include our officers and other employees, our non-employee board members and any consultants we hire.

    ADMINISTRATION. The discretionary option grant program and the stock issuance program will be administered by the compensation committee. This committee will determine which eligible individuals are to receive option grants or stock issuances under those programs, the time or times when such option grants or stock issuances are to be made, the number of shares subject to each such grant or issuance, the status of any granted option as either an incentive stock option or a non-statutory stock option under the federal tax laws, the vesting schedule to be in effect for the option grant or stock issuance and the maximum term for which any granted option is to remain outstanding. The compensation committee will also have the exclusive authority to select the executive officers and other highly compensated employees who may participate in the salary investment option grant program in the event that program is activated for one or more calendar years.

    PLAN FEATURES.  Our 2000 plan will include the following features:

    - the exercise price for the shares of common stock subject to option grants made under our 2000 plan may be paid in cash or in shares of common stock valued at fair market value on the exercise date. The option may also be exercised through a same-day sale program without any cash outlay by the optionee. In addition, the plan administrator may provide financial assistance to one or more optionees in the exercise of their outstanding options or the purchase of their unvested shares by allowing such individuals to deliver a full-recourse, interest-bearing promissory note in payment of the exercise price and any associated withholding taxes incurred in connection with such exercise or purchase;

    - the compensation committee will have the authority to cancel outstanding options with the consent of the option holder under the discretionary option grant program, including options transferred from the 1999 plan, in return for the grant of new options for the same or a different number of option shares with an exercise price per share based upon the fair market value of our common stock on the new grant date;

    - stock appreciation rights are authorized for issuance under the discretionary option grant program. Such rights will provide the holders with the election to surrender their outstanding options for an appreciation distribution from us equal to the fair market value of the vested shares of common stock subject to the surrendered option, less the aggregate exercise price payable for those shares. Such appreciation distribution may be made in cash or in shares of common stock. None of the outstanding options under our 1999 plan contain any stock appreciation rights;

    - the 2000 plan will include the following change in control provisions which may result in the accelerated vesting of outstanding option grants and stock issuances:

       - in the event that we are acquired by merger or asset sale, each outstanding option under the discretionary option grant program which is not to be assumed by the successor corporation will automatically accelerate in full, and all unvested shares under the discretionary option grant and stock issuance programs will immediately vest, except to the extent our repurchase rights with respect to those shares are to be assigned to the successor corporation;

       - the compensation committee will have complete discretion to structure one or more options under the discretionary option grant program so those options will vest as to all the option shares in the event those options are assumed in the acquisition but the optionee's service with us or the acquiring entity is subsequently terminated. The vesting of outstanding shares under the stock issuance program may be accelerated upon similar terms and conditions;

       - the compensation committee will also have the authority to grant options which will immediately vest in the event we are acquired, whether or not those options are assumed by the successor corporation;

       - the compensation committee may grant options and structure repurchase rights so that the shares subject to those options or repurchase rights will vest in connection with a successful tender offer for more than 50% of our outstanding voting stock or a change in the majority of our Board of Directors through one or more contested elections for Board of Director membership. Such accelerated vesting may occur either at the time of such transaction or upon the subsequent termination of the individual's service; and

       - the options currently outstanding under our 1999 plan will immediately vest in the event we are acquired by merger or sale of substantially all our assets, unless those options are assumed by the acquiring entity or our repurchase rights with respect to any unvested shares subject to those options are assigned to such entity. However, a number of those options may also contain a special acceleration provision pursuant to which the shares subject to those options will immediately vest upon an involuntary termination of the optionee's employment within 18 months following an acquisition in which the repurchase rights with respect to those shares are assigned to the acquiring entity.

    SALARY INVESTMENT OPTION GRANT PROGRAM. In the event the compensation committee elects to activate the salary investment option grant program for one or more calendar years, each of our executive officers and other highly compensated employees selected for participation may elect, prior to the start of the calendar year, to reduce his or her base salary for that calendar year by a specified dollar amount not less than $10,000 nor more than $50,000. Each selected individual who files such a timely election will automatically be granted, on the first trading day in January of the calendar year for which his or her salary reduction is to be in effect, an option to purchase that number of shares of common stock determined by dividing the salary reduction amount by two-thirds of the fair market value per share of our common stock on the grant date. The option will be exercisable at a price per share equal to one-third of the fair market value of the option shares on the grant date. As a result, the option will be structured so that the fair market value of the option shares on the grant date less the exercise price payable for those shares will be equal to the amount by which the optionee's salary is reduced under the program. The option will become exercisable in a series of 12 equal monthly installments over the calendar year for which the salary reduction is to be in effect.

    AUTOMATIC OPTION GRANT PROGRAM. Under the automatic option grant program, each individual who first becomes a non-employee director at any time after the completion of this offering will automatically receive an option grant for 22,000 shares on the date such individual joins the Board of Directors, provided such individual has not been in our prior employ. In addition, on April 1st of each year after the completion of this offering, each non-employee director who is to continue to serve as a non-employee director, including each of our current non-employee/directors, will automatically be granted an option to purchase 5,500 shares of common stock, provided such individual has served on our board for at least six months.

    Each automatic grant will have an exercise price per share equal to the fair market value per share of our common stock on the grant date and will have a term of 10 years, subject to earlier termination following the optionee's cessation of service on the Board of Directors. The option will be immediately exercisable for all of the option shares; however, we may repurchase, at the exercise price paid per

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
share, any shares purchased under the option which are not vested at the time of the optionee's cessation of service on the Board of Directors. The shares subject to each initial 22,000-share automatic option grant will vest in a series of four successive annual installments upon the optionee's completion of each year of service on the Board of Directors over the four-year period measured from the grant date. The shares subject to each annual 5,500-share automatic option grant will vest upon the optionee's completion of one year of service on the Board of Directors measured from the grant date. However, the shares will immediately vest in full upon certain changes in control or ownership or upon the optionee's death or disability while a director.

    DIRECTOR FEE OPTION GRANT PROGRAM. Should the director fee option grant program be activated in the future, each non-employee director will have the opportunity to apply all or a portion of any cash retainer fee for the year to the acquisition of a below-market option grant. The option grant will automatically be made on the first trading day in January in the year for which the retainer fee would otherwise be payable in cash. The option will have an exercise price per share equal to one-third of the fair market value of the option shares on the grant date, and the number of shares subject to the option will be determined by dividing the amount of the retainer fee applied to the program by two-thirds of the fair market value per share of our common stock on the grant date. As a result, the option will be structured so that the fair market value of the option shares on the grant date less the exercise price payable for those shares will be equal to the portion of the retainer fee applied to that option. The option will become exercisable in a series of 12 equal monthly installments over the calendar year for which the fee election is to be in effect. However, the option will become immediately exercisable for all the option shares upon the optionee's death or disability while serving as a board member.

    Our 2000 plan will also have the following features:

       - outstanding options under the salary investment, automatic option and director fee option grant programs will immediately vest if we are acquired by a merger or asset sale or if there is a successful tender offer for more than 50% of our outstanding voting stock or a change in the majority of our board through one or more contested elections;

       - limited stock appreciation rights will automatically be included as part of each grant made under the salary investment option grant program and the automatic and director fee option grant programs, and these rights may also be granted to one or more officers as part of their option grants under the discretionary option grant program. Options with this feature may be surrendered to us upon the successful completion of a hostile tender offer for more than 50% of our outstanding voting stock. In return for the surrendered option, the optionee will be entitled to a cash distribution from us in an amount per surrendered option share based upon the highest price per share of our common stock paid in that tender offer; and

       - the Board of Directors may amend or modify the 2000 plan at any time, subject to any required shareholder approval. The 2000 plan will terminate no later than August 15, 2010.

EMPLOYEE STOCK PURCHASE PLAN

    INTRODUCTION. Our Employee Stock Purchase Plan was adopted by the Board of Directors and approved by the shareholders on September 5, 2000. The plan will become effective immediately upon the signing of the underwriting agreement for this offering. The plan is designed to allow our eligible employees and the eligible employees our participating subsidiaries to purchase shares of common stock, at semi-annual intervals, with their accumulated payroll deductions.

    SHARE RESERVE. 330,000 shares of our common stock will initially be reserved for issuance. The reserve will automatically increase on the first trading day in January each calendar year, beginning in

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
calendar year 2001, by an amount equal to 1% of the total number of outstanding shares of our common stock on the last trading day in December in the prior calendar year. In no event will any such annual increase exceed 550,000 shares.

    OFFERING PERIODS. The plan will have a series of successive overlapping offering periods, with a new offering period beginning on the first business day of May and November each year. Each offering period will have a duration of 24 months, unless otherwise determined by the compensation committee. However, the initial offering period may have a duration in excess of 24 months and will start on the date the underwriting agreement for this offering is signed and will end on the last business day in October 2002. The next offering period will start on the first business day in May 2001 and will end on the last business day of April 2003.

    ELIGIBLE EMPLOYEES. Individuals scheduled to work more than 20 hours per week for more than 6 calendar months per year may join an offering period on the start date of that period. However, employees may participate in only one offering period at a time.

    PAYROLL DEDUCTIONS. A participant may contribute up to 15% of his or her cash earnings through payroll deductions, and the accumulated deductions will be applied to the purchase of shares on each semi-annual purchase date. The purchase price per share will be equal to 85% of the fair market value per share on the start date of the offering period in which the participant is enrolled or, if lower, 85% of the fair market value per share on the semi-annual purchase date. Semi-annual purchase dates will occur on the last business day of April and October each year. However, a participant may not purchase more than 440 shares on any purchase date, and not more than 82,500 shares may be purchased in total by all participants on any purchase date. Our compensation committee will have the authority to change these limitations for any subsequent offering period.

    RESET FEATURE. If the fair market value per share of our common stock on any purchase date is less than the fair market value per share on the start date of the two-year offering period, then that offering period will automatically terminate, and a new two-year offering period will begin on the next business day. All participants in the terminated offering will be transferred to the new offering period.

    CHANGE IN CONTROL. Should we be acquired by merger or sale of substantially all of our assets or more than fifty percent of our voting securities, then all outstanding purchase rights will automatically be exercised immediately prior to the effective date of the acquisition. The purchase price in effect for each participant will be equal to 85% of the market value per share on the start date of the offering period in which the participant is enrolled at the time the acquisition occurs or, if lower, 85% of the fair market value per share immediately prior to the acquisition.

    PLAN PROVISIONS. The following provisions will also be in effect under the plan:

       - the plan will terminate no later than the last business day of October 2010; and

       - the Board of Directors may at any time amend, suspend or discontinue the plan. However, certain amendments may require shareholder approval.

401(k) RETIREMENT PLAN

    We adopted a defined contribution 401(k) plan effective January 1991. The plan generally covers all employees on our payroll who are at least 21 years of age. Employees become eligible to participate in the plan after they have worked for at least six months, commencing on the date of hire. The plan provides for voluntary employee contributions of up to 15% of their annual pre-tax compensation, subject to the maximum limit allowed by the Internal Revenue Service guidelines, which is currently $10,500 annually. We may make matching contributions to each participating employee based on his or her voluntary contributions to the plan. Our matching contribution currently is 50% of the first 6% of pay contributed to the plan. Participants are immediately vested in their voluntary contributions plus

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
actual earnings. Our matching contributions to the plan are subject to vesting at the rate of 20% per year beginning after the employee's second year of employment with us. The plan is intended to qualify under Section 401 of the Internal Revenue Code so that contributions by employees or by us to the plan, and income earned on the plan contributions, are not taxable to employees until withdrawn from the plan, so that contributions by us, if any, will be deductible by us when made. The trustee under the plan, at the discretion of each participant, invests the employee contributions to the plan in selected investment options. For the year ended December 31, 1999, we made matching contributions of approximately $515,000 to the plan. The plan permits us to make discretionary profit-sharing contributions each year. We made no profit-sharing contributions to the plan in 1999.

    We also adopted a nonqualified Deferred Compensation Plan effective
June 1997. The Deferred Compensation Plan covers a select group of management or highly compensated employees. Under the program, employee-designated deferrals of up to 100% of salary, commissions and bonus are withheld by us. An amount equal to the withholding is invested at the direction of the employee, in a portfolio of phantom investments selected from the available investments under the program, which are tracked by an administrator. With a portion of the withholding, we purchase life insurance policies on each of the participating executives with us named as beneficiary of the policies. Deferred compensation, including gains and losses on phantom investments, amounted to $1,813,000 at December 31, 1999.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Our amended and restated articles of incorporation limit the personal liability of our directors for monetary damages to the fullest extent permitted by the California General Corporation Law. Under California law, a director's liability to a company or its shareholders may not be limited:

    - for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law;

    - for acts or omissions that a director believes to be contrary to the best interests of the company or its shareholders or that involve the absence of good faith on the part of the director;

    - for any transaction from which a director derived an improper personal benefit;

    - for acts or omissions that show a reckless disregard for the director's duty to the company or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing the director's duties, of a risk of serious injury to the company or its shareholders;

    - for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the company or its shareholders;

    - under Section 310 of the California General Corporation Law concerning contracts or transactions between the company and a director; or

    - under Section 316 of the California General Corporation Law concerning directors' liability for improper dividends, loans and guarantees.

    The limitation of liability does not affect the availability of injunctions and other equitable remedies available to our shareholders for any violation by a director of the director's fiduciary duty to us or our shareholders.

    Our amended and restated articles of incorporation also include an authorization for us to indemnify our "agents," as defined in Section 317 of the California General Corporation Law, through bylaw provisions, by agreement with the agents, vote of our shareholders or disinterested directors, or otherwise, to the fullest extent permitted by law. Under this provision, our amended and restated bylaws provide for indemnification of our directors, officers and employees. In addition, we may, at our discretion, provide indemnification to persons whom we are not obligated to indemnify. The amended and restated bylaws also allow us to enter into indemnification agreements with individual directors, officers, employees and other agents.

    We have entered into indemnification agreements with each of our officers and directors. These agreements contain provisions that may require us, among other things, to indemnify these officers and directors against liabilities that may arise because of their status or service as officers or directors, except for liabilities arising from willful misconduct of a culpable nature, advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and obtain officers' and directors' liability insurance if it is maintained for other officers and directors. These agreements do not require us to indemnify our directors and officers in situations where:

    - the remuneration rendered against our officer or director is determined by final judgment or other final adjudication that such remuneration was in violation of law;

    - a judgment is rendered against the director or officer for an accounting of profits made from the purchase or sale of our securities under the provisions of Section 16(b) of the Securities Exchange Act of 1934, as amended, or similar provisions of any federal, state or local statutory laws;

    - the officer's or director's conduct is adjudged to have been knowingly fraudulent or deliberately dishonest, or constitutes willful misconduct; or

    - a court determines that indemnification under the circumstances is not lawful.

    Before the completion of this offering, we intend to obtain directors' and officers' liability insurance.

    At present, we are not aware of any pending or threatened litigation or proceeding involving a director, officer, employee or agent in which indemnification would be materially required or permitted. We are not aware of any threatened litigation or proceeding that might result in a material claim for indemnification. We believe that our charter provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

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
                              CERTAIN TRANSACTIONS

    Other than the transactions described below, for the last three years, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or will be a party:

    - in which the amount involved exceeded or will exceed $60,000, and

    - in which any director, executive officer, holder of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

    All future transactions between us and any director or executive officer will be subject to approval by a majority of the disinterested members of our Board of Directors.

SALE OF COMMON STOCK

    During February 1999, we sold 129,351 shares of our common stock to Paul F. Beyer for $1.21 per share.

INDEBTEDNESS

    In November 1996, we loaned $150,000 to the Peter Family Revocable Trust. The trustees of the Peter Family Revocable Trust are James B. Peter and Joan C. Peter. The beneficiaries of such trust are James B. Peter and Joan C. Peter. The debt was repaid in March 2000.

    On February 16, 1999, we loaned $700,000 to the Peter Family Revocable Trust pursuant to a promissory note. The promissory note accrued interest at a rate of 9% per annum. The promissory note was paid in full on March 1, 2000.

SPECIALITY FAMILY LIMITED PARTNERSHIP

    We purchased 2% of the limited partnership interest in Specialty Family Limited Partnership on August 26, 1999 from the Estate of Carl J. Peter, III for an aggregate purchase price of $310,700. This brought our ownership interest in the Specialty Family Limited Partnership up to 7.712%. The administrator of the Estate of Carl J. Peter, III is Deborah A. Estes, a member of our Board of Directors and a shareholder. In addition, the Specialty Family Limited Partnership is our largest shareholder.

    As a result of our ownership interest in the Specialty Family Limited Partnership, we were a party to the Specialty Family Limited Partnership Agreement, dated September 1, 1995, as amended. The sole managing general partner of Specialty Family Limited Partnership is our Chairman and Chief Executive Officer, Dr. James B. Peter, as trustee of the Peter Family Revocable Trust. In addition, the general partners are Deborah A. Estes, one of our directors, and Joan C. Peter, as trustee for the Peter Family Revocable Trust. The limited partners consist of children or grandchildren of James B. Peter or trusts of the children or grandchildren of James B. Peter. The term of the partnership is until December 31, 2085. No limited partner may transfer its partnership interest without the prior written consent of both general partners and those limited partners holding more than two-thirds in interest.

    On August 15, 2000, the Specialty Family Limited Partnership redeemed our entire interest in the partnership in exchange for 1,136,749 shares of our common stock. We have cancelled all 1,136,749 shares of our common stock we received from the partnership.

LEASES

    We have leased four properties, a 12,863 square foot facility and three single family dwellings, within the last three years from James B. Peter or Santa Monica Properties of which Dr. James B. Peter is both a direct and indirect owner. We do not currently occupy any of these properties. We have, however, subleased a portion of each of these properties to other parties.

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
    12,863 SQUARE FEET. The 12,863 square foot facility was initially owned by James B. Peter and Joan C. Peter. The lease was later assigned by the Peters to Santa Monica Properties. From 1997 through September 1, 2000, when the lease terminated, we leased the property for $17,000 per month. During our tenancy, we subleased a portion of the property to unrelated parties. Our last sublease was with the Regents of the University of California who leased a portion of the property for $12,400 per month.

    SINGLE FAMILY DWELLINGS. From 1986 through the third quarter of 1998, we rented a single family dwelling from James B. Peter. From 1997 through the third quarter of 1998 when the lease was terminated, we paid $1,700 per month in rent. During our tenancy, we subleased the property to some of our employees. In our last sublease, the rent to be paid to us totaled $1,700 per month.

    We rented another single family dwelling from Santa Monica Properties. We terminated the lease at the end of 1997. In 1997, we paid $1,700 per month in rent. During our tenancy, we subleased the facility to various people. However, in the last several years of our lease, the property remained vacant.

    From 1990 through 1997, we rented a third single family dwelling from Santa Monica Properties. In 1997, we paid an aggregate of $19,800 in rent. During our tenancy, we subleased the facility to some of our employees. In our last sublease, the rent to be paid to us totaled $850 per month.

    We have made leasehold improvements to each of these properties. We made leasehold improvements in the amount of approximately $25,864 in 1999, approximately $116,000 in 1998 and approximately $335,117 in 1997. We do not expect to make further improvements in the future.

SUBSIDIARY AGREEMENT

    We also entered into a Stock Purchase Agreement and Plan of Reorganization with several shareholders of Specialty Laboratories International Ltd., or SLIL, on December 30, 1998. Pursuant to this agreement, the holders of 50% of the outstanding and issued stock of SLIL exchanged shares held by them for an aggregate of 382,800 of our shares. Each of the exchanging shareholders were trusts of children or grandchildren of James B. Peter, including the Deborah A. Estes Third Generation Trust.

    We entered into a license agreement effective June 1, 1995 with Specialty Laboratories Asia Limited, which changed its name to Specialty Laboratories International Ltd., or SLIL. SLIL is wholly-owned by us. Under the license agreement, we licensed to SLIL certain technology, intellectual property, trade secrets and products relating to clinical reference laboratory testing, biotechnology research and diagnostic, prognostic and monitoring testing services. The license is a non-transferable exclusive right and license in perpetuity to use and sublicense the licensed property in connection with the establishment and operation of clinical reference testing laboratories in certain Asian countries. The aggregate license fee to be paid by SLIL is $100,000. Currently, SLIL is no longer an operating entity. However, SLIL has granted a sublicense to Specialty Laboratories Asia Pte. Ltd., a Singapore corporation, or SLA. SLA has ceased operations and is currently insolvent. Therefore, our ability to regain the licensed property is limited until the termination of the sublicense is authorized by Singapore bankruptcy courts.

    We currently have five subsidiaries. Each of our five subsidiaries have ceased operations and are in the process of being dissolved.

ANNUITY

    We purchased and fully funded an annuity for Mel Agopian, a Senior Vice President of Operations who retired on December 31, 1999. This annuity originally totaled approximately $546,000 and provides a payment stream of $10,000 per month over 60 months beginning February 1, 2000.

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
                             PRINCIPAL SHAREHOLDERS

    The following table sets forth information with respect to beneficial ownership of our common stock as of September 30, 2000 and as adjusted to reflect the sale of common stock offered by us in this offering for:

    - each person known by us to beneficially own more than 5% of our common stock;

    - each executive officer named in the Summary Compensation Table;

    - each of our directors; and

    - all of our executive officers and directors as a group.

    Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Unless otherwise indicated, the address for those listed below is c/o Specialty Laboratories, Inc., 2211 Michigan Avenue, Santa Monica, California 90404. Except as indicated by footnote, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The number of shares of common stock outstanding used in calculating the percentage for each listed person includes the shares of common stock underlying options held by such persons that are exercisable within 60 days of September 30, 2000, but excludes shares of common stock underlying options held by any other person. Percentage of beneficial ownership is based on 15,187,507 shares of common stock outstanding as of September 30, 2000 and 20,187,507 shares of common stock outstanding after completion of this offering.

                                                                                 PERCENTAGE OF SHARES
                                                                                  BENEFICIALLY OWNED
                                                             NUMBER OF SHARES    ---------------------
                                                            BENEFICIALLY OWNED   PRIOR TO    AFTER THE
NAME OF BENEFICIAL OWNER                                    PRIOR TO OFFERING    OFFERING    OFFERING
------------------------                                    ------------------   ---------   ---------
James B. Peter (1)........................................      14,263,251           93.9%       70.7%
Specialty Family Limited Partnership (2)..................      13,603,251           89.6%       67.4%
Paul F. Beyer (3).........................................         660,992            4.2%        3.2%
John W. Littleton (4).....................................         290,521            1.9%        1.4%
Bart E. Thielen (5).......................................         231,334            1.5%        1.1%
Thomas E. England (6).....................................         197,494            1.3%          *
Deborah A. Estes (7)......................................         127,600              *           *
Richard R. Belluzzo.......................................          48,125              *           *
Douglas S. Harrington.....................................          48,125              *           *
William J. Nydam (8)......................................          48,125              *           *
Thomas R. Testman.........................................          48,125              *           *
All directors and executive officers as a group (14
  persons) (9)............................................      16,168,925           97.5%       74.9%

------------------------

   * Represents less than 1%.

 (1) Consists of 13,603,251 shares held by Specialty Family Limited Partnership and 660,000 shares held by the Peter Family Revocable Trust. James B. Peter is a trustee and beneficiary of the Peter Family Revocable Trust. As trustee of the Peter Family Revocable Trust, Dr. Peter is also the sole general managing partner of the Specialty Family Limited Partnership.

 (2) Reflects shares owned by Specialty Family Limited Partnership. James B. Peter, as the trustee of the Peter Family Revocable Trust, is the sole managing general partner and Joan C. Peter, as trustee of the Peter Family Revocable Trust, and Deborah A. Estes are the general partners.

 (3) Includes 531,641 shares subject to options exercisable within 60 days of September 30, 2000.

 (4) Includes 265,800 shares subject to options exercisable within 60 days of September 30, 2000.

 (5) Includes 186,061 shares subject to options exercisable within 60 days of September 30, 2000.

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
 (6) Includes 186,061 shares subject to options exercisable within 60 days of September 30, 2000.

 (7) Consists of 63,800 shares held by The Deborah A. Estes Third Generation Trust and 63,800 shares held by The James B. Peter, Jr. Third Generation Trust.

 (8) Includes 32,243 shares subject to options exercisable within 60 days of September 30, 2000.

 (9) Includes 1,398,866 shares subject to options exercisable within 60 days of September 30, 2000.

                          DESCRIPTION OF CAPITAL STOCK

    Our amended and restated articles of incorporation, which will become effective upon the consummation of this offering, authorizes the issuance of up to 100,000,000 shares of common stock, no par value, and up to 10,000,000 shares of preferred stock, no par value, the rights and preferences of which may be established from time to time by our Board of Directors. As of September 30, 2000, 15,187,507 shares of common stock and no shares of preferred stock were outstanding. As of September 30, 2000, we had 20 shareholders.

COMMON STOCK

    Under our articles of incorporation, holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders, including the election of directors. They do not have cumulative voting rights. Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of our common stock are entitled to receive ratably dividends, if any, as may be declared by the Board of Directors out of legally available funds. In case of a liquidation, dissolution or winding-up of Specialty, the holders of common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after payment of all of our liabilities and any preferred stock then outstanding. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of holders of the common stock are subject to the rights of the holders of the shares of any series of preferred stock that we may designate and issue in the future.

PREFERRED STOCK

    Our Board of Directors has the authority, without further action by the shareholders, to issue from time to time shares of preferred stock in one or more series. The Board of Directors may fix the number of shares, designations, preferences, powers and other special rights of the preferred stock. The preferences, powers, rights and restrictions of different series of preferred stock may differ. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of common stock. The issuance may also have the effect of delaying, deferring or preventing a change in control of Specialty. After the closing of this offering, we will not have any preferred stock outstanding and have no plans to issue any preferred stock.

ANTI-TAKEOVER PROVISIONS

    Our articles of incorporation and bylaws contain provisions that could have the effect of discouraging potential acquisition proposals or making a tender offer or delaying or preventing a change in control of Specialty, including changes a shareholder might consider favorable. In particular, our articles of incorporation and bylaws, as applicable, among other things, will:

    - provide that special meetings of shareholders can be called by the chairman of the board of directors, the president, the board of directors or by a majority of the shareholders. In addition, the business permitted to be conducted at any special meeting of shareholders is limited to the business brought before the meeting by the board of directors, the chairman of the board of directors, the president or any such shareholder;

    - provide for an advance notice procedure with regard to the nomination, other than by or at the direction of the board of directors, of candidates for election as directors and with regard to business to be brought before a meeting of shareholders; and

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
    - allow us to issue up to 10,000,000 shares of preferred stock with rights senior to those of the common stock and that otherwise could adversely affect the rights and powers, including voting rights, of the holders of common stock. In certain circumstances, this issuance could have the effect of decreasing the market price of the common stock, as well as having the anti-takeover effects discussed above.

    These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by them, and to discourage certain types of transactions that may involve an actual or threatened change in control of Specialty. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure Specialty outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms. However, these provisions could have the effect of discouraging others from making tender offers for our shares that could result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in our management.

    In addition, since after the offering approximately 71% of our outstanding capital stock is expected to be held by the Specialty Family Limited Partnership and the Peter Family Revocable Trust, both of which are controlled by Dr. James
B. Peter, an unfriendly takeover attempt is unlikely.

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar for the common stock is Registrar and Transfer Company.

LISTING

    We expect the common stock to be approved for listing on the New York Stock Exchange under the symbol "SP."

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
                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to this offering, there has not been a public market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices of our common stock and our ability to raise equity capital in the future.

    Upon completion of this offering, we will have outstanding an aggregate of 20,187,507 shares of our common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options after September 30, 2000. Of these shares, all of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless such shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act. The remaining 15,187,507 shares of common stock held by existing shareholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, which rules are summarized below.

    All of our executive officers and directors and all existing shareholders have entered into lock-up agreements providing that, subject to limited exceptions, they will not sell, directly or indirectly, any common stock without the prior consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated for a period of 180 days from the date of this prospectus.

    Subject to the provisions of Rules 144, 144(k) and 701, all of these restricted securities will be eligible for sale in the public market beginning 180 days after the date of this prospectus upon expiration of the lock-up agreements described above.

    In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

    - 1% of the number of shares of common stock then outstanding, which will
      equal approximately   shares immediately after this offering; or

    - the average weekly trading volume of the common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

    Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

    Under Rule 144(k), a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering.

    In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock plan or other written agreement is eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

STOCK OPTIONS

    Immediately after this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering 4,350,280 shares of common stock reserved for issuance under our 2000 Stock Incentive Plan and 2000 employee stock purchase plan. As of September 30, 2000, options to purchase 1,871,971 shares of common stock were issued and outstanding.

    Upon the expiration of the lock-up agreements described above, at least 1,679,258 shares of common stock will be subject to vested options, based on options outstanding as of September 30, 2000. Such registration statement is expected to be filed and effective as soon as practicable after the effective date of this offering. Accordingly, shares registered under such registration statement will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately after the 180-day lock-up agreements expire.

     UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS


    The following is a general discussion of the material United States federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. As used in this discussion, the term "non-U.S. holder" means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:


    - an individual who is a citizen or resident of the United States;

    - a corporation or partnership created or organized in or under the laws of the United States or any political subdivision of the United States, other than a partnership treated as foreign under U.S. Treasury regulations;

    - an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

    - a trust, in general, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust.

    An individual may be treated as a resident of the United States in any calendar year of U.S. federal income tax purposes, instead of a nonresident, by, among other ways, being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during current calendar year and the two immediately preceding calendar years. For purposes of this calculation, you would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income purposes as if they were U.S. citizens.


    This discussion does not consider any state, local or non-U.S. tax consequences. In addition, this discussion does not consider all aspects of U.S. federal income and estate taxation that may be or become relevant in light of your particular circumstances, such as by a partnership or other pass-through entity:


    - U.S. state and local or non-U.S. tax consequences;

    - specific facts and circumstances that may be relevant to a particular non-U.S. holder's tax position, including, if the non-U.S. holder is a partnership that the U.S. tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner level;

    - the tax consequences for the shareholders, partners or beneficiaries of a non-U.S. holder;

    - special tax result that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, broker-dealers, and traders in securities; or

    - special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a "straddle" "hedge," "conversion transaction," "synthetic security" or other integrated investment.

    The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, applicable U.S. Treasury regulations and administrative and judicial interpretations, all as in effect on the date of this prospectus, and all of which are subject to change, retroactively or prospectively. The following summary assumes that a non-U.S. holder holds our common stock as a capital asset. EACH NON-U.S. HOLDER SHOULD CONSULT A TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES OF ACQUIRING, HOLDING, AND DISPOSING OF SHARES OF OUR COMMON STOCK.

DIVIDENDS


    We do not anticipate paying cash dividends on our common stock in the foreseeable future. See "Dividend Policy." In the event that we pay dividends on our common stock, we will have to withhold a U.S. federal withholding tax at a rate of 30%, or a lower rate if provided by an applicable income tax treaty, from the gross amount of the dividends paid to a non-U.S. holder.



    In addition, a "branch profits tax" may be imposed at a 30% rate, or a lower rate specified in an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States.



    Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the United States or, if provided in an applicable income tax treaty, dividends that are attributable to a permanent establishment in the United States, are not subject to the U.S. withholding tax, but are instead taxed in the manner applicable to U.S. persons. In that case, we will not have to withhold U.S. federal withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements.



    Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under any income tax treaty and the manner of claiming the benefits of the treaty. A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the U.S. Internal Revenue Service.


GAIN ON DISPOSAL OF COMMON STOCK

    A non-U.S. holder generally will not be taxed on gain recognized on a disposition of our common stock unless:


    - you are an individual who holds our common stock as a capital asset, you are present in the United States during more than 182 days in the taxable year of the disposition and you meet certain other conditions (though any such person will generally be treated as a resident of the U.S.);


    - the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States or, in some instances if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States;


    - we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five year period ending on the date of disposition or the period that the non-U.S. holder held our common stock. We have determined that we are not, and we believe we will not become, a U.S. real property holding company.


    Gains of individual non-U.S. holders subject to U.S. tax only because the holder was present in the U.S. for more than 182 days during the year of disposition (net of losses from sales or exchanges of capital assets incurred during the year) are taxed at a flat rate of 30%. Other taxable gains are taxed in the same manner in which U.S. federal income tax is imposed on citizens or residents of the U.S. In addition, if any gain is taxable because we are or were a United States real property holding corporation, the buyer of our shares will be required to withhold a tax equal to 10% of the amount realized on the sale.

FEDERAL ESTATE TAX

    Common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

    We must report annually to the U.S. Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to that holder and the tax withheld from those dividends. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the county in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement.


    Under some circumstances, U.S. Treasury regulations require additional information reporting and backup withholding at a rate of 31% on some payments on common stock. Under currently applicable law, non-U.S. holders generally will be exempt from these additional information reporting requirements and form backup withholding on dividends paid prior to 2001 if we either were required to withhold a U.S. federal withholding tax from those dividends or we paid those dividends to an address outside the United States. After 2000, however, the gross amount of dividends paid to a non-U.S. holder that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury regulations generally will be subject to backup withholding at a rate of 31%.



    The payment of the proceeds of the disposition of common stock by a non-U.S. holder to or through the U.S. office of a broker or a non-U.S. office of a U.S. broker generally will be reported to the U.S. Internal Revenue Service and be subject to backup withholding at a rate of 31% unless the non-U.S. holder either certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds of the disposition of common stock by a non-U.S. holder to or through a non-U.S. office of a non-U.S. broker will not be subject to backup withholding or reported to the U.S. Internal Revenue Service unless the non-U.S. broker has certain enumerated connections with the United States. In general, the payment of proceeds form the disposition of common stock by or through a non-U.S. office of a broker that is a U.S. person or has certain enumerated connections with the United States will be reported to the U.S. Internal Revenue Service and, after 2000, may be subject to backup withholding at a rate of 31%, unless the broker receives a statement from the non-U.S. holder, signed under penalty of perjury, certifying its non-U.S. status or the broker has documentary evidence in its files that the holder is a non-U.S. holder and the broker has no actual knowledge to the contrary.


    Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them, including changes to these rules that will become effective after 2000.

    Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be refunded, or credited against the holder's U.S. federal income tax liability, if any, provided that the required information is furnished to the U.S. Internal Revenue Service.

                                  UNDERWRITING

    We intend to offer the shares of our common stock through the underwriters named below, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Warburg LLC and U.S. Bancorp Piper Jaffray Inc. are acting as representatives. Subject to the terms and conditions set forth in a purchase agreement among us, we have agreed to sell to the underwriters, and each of the underwriters severally and not jointly has agreed to purchase the number of shares listed opposite its name below.

                                                               NUMBER
UNDERWRITERS                                                  OF SHARES
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated......................................
UBS Warburg LLC.............................................
U.S. Bancorp Piper Jaffray Inc..............................
                                                              ---------
          Total.............................................  5,000,000
                                                              =========

    The underwriters have agreed to purchase all of the shares being sold pursuant to the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

    We have agreed to indemnify the underwriters against some liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

    The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

    The representatives have advised us that the underwriters propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus and to dealers at such price less a concession not in excess of $ per share. The underwriters may allow, and such dealers may reallow, a discount not in excess of $ per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

    The following table shows the public offering price, underwriting discount and proceeds before expenses to us. This information is presented assuming either no exercise or full exercise by the underwriters of their over-allotment option.

                                                    PER SHARE   WITHOUT OPTION   WITH OPTION
                                                    ---------   --------------   -----------
Public offering price.............................     $             $               $
Underwriting discount.............................     $             $               $
Proceeds, before expenses, to Specialty...........     $             $               $

    The expenses of the offering, exclusive of the underwriting discount, are
estimated at $      and are payable by us.

OVER-ALLOTMENT OPTION

    We have granted an option to the underwriters to purchase up to 750,000 additional shares at the initial public offering price, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise this option, each underwriter will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to such underwriter's initial amount reflected in the above table.

RESERVED SHARES

    At our request, the underwriters have reserved for sale, at the initial public offering price, up to 450,000 shares offered by this prospectus for sale to some of our directors, officers, employees, business associates and related persons. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

NO SALES OF SIMILAR SECURITIES

    We and our executive officers and directors and all existing shareholders have agreed, with exceptions, not to sell or transfer any common stock for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed not to directly or indirectly:

    - offer, pledge, sell or contract to sell any of our common stock;

    - sell any option or contract to purchase any of our common stock;

    - purchase any option or contract to sell any of our common stock;

    - grant any option, right or warrant for the sale of any of our common stock;

    - lend or otherwise dispose of or transfer any of our common stock;

    - request or demand that we file a registration statement related to our common stock; or

    - enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any of our common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

    This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to our common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

NEW YORK STOCK EXCHANGE LISTING

    We expect the shares to be approved for listing on the New York Stock Exchange, subject to notice of issuance, under the symbol "SP." In order to meet the requirements for listing on that exchange, the U.S. underwriters and the international managers have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

    Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives of the underwriters. In addition to prevailing market conditions, the factors considered in determining the initial public offering price are:

    - the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

    - our financial information;

    - the history of, and the prospects for, us and the industry in which we compete;

    - an assessment of our management, its past and present operations and the prospects for, and timing of, our future revenues;

    - the present state of our development;

    - the percentage interest of us being sold as compared to our valuation; and

    - the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

    An active trading market for our shares of common stock may not develop. It is also possible that after the offering shares of our common stock will not trade in the public market at or above the initial public offering price.

    The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

PRICE STABILIZATION, SHORT POSITIONS AND PENALTY BIDS

    Until the distribution of the shares is completed, SEC rules may limit the underwriters from bidding for or purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases that peg, fix or maintain that price.

    The underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater that the underwriters' option to purchase additional shares from the issuer in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common shares made by the underwriters in the open market prior to the completion of the offering.

    The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

    Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common shares. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

    Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the representatives make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

ELECTRONIC PROSPECTUS

    Merrill Lynch will be facilitating Internet distribution for the offering to some of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the website maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch website relating to the offering is not a part of this prospectus.

                                 LEGAL MATTERS

    The validity of the common stock offered hereby will be passed upon for Specialty by Brobeck, Phleger & Harrison LLP, Los Angeles, California. Certain legal matters will be passed upon for the underwriters by Debevoise & Plimpton, New York, New York.

                                    EXPERTS

    The consolidated financial statements of Specialty at December 31, 1998 and December 31, 1999, and for each of the three years in the period ended
December 31, 1999 appearing in this prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the Securities and Exchange Commission a registration statement on Form S-1 (including exhibits and schedules thereto) under the Securities Act with respect to the common stock to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information with respect to Specialty and the common stock, reference is made to the registration statement and the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and in each case reference is made to the copy of such contract, agreement or other document filed as an exhibit to the registration statement for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference.

    You may read and copy all or any portion of the registration statement or any reports, statements or other information in our files in the Commission's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C., 20549 and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents upon payment of a duplicating fee, by writing to the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our Commission filings, including the registration statement, will also be available to you on the Commission's Internet site (http://www.sec.gov).

    We intend to furnish to our shareholders annual reports containing financial statements audited by our independent auditors and to make available to our shareholders quarterly reports containing unaudited financial data for the first three quarters of each fiscal year.

                            ------------------------

    You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, operating results and prospects may have changed since that date.

                          SPECIALTY LABORATORIES, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                    CONTENTS

Audited Financial Statements:

  Report of Ernst & Young LLP, Independent Auditors.........  F-2

  Consolidated Balance Sheets at December 31, 1998 and
    1999....................................................  F-3

  Consolidated Statements of Operations for the Years Ended
    December 31, 1997, 1998 and 1999........................  F-4

  Consolidated Statements of Shareholders' Equity for the
    Years Ended December 31, 1997, 1998 and 1999............  F-5

  Consolidated Statements of Cash Flows for the Years Ended
    December 31, 1997, 1998 and 1999........................  F-6

  Notes to Consolidated Financial Statements................  F-7

Unaudited Condensed Financial Statements:

  Consolidated Balance Sheet at September 30, 2000..........  F-22

  Consolidated Statements of Operations for the Nine Months
    Ended September 30, 1999 and 2000.......................  F-23

  Consolidated Statement of Shareholders' Equity for the
    Nine Months Ended September 30, 2000....................  F-24

  Consolidated Statements of Cash Flows for the Nine Months
    Ended September 30, 1999 and 2000.......................  F-25

  Notes to Interim Consolidated Financial Statements........  F-26

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors
Specialty Laboratories, Inc.

    We have audited the accompanying consolidated balance sheets of Specialty Laboratories, Inc. as of December 31, 1998 and 1999, and the related consolidated statements of operations, shareholders' equity and cash flows for the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Specialty Laboratories, Inc. as of December 31, 1998 and 1999, and the consolidated results of its operations and its cash flows for the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

                                          /s/ ERNST & YOUNG LLP

Woodland Hills, California
April 21, 2000, except for the
  October 30, 2000 stock split described
  in Note 1 as to which the date is
  October 30, 2000

                          SPECIALTY LABORATORIES, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 1998          1999
                                                              -----------   -----------
ASSETS
Current assets:
  Cash......................................................  $   869,141   $   717,297
  Accounts receivable, less allowance for doubtful accounts
    of $1,806,559 in 1998 and $4,016,938 in 1999............   22,139,739    26,774,755
  Deferred income taxes.....................................    1,891,354     2,680,354
  Inventory.................................................    1,348,615     1,798,929
  Prepaid expenses and other assets.........................    1,260,565     1,276,014
                                                              -----------   -----------
Total current assets........................................   27,509,414    33,247,349

Property and equipment, net.................................   23,481,682    20,271,587
Net assets of discontinued foreign operations...............    1,898,394            --
Deferred income taxes.......................................    2,021,601     3,735,601
Other assets................................................    1,087,256     2,604,648
                                                              -----------   -----------
                                                              $55,998,347   $59,859,185
                                                              ===========   ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $ 9,814,033   $10,118,571
  Accrued liabilities.......................................    9,366,202     9,065,874
  Income taxes payable......................................    1,206,112     1,298,629
  Current portion of long-term debt.........................    5,088,446     9,148,222
                                                              -----------   -----------
Total current liabilities...................................   25,474,793    29,631,296

Long-term debt, net of current portion......................   12,614,417     9,233,977

Other long-term liabilities.................................      956,035     2,712,576

Commitments and contingencies

Shareholders' equity:
  Common stock, no par value:
    Authorized shares--100,000,000
    Issued and outstanding shares--15,839,560 in 1998 and
      16,066,681
      in 1999...............................................      607,291     4,055,050
  Retained earnings.........................................   16,882,890    15,430,365
  Deferred stock-based compensation.........................           --      (354,079)
  Loan to shareholder.......................................     (150,000)     (850,000)
  Accumulated other comprehensive loss......................     (387,079)           --
                                                              -----------   -----------
Total shareholders' equity..................................   16,953,102    18,281,336
                                                              -----------   -----------
                                                              $55,998,347   $59,859,185
                                                              ===========   ===========

                            SEE ACCOMPANYING NOTES.

                          SPECIALTY LABORATORIES, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                              YEAR ENDED DECEMBER 31,
                                                     ------------------------------------------
                                                         1997           1998           1999
                                                     ------------   ------------   ------------
Net revenue........................................  $106,357,480   $113,842,487   $130,142,532

Costs and expenses:
  Cost of services.................................    60,157,431     65,097,739     74,783,817
  Selling, general and administrative (exclusive of
    stock-based compensation charges)..............    39,812,658     42,083,817     46,903,375
  Stock-based compensation charges.................            --             --      2,818,039
  Write-down of unused facility....................            --             --      2,208,981
                                                     ------------   ------------   ------------
Total costs and expenses...........................    99,970,089    107,181,556    126,714,212
                                                     ------------   ------------   ------------
Operating income...................................     6,387,391      6,660,931      3,428,320

Interest income....................................            --             --        (52,762)
Interest expense...................................       883,824      1,158,636      1,691,935
                                                     ------------   ------------   ------------
Income from continuing operations before
  income taxes.....................................     5,503,567      5,502,295      1,789,147

Provision for income taxes.........................     2,506,000      2,273,000        930,000
                                                     ------------   ------------   ------------
Income from continuing operations..................     2,997,567      3,229,295        859,147
Loss from discontinued operations, net of income
  tax benefits.....................................      (935,699)    (3,060,401)    (2,000,972)
                                                     ------------   ------------   ------------
Net income (loss)..................................  $  2,061,868   $    168,894   $ (1,141,825)
                                                     ============   ============   ============
Income (loss) per share--basic:
  Continuing operations............................  $        .19   $        .21   $        .05
  Discontinued operations..........................          (.06)          (.20)          (.12)
                                                     ------------   ------------   ------------
Net income (loss)..................................  $        .13   $        .01   $       (.07)
                                                     ============   ============   ============
Income (loss) per share--diluted:
  Continuing operations............................  $        .19   $        .21   $        .05
  Discontinued operations..........................          (.06)          (.20)          (.12)
                                                     ------------   ------------   ------------
Net income (loss)..................................  $        .13   $        .01   $       (.07)
                                                     ============   ============   ============

                            SEE ACCOMPANYING NOTES.

                          SPECIALTY LABORATORIES, INC.
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                                       ACCUMULATED
                                      COMMON STOCK                         DEFERRED                       OTHER
                                 -----------------------    RETAINED     STOCK-BASED      LOAN TO     COMPREHENSIVE
                                   SHARES       AMOUNT      EARNINGS     COMPENSATION   SHAREHOLDER   INCOME (LOSS)      TOTAL
                                 ----------   ----------   -----------   ------------   -----------   -------------   -----------
Balance, January 1, 1997.......  15,456,760   $  605,551   $14,794,298   $        --     $(150,000)     $      --     $15,249,849
Comprehensive income (loss):
  Foreign currency translation
    adjustment.................          --           --            --            --            --       (176,770)       (176,770)
  Net income...................          --           --     2,061,868            --            --             --       2,061,868
                                                                                                                      -----------
Total comprehensive income.....                                                                                         1,885,098
                                 ----------   ----------   -----------   -----------     ---------      ---------     -----------
Balance, January 1, 1998.......  15,456,760      605,551    16,856,166            --      (150,000)      (176,770)     17,134,947
  Shares issued for acquisition
    of interest in affiliate...     382,800        1,740      (142,170)           --            --             --        (140,430)
Comprehensive income (loss):
  Foreign currency translation
    adjustment.................          --           --            --            --            --       (210,309)       (210,309)
  Net income...................          --           --       168,894            --            --             --         168,894
                                                                                                                      -----------
Total comprehensive loss.......                                                                                           (41,415)
                                 ----------   ----------   -----------   -----------     ---------      ---------     -----------
Balance, December 31, 1998.....  15,839,560      607,291    16,882,890            --      (150,000)      (387,079)     16,953,102
  Proceeds from sale of shares
    to employees, plus related
    compensation charge of
    $341,814...................     227,121      617,455            --            --            --             --         617,455
  Compensation charge related
    to stock options vested at
    date of grant..............          --    1,750,776            --            --            --             --       1,750,776
  Deferred compensation related
    to stock option grants.....          --    1,079,528            --    (1,079,528)           --             --              --
  Amortization of deferred
    compensation...............          --           --            --       725,449            --             --         725,449
  Purchase of 2% interest in
    Specialty Family Limited
    Partnership................          --           --      (310,700)           --            --             --        (310,700)
  Loan to shareholder..........          --           --            --            --      (700,000)            --        (700,000)
Comprehensive income (loss):
  Foreign currency translation
    adjustment.................          --           --            --            --            --        387,079         387,079
  Net loss.....................          --           --    (1,141,825)           --            --             --      (1,141,825)
                                                                                                                      -----------
Total comprehensive loss.......                                                                                          (754,746)
                                 ----------   ----------   -----------   -----------     ---------      ---------     -----------
Balance, December 31, 1999.....  16,066,681   $4,055,050   $15,430,365   $  (354,079)    $(850,000)     $      --     $18,281,336
                                 ==========   ==========   ===========   ===========     =========      =========     ===========

                            SEE ACCOMPANYING NOTES.

                          SPECIALTY LABORATORIES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                YEAR ENDED DECEMBER 31,
                                                        ----------------------------------------
                                                            1997          1998          1999
                                                        ------------   -----------   -----------
OPERATING ACTIVITIES
Income from continuing operations.....................  $  2,997,567   $ 3,229,295   $   859,147
Adjustments to reconcile income from continuing
  operations to net cash provided by continuing
  operating activities:
  Depreciation........................................     3,554,545     4,183,355     5,408,763
  Deferred income taxes...............................      (800,000)   (1,898,000)   (2,503,000)
  Stock-based compensation charges....................            --            --     2,818,039
  Write-down of unused facility.......................            --            --     2,208,981
  Loss on disposals of property and equipment.........            --         1,197        29,396
  Changes in assets and liabilities:
    Accounts receivable, net..........................    (3,711,764)   (2,615,367)   (4,635,016)
    Inventory, prepaid expenses and other assets......      (943,923)     (557,241)   (1,983,156)
    Accounts payable..................................     1,730,928       224,417       437,757
    Accrued liabilities...............................     2,243,554     4,203,083      (934,549)
    Income taxes payable..............................       392,990       155,797        92,517
    Other long-term liabilities.......................       530,034       426,001     1,516,541
                                                        ------------   -----------   -----------
Net cash provided by continuing operating
  activities..........................................     5,993,931     7,352,537     3,315,420

INVESTING ACTIVITIES
Purchases of property and equipment...................   (15,128,120)   (5,173,965)   (3,711,842)
Proceeds from sales of property and equipment.........            --        15,700        15,800
                                                        ------------   -----------   -----------
Net cash used in investing activities.................   (15,128,120)   (5,158,265)   (3,696,042)

FINANCING ACTIVITIES
Net change in revolving bank line of credit...........     6,746,804      (821,240)    2,314,919
Borrowings under bank term loans......................     5,000,000     4,813,508            --
Repayment of bank term loans..........................      (700,000)   (1,050,000)   (1,635,583)
Loan to shareholder...................................            --            --      (700,000)
Purchase of interest in Specialty Family Limited
  Partnership.........................................            --            --      (310,700)
Sale of common stock to employees.....................            --            --       275,642
                                                        ------------   -----------   -----------
Net cash provided by (used in) financing activities...    11,046,804     2,942,268       (55,722)

DISCONTINUED OPERATING ACTIVITIES
Net investment in (return from) foreign affiliates....    (1,443,551)   (4,736,463)      284,500
                                                        ------------   -----------   -----------
Net cash provided by (used in) discontinued operating
  activities..........................................    (1,443,551)   (4,736,463)      284,500
                                                        ------------   -----------   -----------
Net increase (decrease) in cash.......................       469,064       400,077      (151,844)
Cash at beginning of year.............................            --       469,064       869,141
                                                        ------------   -----------   -----------
Cash at end of year...................................  $    469,064   $   869,141   $   717,297
                                                        ============   ===========   ===========
Supplemental disclosures of cash flow information:
  Cash paid for:
    Interest..........................................  $    883,000   $ 1,435,000   $ 1,448,000
                                                        ============   ===========   ===========
    Income taxes......................................  $  3,160,000   $ 2,524,000   $ 2,044,000
                                                        ============   ===========   ===========

                            SEE ACCOMPANYING NOTES.

                          SPECIALTY LABORATORIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1999

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

    Specialty Laboratories, Inc. (the Company) provides esoteric reference laboratory testing services to hospitals, independent laboratories, and physicians throughout the United States. The Company's continuing operations are in one reportable segment, the domestic clinical laboratory industry.

DISCONTINUED OPERATIONS

    In August 1999, management of the Company began implementing a plan for the discontinuance of all of the Company's foreign operations which were located in Southeastern Asia, India and Egypt. This plan contemplated the sale or abandonment of each foreign location in which the Company had operations or interests. See Note 3 of Notes to Consolidated Financial Statements for additional information on discontinued operations.

COMMON STOCK SPLITS

    On February 5, 1999, the Company's Board of Directors authorized a 100-for-1 split in the form of a stock dividend of the shares of its common stock and authorized the amendment of the Company's Articles of Incorporation to increase the authorized number of shares of common stock to 10,000,000 in connection with this stock split.

    On October 30, 2000, the Company's Board of Directors further amended the Company's Articles of Incorporation to effect a 2.2-for-1 stock split and to increase the authorized number of shares of common stock to 100,000,000. All per share and common share amounts presented in these consolidated financial statements have been adjusted to reflect this stock split.

PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION

    The consolidated financial statements include the accounts of Specialty Laboratories, Inc. and its subsidiary, Specialty Laboratories
International, Ltd. (SLIL) (100% owned). All intercompany transactions have been eliminated in consolidation.

    In 1998, the Company obtained 100% ownership of SLIL by exchanging
382,800 shares of the Company's common stock for the remaining 50% stock of SLIL. The former 50% owner of SLIL is an affiliate of the majority owners of the Company. Prior to the transaction, SLIL's financial statements were consolidated with the Company's because of the commonality of the majority ownership of the Company and of the 50% of SLIL not owned by the Company.

FOREIGN CURRENCY TRANSLATION

    Balance sheet accounts of the discontinued foreign operations are translated at the current exchange rate as of the end of the year. Income statement accounts are translated at average currency exchange rates. The Company's portion of the resulting translation adjustment is recorded as a component of accumulated other comprehensive income (loss) in shareholders' equity.

                          SPECIALTY LABORATORIES, INC.

                               DECEMBER 31, 1999

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
INVENTORY

    Inventory consists primarily of laboratory supplies and is stated at the lower of the average cost or market.

ACCOUNTS RECEIVABLE AND NET REVENUE

    Accounts receivable and net revenue are recorded net of contractual allowances. The allowance for doubtful accounts represents an estimate of future credit losses.

PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the respective assets as follows:

Information technology equipment and   3 - 5 years
  systems............................
Professional equipment...............  5 - 10 years
Office furniture and equipment.......  5 - 10 years
                                       The lesser of life of asset or lease
Leasehold improvements...............  term

    The Company capitalizes purchased software, which is ready for service, and software development costs incurred on significant projects in accordance with the provisions of AICPA Statement of Position 98-1, "Accounting for Software Costs." Qualifying internal and external costs, consisting primarily of system acquisition and third-party system development costs, incurred during the application development stage are capitalized and are amortized as described above.

REVENUE RECOGNITION

    The Company recognizes revenue as services are rendered upon completion of the testing process for a specific customer order for which the Company has no future performance obligations to the customer, the customer is obligated to pay and the fees are non-refundable. The Company's revenue recognition policies are in compliance with the Securities and Exchange Commission Staff Accounting Bulletin No. 101.

    Services are provided to certain patients covered by various third party payor programs including Medicare and Medicaid. Billings for services under third party payor programs are included in net revenue net of allowances for differences between the amounts billed and estimated receipts under such programs. Adjustments to the estimated payment amounts based on final settlement with the third party payor programs are recorded upon settlement. In 1997, 1998 and 1999, 4.2%, 4.8% and 5.5%, respectively, of net revenue was from Medicare or Medicaid programs.

RESEARCH AND DEVELOPMENT EXPENDITURES

    Research and development expenditures are expensed as incurred. The amounts charged to research and development expense were $2,222,000, $2,392,000 and $2,332,000 in 1997, 1998 and 1999, respectively.

                          SPECIALTY LABORATORIES, INC.

                               DECEMBER 31, 1999

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
CONCENTRATIONS OF CREDIT RISK

    The Company's concentration of credit risk with respect to accounts receivable is limited due to the large number of payors comprising its patient base which are spread across the United States. In addition, the Company maintains allowances for potential credit losses and such losses have been within management's expectations. The Company routinely assesses the financial strength of its customers and generally does not require collateral.

    One customer accounted for 16.5% of net revenue in 1997. No customer accounted for over 10% of net revenue in 1998 or 1999. The Company's largest customer accounted for 7.4% of net revenues for the year ended December 31, 1999 and comprised 2.5% of net accounts receivable at December 31, 1999.

ESTIMATES AND ASSUMPTIONS

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses for the year then ended. The Company routinely estimates amounts to be recovered from third party payors. Actual results could differ from those estimates.

STOCK-BASED COMPENSATION

    As permitted by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), the Company accounts for stock options granted to its employees and outside directors using the intrinsic value method. The Company's stock option grants in 1999 were granted with exercise prices below the fair value of the Company's common stock as estimated by the Company's management for financial reporting purposes. For stock option grants which were vested at date of grant, the difference between the exercise prices and such estimated fair values was expensed to stock-based compensation charges as of the date of grant. For stock options not vested at date of grant, the Company has recorded deferred stock-based compensation for the difference between exercise prices and estimated fair values which is being amortized to expense on an accelerated basis using the graded vesting method over the stock options' vesting periods in accordance with Financial Accounting Standards Board (FASB) Interpretation No. 28.

    For sales of the Company's common stock to employees at a price below such estimated fair value, the difference between the sales price and such estimated fair value was expensed to stock-based compensation charges as of the date of the sales.

    All outstanding stock options granted by the Company prior to 1999 were canceled in 1999 and were concurrently replaced with newly granted stock options. The exercise price for certain of the newly granted options was lower than the exercise price of the canceled options. These "repriced" options will be accounted for as "variable" options effective July 1, 2000 until exercised in accordance with FASB Interpretation No. 44.

                          SPECIALTY LABORATORIES, INC.

                               DECEMBER 31, 1999

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
INCOME TAXES

    The Company utilizes the liability method of accounting for income taxes as set forth in Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under this method, deferred income taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using current tax rates and regulations.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    The Company's financial instruments consist mainly of cash, accounts receivable, accounts payable and its bank credit facility.

    The fair value of substantially all financial instruments of the Company approximates their carrying values in the aggregate due to the short-term nature of these instruments. The interest rates on borrowings under the Company's bank credit facilities are adjusted periodically to market rates.

    The Company has not used any derivatives or other foreign currency hedging instruments and, accordingly, believes that Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," will have no effect on the Company's financial statements.

EARNINGS PER SHARE

    Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding. Dilutive earnings per share is computed by dividing net income by the weighted average number of common shares outstanding plus potentially dilutive shares for the portion of the year they were outstanding. Potentially dilutive common shares result solely from outstanding stock options.

    Basic and diluted earnings per share information was calculated based on the following weighted average shares:

                                                 YEAR ENDED DECEMBER 31,
                                           ------------------------------------
                                              1997         1998         1999
                                           ----------   ----------   ----------
Basic--weighted average shares...........  15,456,760   15,458,856   16,044,529
Dilutive effect of outstanding stock
  options................................      21,023       46,299      959,796
                                           ----------   ----------   ----------
Diluted--weighted average shares.........  15,477,783   15,505,155   17,004,325
                                           ==========   ==========   ==========

    In accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share," the diluted weighted average number of shares for 1999 was used for computing income from continuing operations, loss from discontinued operations and net loss per share even though the effect of including dilutive stock options was anti-dilutive to the loss per share amounts.

                          SPECIALTY LABORATORIES, INC.

                               DECEMBER 31, 1999

2. PROPERTY AND EQUIPMENT

    Property and equipment consists of the following:

                                                          DECEMBER 31,
                                                   ---------------------------
                                                       1998           1999
                                                   ------------   ------------
Information technology equipment and systems.....  $ 17,196,309   $ 19,784,519
Professional equipment...........................     7,588,245      7,798,733
Office furniture and equipment...................     3,836,347      3,923,495
Leasehold improvements...........................     7,966,605      8,114,524
Memphis facility leasehold improvements..........     1,334,761             --
Construction in progress.........................       133,934        217,113
                                                   ------------   ------------
                                                     38,056,201     39,838,384
Less accumulated depreciation and amortization...   (14,574,519)   (19,566,797)
                                                   ------------   ------------
                                                   $ 23,481,682   $ 20,271,587
                                                   ============   ============

3. DISCONTINUED FOREIGN OPERATIONS

    In fiscal year 1995, the Company started operating internationally by providing routine laboratory services and kit manufacturing as an avenue to create revenue growth. In August 1999, the Company implemented a plan to discontinue all of its foreign operations, due to continued losses incurred with these foreign operations.

    SLIL owns 60% of Specialty Laboratories Asia Private, Ltd. (SLA) which, in turn, owns 50% of Specialty Ranbaxy, Ltd. (SRL) and 50% of Specialty Medical Laboratories Sdn. Bhd. (SML). Prior to the discontinuance of its foreign operations, the Company accounted for SLA's investments in SRL and SML on the equity method. During the year ended December 31, 1998, the Company wrote down the carrying value of its investments in, and advances to, SRL and SML to zero. Subsequently in the year ended December 31, 1999, management began implementing a plan to close down the operations of SLA and to dispose of its interests in SRL and SML. As of December 31, 1999, SLA was insolvent. Since the Company has no further obligations nor any plans to fund any additional losses of SLA, SRL or SML, the Company has not recorded any additional losses beyond those previously recorded. On July 14, 2000, provisional liquidators of SLA were appointed by an Order of Court in Singapore (unaudited). See Note 12 of Notes to Consolidated Financial Statements for a description of litigation involving SLA.

    In August 1999, the Company began to shut down its Egyptian operations. The net assets of the Egyptian operations were written down to zero, as no net proceeds were anticipated to be received from their disposal. The Company had ceased all operations in Egypt prior to December 31, 1999.

    The foreign operations each served customers in their local markets by providing routine medical laboratory and health screening services to physicians and corporations, and differed from the Company's continuing operations, which provides esoteric testing primarily to hospitals and routine laboratories. The operations in Singapore and Malaysia also manufactured routine testing kits for sale to third parties in Asia. Because these business activities differ significantly and were managed separately from the Company's esoteric medical laboratory services, the foreign operations collectively

                          SPECIALTY LABORATORIES, INC.

                               DECEMBER 31, 1999

3. DISCONTINUED FOREIGN OPERATIONS (CONTINUED) would qualify as a separate business segment of the Company. These foreign operations have been classified in the accompanying consolidated financial statements as a discontinued operation and their assets and liabilities have been aggregated as net assets of discontinued operations in the accompanying balance sheets.

    Condensed results of operations for the Company's discontinued foreign operations are as follows:

                                                 YEAR ENDED DECEMBER 31,
                                         ---------------------------------------
                                            1997          1998          1999
                                         -----------   -----------   -----------
Net revenue............................  $ 1,404,463   $ 1,051,426   $   643,282
Operating costs and expenses...........    1,946,373     3,718,479     2,158,099
                                         -----------   -----------   -----------
                                            (541,910)   (2,667,053)   (1,514,817)
Equity in losses of investees..........   (2,495,250)   (1,666,621)           --
Write-off of uncollectible advances to
  investees............................           --      (616,483)           --
Disposal of property and equipment.....           --            --    (1,984,429)
Minority interests.....................    2,101,461     1,056,756       174,274
                                         -----------   -----------   -----------
Loss before income tax benefits........     (935,699)   (3,893,401)   (3,324,972)
Income tax benefits....................           --       833,000     1,324,000
                                         -----------   -----------   -----------
Loss from discontinued operations......  $  (935,699)  $(3,060,401)  $(2,000,972)
                                         ===========   ===========   ===========

4. WRITE-DOWN OF UNUSED FACILITY

    In 1997, the Company leased a building in Memphis, Tennessee for a potential geographical expansion of its operations. Subsequently in June 1999, the Company's management decided not to move into the Memphis facility and to make it available for sublease to a third party. As a result, the costs of leasehold improvements related to the facility of $1,334,761 and the Company's estimate of its additional net lease costs for the facility, which amounted to $874,220, were recognized as a loss in 1999. The accrual of estimated future lease costs was computed by calculating the present value of the remaining lease payments, offset by the present value of estimated future sublease income assuming a sub-lease start date of November 2002, using a discount rate of 7%. During the remainder of 1999, $133,396 was charged against the liability, which had a balance of $740,824 at December 31, 1999. The Company's accrual of estimated lease costs is subject to change based on future events. Any future adjustments to the accrual will be classified as a write-down of unused facility costs in the Company's consolidated statement of operations. The facility had not been subleased as of December 31, 1999.

                          SPECIALTY LABORATORIES, INC.

                               DECEMBER 31, 1999

5. ACCRUED AND OTHER LONG-TERM LIABILITIES

    Accrued liabilities consist of the following:

                                                           DECEMBER 31,
                                                     -------------------------
                                                        1998          1999
                                                     -----------   -----------
Employee compensation related......................  $ 5,229,942   $ 5,901,538
Royalties..........................................    4,136,260     3,164,336
                                                     -----------   -----------
                                                     $ 9,366,202   $ 9,065,874
                                                     ===========   ===========

    The Company has various royalty agreements for technology licensed from third parties which require that royalty fees be paid based upon a percentage of net revenue derived from assays using the licensed technology. Royalty payments are generally made on a semi-annual basis.

    Other long-term liabilities consist of the following:

                                                            DECEMBER 31,
                                                        ---------------------
                                                          1998        1999
                                                        --------   ----------
Deferred compensation.................................  $956,035   $1,768,001
Annuity payments due to former employee...............        --      545,502
Non-current portion of accrued rent for unused
  facility............................................        --      399,074
                                                        --------   ----------
                                                        $956,035   $2,712,576
                                                        ========   ==========

6. LONG-TERM DEBT

    Long-term debt consists of the following:

                                                           DECEMBER 31,
                                                     -------------------------
                                                        1998          1999
                                                     -----------   -----------
Revolving line of credit...........................  $ 9,639,355   $11,954,275
Term loan payable to bank, payable in monthly
  installments of $83,333 plus interest (8.06% rate
  at December 31, 1999) through March 2002.........    3,250,000     2,416,667
Term loan payable to bank, payable in monthly
  installments of $80,225 plus interest (8.32%
  weighted average rate at December 31, 1999)
  through February 2004............................    4,813,508     4,011,257
                                                     -----------   -----------
                                                      17,702,863    18,382,199
Less current portion...............................   (5,088,446)   (9,148,222)
                                                     -----------   -----------
                                                     $12,614,417   $ 9,233,977
                                                     ===========   ===========

    The Company has a bank loan agreement which provides for a revolving line of credit in addition to term loans. The Company's revolving line of credit provides for borrowings of up to $15,000,000, subject to a borrowing base limitation of 75% of eligible accounts receivable as defined in the related

                          SPECIALTY LABORATORIES, INC.

                               DECEMBER 31, 1999

6. LONG-TERM DEBT (CONTINUED)
loan agreement, and all outstanding borrowings under the revolving line of credit, which may be prepaid at any time without penalty, are payable on September 3, 2002.

    An initial term loan is payable over a five-year period with monthly payments of principal of $83,333 plus interest, with a maturity date of March 31, 2002. A subsequent term loan is payable over a five-year period with monthly payments of principal of $80,225 plus interest, with a maturity date of February 1, 2004. A third term loan was made in February 2000 in the amount of $6,186,491, which was used to reduce outstanding borrowings under the revolving line of credit, and is payable with monthly payments of principal of $128,885 plus interest, with a maturity date of January 1, 2004.

    All borrowings under the bank loan agreement, including the revolving line of credit and term loans, bear interest at LIBOR plus a defined rate. At each interest rate reset date, the Company selects the period, ranging from one month to one year, for which the new rate will be effective.

    Borrowings under the revolving line of credit and term loan facilities are cross collateralized by substantially all of the Company's assets. The bank loan agreement contains certain restrictive covenants, including maintenance of certain levels of financial ratios.

    Portions of the revolving line of credit carried the following interest rates:

                                                           DECEMBER 31,
                                          ----------------------------------------------
                                                  1998                     1999
                                          ---------------------   ----------------------
                                            RATE       AMOUNT       RATE       AMOUNT
                                          --------   ----------   --------   -----------
The reference rate......................    7.23%    $4,639,355     8.50%    $ 1,554,275
LIBOR plus 2.2%.........................    7.74%     5,000,000     8.30%      5,000,000
LIBOR plus 2.2%.........................      --             --     7.81%      5,400,000
                                                     ----------              -----------
                                                     $9,639,355              $11,954,275
                                                     ==========              ===========

    Future principal payments of long-term debt as of December 31, 1999 are as follows:

YEAR                                                            AMOUNT
----                                                          -----------
2000........................................................  $ 9,148,222
2001........................................................    3,509,325
2002........................................................    2,925,993
2003........................................................    2,509,325
Thereafter..................................................      289,334
                                                              -----------
                                                              $18,382,199
                                                              ===========

    Amounts payable in year 2000 are comprised of the principal payments due in year 2000 on the three term loans plus the portion of the revolving line of credit not refinanced by the third term loan in February 2000.

    Interest expense for 1997, 1998 and 1999 was $883,824, $1,158,636 and
$1,691,935, respectively.

                          SPECIALTY LABORATORIES, INC.

                               DECEMBER 31, 1999

7. 401(k) PROFIT SHARING PLAN

    The Company maintains a defined contribution 401(k) profit sharing plan (the 401(k) Plan) covering all employees after minimum eligibility requirements have been met.

    In accordance with the 401(k) Plan, eligible employees may contribute up to 15% of their salaries to the 401(k) Plan. The Company will match the employee's contribution at 50 cents per dollar up to 6% of the employee's salary. Matching contributions by the Company to the 401(k) Plan amounted to $468,000, $549,000 and $515,000 in 1997, 1998 and 1999, respectively. Profit sharing contributions to the 401(k) Plan are discretionary and no discretionary contributions were made during 1997, 1998 or 1999.

8. DEFERRED COMPENSATION PROGRAM

    The Company has a non-qualified deferred compensation program (the Program) for certain executives. Under the Program, employee-designated deferrals of salary are withheld by the Company. An amount equal to the withholding is "invested" at the direction of the employee, in a portfolio of phantom investments selected from the available investments under the Program, which are tracked by an administrator. With a portion of the withholding, the Company purchases life insurance policies on each of the participating executives with the Company named as beneficiary of the policies.

    Deferred compensation, including gains and losses on phantom investments, amounted to $956,000 and $1,813,000 at December 31, 1998 and 1999, respectively, and is classified in other long-term liabilities. The cash surrender value of the life insurance policies, which amounted to $792,000 and $1,428,000 at December 31, 1998 and 1999, respectively, is recorded in other non-current assets.

9. SHAREHOLDERS' EQUITY

OWNERSHIP OF COMMON STOCK

    Approximately 91.7% of the Company's common shares are owned by the Specialty Family Limited Partnership (Partnership) and 4.1% are owned by the Peter Family Revocable Trust (Trust). The Company's Chairman and Chief Executive Officer is the sole managing general partner of the Partnership and a trustee of the Trust. The Partnership's major asset is its ownership of the Company's common stock. In 1999, the Company purchased a 2% interest in the Partnership, in addition to a 5.9% interest acquired in prior years. The cost of the purchases, amounting to $310,700 in 1999 and $873,000 in prior years, has been accounted for as a reduction in retained earnings due to the Partnership's underlying ownership of the Company's common stock.

STOCK OPTION PLANS

    During 1999, the Company's Board of Directors approved the 1999 Stock Option/Stock Issuance Plan (the 1999 Plan) as a comprehensive equity incentive program and granted 1,839,068 options to acquire shares of the Company's common stock to certain employees and the outside directors of the Company. Outstanding stock options previously granted were effectively cancelled and replaced with new options under the 1999 Plan. The options granted have an exercise price of $1.21 or $1.23 per share and 1,108,171 of such options were vested as of their date of grant. The balance of the options granted vest 25% upon the first anniversary of an employee's employment (33% for the outside directors upon the first anniversary of service as a director) and thereafter ratably in equal monthly

                          SPECIALTY LABORATORIES, INC.

                               DECEMBER 31, 1999

9. SHAREHOLDERS' EQUITY (CONTINUED)
installments for the next 36 months (the next 24 months for outside directors). The options have a term of ten years from the date of grant.

    As of December 31, 1999, the Company has reserved 3,140,280 shares of common stock for future issuances of stock options.

    Changes in options outstanding for the periods indicated were as follows:

                                                        WEIGHTED
                                         NUMBER OF      AVERAGE          RANGE OF
                                          OPTIONS    EXERCISE PRICE   EXERCISE PRICES
                                         ---------   --------------   ---------------
Outstanding at January 1, 1997,
  December 31, 1997 and 1998...........    147,400        $1.56        $1.23 - $1.76
Options cancelled and replaced.........   (147,400)       $1.56        $1.23 - $1.76
Options granted........................  1,839,068        $1.21        $1.21 - $1.23
                                         ---------        -----        -------------
Outstanding at December 31, 1999.......  1,839,068        $1.21        $1.21 - $1.23
                                         =========        =====        =============
Options exercisable at December 31,
  1997.................................     53,020        $1.57        $1.23 - $1.76
Options exercisable at December 31,
  1998.................................     94,380        $1.62        $1.23 - $1.76
Options exercisable at December 31,
  1999.................................  1,437,834        $1.21        $1.21 - $1.23

    There were no options granted in 1997 or 1998 and none were exercised, forfeited or expired during 1997, 1998 or 1999. The weighted-average remaining contractual life of outstanding options was 7.35 and 9.26 years at December 31, 1998 and 1999, respectively.

    Pro forma net income and earnings per share, as required to be disclosed by SFAS No. 123, determined as if the Company had accounted for its stock options under the fair-value method of that Statement, is as follows:

                                                  YEAR ENDED DECEMBER 31,
                                             ----------------------------------
                                                1997         1998        1999
                                             ----------   ----------   --------
Income from continuing operations:
  As reported..............................  $2,997,567   $3,229,295   $859,147
  Pro forma................................   2,985,567    3,217,295    337,882

Basic income from continuing operations per
  share:
  As reported..............................  $      .19   $      .21   $    .05
  Pro forma................................         .19          .21        .02
Diluted income from continuing operations
  per share:
  As reported..............................  $      .19   $      .21   $    .05
  Pro forma................................         .19          .21        .02

    These pro forma amounts may not be representative of future disclosures since the estimated fair value of stock options would be amortized to expense over the vesting period, and additional options may be granted in future years.

                          SPECIALTY LABORATORIES, INC.

                               DECEMBER 31, 1999

9. SHAREHOLDERS' EQUITY (CONTINUED)
    The fair value for the options granted in 1999 ($2.03 per option) was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:


Risk-free interest rates....................................       6%
Dividend yields.............................................       0%
Weighted-average expected life of option....................  5 years
Expected volatility based upon peer companies...............      .55

STOCK-BASED COMPENSATION

    In connection with the sales of common stock to certain employees and the granting of stock options to certain employees and the Company's outside directors on February 5, 1999, the amount of related compensation to be recognized was determined by the Company to be the difference between the stock purchase or option exercise price and the fair value of the Company's common stock at that date as estimated by the Company's management for financial reporting purposes. For the common stock sales and the stock options which were vested as of their date of grant, the related compensation was expensed in full as of February 5, 1999. For the stock options which were not vested as of their date of grant, the related compensation was recorded as deferred stock compensation which is classified as a reduction of shareholders' equity and is being amortized to expense over the vesting periods of the related stock options.

    Stock-based compensation charges for the year ended December 31, 1999 are comprised of the following components:


Charged to expense on transaction date:
  Stock options vested at date of grant.....................  $1,750,776
  Common stock sold to certain employees....................     341,814
Amortization of deferred stock compensation.................     725,449
                                                              ----------
                                                              $2,818,039
                                                              ==========

    INFORMATION RELATED TO PERIODS AFTER DECEMBER 31, 1999 (UNAUDITED)

    The Company estimates that amortization of deferred stock-based compensation, based upon stock options granted and forfeited during the nine months ended September 30, 2000 in addition to stock options outstanding at December 31, 1999, will be approximately as follows:

YEAR ENDING
-----------
  2000......................................................  $1,010,000
  2001......................................................   1,100,000
  2002......................................................     440,000
  2003......................................................     180,000
  2004......................................................      20,000

                          SPECIALTY LABORATORIES, INC.

                               DECEMBER 31, 1999

9. SHAREHOLDERS' EQUITY (CONTINUED)

    The future amount of amortization of deferred stock-based compensation could be affected by future forfeitures of stock options. All outstanding stock options granted by the Company prior to 1999 were cancelled in 1999 and were concurrently replaced with newly granted stock options. The exercise price for certain of the newly granted options was lower than the exercise price of the cancelled options. These "repriced" options were accounted for as "variable" options effective July 1, 2000 until exercised in September 2000 in accordance with FASB Interpretation No. 44. The "variable" stock-based compensation charge for these options was $134,353 from July 1, 2000 through their dates of exercise in September 2000.

10. INCOME TAXES

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial statement purposes and the amounts used for income tax purposes.

    Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                             DECEMBER 31
                                                       -----------------------
                                                          1998         1999
                                                       ----------   ----------
Deferred tax assets:
  Allowances for doubtful accounts and contractual
    allowances.......................................  $  916,713   $1,568,895
  State income taxes.................................     205,020      281,180
  Depreciation expense...............................     401,267      700,862
  Foreign losses.....................................     835,498      391,368
  Stock-based compensation charges...................          --      986,788
  Vacation accrual...................................     312,220      332,437
  Other compensation accruals........................   1,242,237    1,327,470
  Write-down of unused facility......................          --      826,955
                                                       ----------   ----------
Net deferred tax assets..............................  $3,912,955   $6,415,955
                                                       ==========   ==========

There is no valuation allowance for deferred tax assets as of December 31, 1998 and 1999. The Company believes that it is probable that the results of future operations will generate sufficient taxable income to realize the remaining deferred tax assets.

                          SPECIALTY LABORATORIES, INC.

                               DECEMBER 31, 1999

10. INCOME TAXES (CONTINUED)
    The components of the provision (benefit) for income taxes are as follows:

                                                                  YEAR ENDED DECEMBER 31
                                                           -------------------------------------
                                                              1997         1998         1999
                                                           ----------   ----------   -----------
Continuing operations:
  Current:
    Federal..............................................  $2,631,000   $2,663,000   $ 2,569,000
    State................................................     675,000      672,000       864,000
                                                           ----------   ----------   -----------
                                                            3,306,000    3,335,000     3,433,000
  Deferred:
    Federal..............................................    (686,000)    (799,000)   (1,848,000)
    State................................................    (114,000)    (263,000)     (655,000)
                                                           ----------   ----------   -----------
                                                             (800,000)  (1,062,000)   (2,503,000)
                                                           ----------   ----------   -----------
Total continuing.........................................   2,506,000    2,273,000       930,000
Discontinued operations:
  Current:
    Federal..............................................          --      124,000    (1,030,000)
    State................................................          --     (121,000)     (294,000)
                                                           ----------   ----------   -----------
                                                                   --        3,000    (1,324,000)
  Deferred:
    Federal..............................................          --     (771,000)           --
    State................................................          --      (65,000)           --
                                                           ----------   ----------   -----------
                                                                   --     (836,000)           --
                                                           ----------   ----------   -----------
Total discontinued operations............................          --     (833,000)   (1,324,000)
                                                           ----------   ----------   -----------
                                                           $2,506,000   $1,440,000   $  (394,000)
                                                           ==========   ==========   ===========

    A reconciliation of the federal statutory rate to the Company's effective tax rate for continuing operations is as follows:

                                                                 YEAR ENDED DECEMBER 31
                                                          ------------------------------------
                                                            1997          1998          1999
                                                          --------      --------      --------
Tax provision at statutory rate.........................    34.0%         34.0%         34.0%
State and local taxes, net of federal benefit...........     6.7           6.1           7.2
Non-deductible expenses.................................     4.8           1.0          10.4
Other...................................................      --            .2            .4
                                                            ----          ----          ----
Effective tax rate......................................    45.5%         41.3%         52.0%
                                                            ====          ====          ====

                          SPECIALTY LABORATORIES, INC.

                               DECEMBER 31, 1999

11. RELATED PARTY TRANSACTIONS

    During 1996, the Company loaned the Trust $150,000 without interest. During 1999, the Company loaned the Trust an additional $700,000 which bore interest at a rate of 9% which was paid monthly. Both loans were repaid in March 2000. During the year ended December 31, 1999, interest income of $52,762 was accrued and paid on this loan.

    See Note 12 for a description of leases with a related party.

12. COMMITMENTS AND CONTINGENCIES

    The Company leases certain facilities and equipment under capital and operating leases. Certain leases contain renewal and purchase options. Rental expense was approximately $2,936,000, $1,997,000 and $2,280,000 for 1997, 1998
and 1999, respectively.

    The Company leases on a month-to-month basis a facility and parking lot from Santa Monica Properties Partnership (SMPP) which is owned by various shareholders of the Company. The Company also leased three single family dwellings from SMPP during portions of 1997 and 1998 for the purpose of providing relocation assistance for new employees. Total payments to SMPP were $263,000, $219,000 and $205,000 for 1997, 1998 and 1999, respectively, and are included in the amounts of rent expense shown above.

    Future minimum lease payments under noncancelable operating leases with initial terms of one year or more are as follows:

                                           MEMPHIS
                                           PROPERTY    ALL OTHERS      TOTAL
                                          ----------   ----------   -----------
Year ending:
  2000..................................  $  262,440   $2,374,278   $ 2,636,718
  2001..................................     262,440    2,016,690     2,279,130
  2002..................................     262,440    2,031,987     2,294,427
  2003..................................     262,440    1,444,568     1,707,008
  2004 and thereafter...................     984,150      154,454     1,138,604
                                          ----------   ----------   -----------
  Total minimum lease payments..........  $2,033,910   $8,021,977   $10,055,887
                                          ==========   ==========   ===========

CONTINGENCIES

    A former employee of SLA has obtained a judgment for $350,000 against SLA and a default judgment of approximately $1.95 million in a wrongful termination action against SLA filed in Singapore. The former employee has filed an action against SLA in California to attempt to collect on the Singapore judgment and has obtained a default judgment of $2.5 million against SLA in California. The former employee has also served discovery upon the Company and certain of its directors and officers, has sought to compel these officers and directors to provide this discovery and has requested sanctions in connection with their request. No overt allegations of any material liability have been made against the Company. The Company's management believes that any claim against the Company or its directors and officers in connection with these judgments, if made, would be without merit and the Company would vigorously defend any such action.

                          SPECIALTY LABORATORIES, INC.

                               DECEMBER 31, 1999

12. COMMITMENTS AND CONTINGENCIES (CONTINUED)
    The Company is from time to time subject to claims arising in the ordinary course of business. These claims have included assertions that the Company's assays infringe existing patents; however, none of the claimants have filed litigation against the Company. The Company intends to defend vigorously any such litigation that may arise and to assert all available defenses to allegations of patent infringement that would be available to the Company. In the opinion of management, the ultimate resolution of such proceedings will not have a material adverse effect on the consolidated financial position, operations or cash flows of the Company.

13. EVENTS SUBSEQUENT TO DECEMBER 31, 1999 (UNAUDITED)

    In June 1999, the Health Care Financing Administration asserted that the Company was out of compliance with Clinical Laboratory Improvement Amendments regulations pertaining to specific quality assurance functions, imposed certain fines in connection therewith, and indicated that the next level of sanction, if the Company did not come into compliance, could be revocation of their Clinical Laboratory Improvement Amendments certificate. After the Health Care Financing Administration's resurvey in June 2000, management indicated the Company was able to satisfy the Health Care Financing Administration that the Company was in compliance with the applicable requirements. While the Company has appealed the fine imposed by the Health Care Financing Administration, which totaled $116,000 and was accrued by the Company in June 2000, there can be no assurance that the Company will be successful in such appeal. Management believes the Company is presently in compliance with all certification and licensure requirements.

    On August 15, 2000, the Partnership redeemed the Company's interest in the Partnership in exchange for 1,136,749 shares of the Company's common stock, which were then cancelled by the Company.

    On September 5, 2000, the Company's Board of Directors adopted and the shareholders approved the 2000 Stock Incentive Plan (2000 Plan). The 2000 Plan will become effective on the date the underwriting agreement for the Offering is signed. 4,020,280 shares of the Company's common stock have been authorized for issuance under the 2000 Plan, including shares currently reserved under the 1999 Plan.

    The Company filed a Registration Statement with the Securities and Exchange Commission on September 12, 2000 for an initial public offering for the sale of 5,750,000 shares of its common stock (including 750,000 shares issuable upon exercise of the Underwriters' over-allotment option).

    In September and October 2000, the Company entered into employment agreements with six employees. The agreements with two of the employees, which provide in the aggregate for annual base salaries of $886,000, provide that if the employee is terminated other than for cause or if he resigns for good reason during the first five years of his contract, the Company will pay his base salary for a two year period and his bonus for a one year period subsequent to such severance. The agreements with the four other employees, which provide in the aggregate for annual base salaries of approximately $800,000, provide that if the employee is terminated for other than cause during the first three years of his contract, the Company will pay his salary for a one year period subsequent to such severance. If any of the six employees is terminated for cause, no further payments are due to them under the contracts.

    On October 30, 2000, the Company's Board of Directors amended the Company's Articles of Incorporation to authorize 10,000,000 shares of no par value preferred stock. No shares of preferred stock have been issued.

                            SUPPLEMENTAL INFORMATION

                          SPECIALTY LABORATORIES, INC.

                     CONSOLIDATED BALANCE SHEET (UNAUDITED)

                               SEPTEMBER 30, 2000

ASSETS
Current assets:
  Cash......................................................  $   189,191
  Accounts receivable, less allowances for doubtful accounts
    of $3,492,210...........................................   32,668,161
  Deferred income taxes.....................................    2,792,854
  Inventory.................................................    1,251,435
  Prepaid expenses and other assets.........................      991,770
                                                              -----------
Total current assets........................................   37,893,411

Property and equipment, net.................................   20,135,349
Deferred income taxes.......................................    3,848,101
Other assets................................................    2,738,019
                                                              -----------
                                                              $64,614,880
                                                              ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $10,240,656
  Accrued liabilities.......................................    8,192,776
  Income taxes payable......................................    3,902,539
  Current portion of long-term debt.........................    5,522,725
                                                              -----------
Total current liabilities...................................   27,858,696

Long-term debt, net of current portion......................    6,601,982

Other long-term liabilities.................................    3,392,885

Commitments and contingencies

Shareholders' equity:
  Common stock, no par value:
    Authorized shares--100,000,000
    Issued and outstanding shares--15,187,507...............    6,905,333
  Retained earnings.........................................   22,040,397
  Deferred stock-based compensation.........................   (2,184,413)
                                                              -----------
Total shareholders' equity..................................   26,761,317
                                                              -----------
                                                              $64,614,880
                                                              ===========

      SEE ACCOMPANYING NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS.

                          SPECIALTY LABORATORIES, INC.

               CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

                                                                  NINE MONTHS ENDED
                                                                    SEPTEMBER 30,
                                                              --------------------------
                                                                 1999           2000
                                                              -----------   ------------
Net revenue.................................................  $96,675,660   $113,713,886

Costs and expenses:
  Cost of services..........................................   56,161,322     64,110,497
  Selling, general and administrative (exclusive of
    stock-based compensation charges).......................   34,768,828     36,257,832
  Stock-based compensation charges..........................    2,692,677        706,454
  Write-down of unused facilities...........................    2,208,981        369,494
                                                              -----------   ------------
Total costs and expenses....................................   95,831,808    101,444,277
                                                              -----------   ------------
Operating income............................................      843,852     12,269,609

Interest income.............................................      (37,001)       (14,625)
Interest expense............................................    1,175,683      1,030,202
                                                              -----------   ------------
Income (loss) from continuing operations before income
  taxes.....................................................     (294,830)    11,254,032

Provision for income taxes..................................       77,000      4,644,000
                                                              -----------   ------------

Income (loss) from continuing operations....................     (371,830)     6,610,032
Loss from discontinued operations, net of income tax
  benefits of $1,324,000 in 1999............................   (2,000,972)            --
                                                              -----------   ------------
Net income (loss)...........................................  $(2,372,802)  $  6,610,032
                                                              ===========   ============

Income (loss) per common share--basic:
  Continuing operations.....................................  $      (.02)  $        .42
  Discontinued operations...................................         (.13)            --
                                                              -----------   ------------
Net income (loss)...........................................  $      (.15)  $        .42
                                                              ===========   ============

Income (loss) per common share--diluted:
  Continuing operations.....................................  $      (.02)  $        .38
  Discontinued operations...................................         (.13)            --
                                                              -----------   ------------
Net income (loss)...........................................  $      (.15)  $        .38
                                                              ===========   ============

      SEE ACCOMPANYING NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS.

                          SPECIALTY LABORATORIES, INC.

           CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (UNAUDITED)

                      NINE MONTHS ENDED SEPTEMBER 30, 2000

                                  COMMON STOCK                       DEFERRED STOCK-
                             -----------------------    RETAINED          BASED          LOAN TO
                               SHARES       AMOUNT      EARNINGS      COMPENSATION     SHAREHOLDER      TOTAL
                             ----------   ----------   -----------   ---------------   -----------   -----------
Balance, January 1, 2000...  16,066,681   $4,055,050   $15,430,365     $  (354,079)     $(850,000)   $18,281,336
Deferred compensation
  related to stock option
  grants, net of
  forfeitures..............          --    2,402,435            --      (2,402,435)            --             --
Amortization of deferred
  compensation.............          --           --            --         572,101             --        572,101
Proceeds from exercise of
  stock options............     257,575      313,495            --              --             --        313,495
Variable stock-based
  compensation charges for
  certain stock options....          --      134,353            --              --             --        134,353
Repayment of loan to
  shareholder..............          --           --            --              --        850,000        850,000
Shares received and
  cancelled upon redemption
  of interest in Specialty
  Family Limited
  Partnership..............  (1,136,749)          --            --              --             --             --
Net income.................          --           --     6,610,032              --             --      6,610,032
                             ----------   ----------   -----------     -----------      ---------    -----------
Balance, September 30,
  2000.....................  15,187,507   $6,905,333   $22,040,397     $(2,184,413)     $      --    $26,761,317
                             ==========   ==========   ===========     ===========      =========    ===========

      SEE ACCOMPANYING NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS.

                          SPECIALTY LABORATORIES, INC.

               CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

                 NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 2000

                                                                  NINE MONTHS ENDED
                                                                    SEPTEMBER 30,
                                                              -------------------------
                                                                 1999          2000
                                                              -----------   -----------
OPERATING ACTIVITIES
Income (loss) from continuing operations....................  $  (371,830)  $ 6,610,032
Adjustments to reconcile income (loss) from continuing
  operations to net cash provided by continuing operating
  activities:
  Depreciation..............................................    3,918,161     4,387,886
  Deferred income taxes.....................................   (2,305,000)     (225,000)
  Loss on disposals of property and equipment...............       24,078        23,041
  Write-down of unused facilities...........................    2,208,981       369,494
  Stock-based compensation charges..........................    2,692,677       706,454
  Changes in assets and liabilities:
    Accounts receivable, net................................   (3,810,601)   (5,893,406)
    Inventory, prepaid expenses and other assets............      460,772       698,365
    Accounts payable........................................    1,159,773       122,083
    Accrued liabilities.....................................     (399,598)     (873,097)
    Income taxes payable....................................     (972,101)    2,603,911
    Other long-term liabilities.............................      268,129       680,309
                                                              -----------   -----------
Net cash provided by continuing operating activities........    2,873,441     9,210,072

INVESTING ACTIVITIES
Purchases of property and equipment.........................   (2,825,204)   (4,644,183)
                                                              -----------   -----------
Net cash used in investing activities.......................   (2,825,204)   (4,644,183)

FINANCING ACTIVITIES
Net change in revolving bank line of credit.................    2,463,563    (9,940,874)
Borrowings under bank term loans............................           --     6,186,491
Repayment of bank term loans................................   (1,194,909)   (2,503,108)
Repayment (borrowings) of loan to shareholder...............     (700,000)      850,000
Purchase of interest in Specialty Family Limited
  Partnership...............................................     (310,700)           --
Sale of common stock to employees...........................      275,642            --
Proceeds from exercise of stock options.....................           --       313,495
                                                              -----------   -----------
Net cash provided by (used in) financing activities.........      533,596    (5,093,996)

DISCONTINUED OPERATING ACTIVITIES
Net investment in foreign affiliates........................      (51,319)           --
                                                              -----------   -----------
Net cash used in discontinued operating activities..........      (51,319)           --
                                                              -----------   -----------
Net increase (decrease) in cash.............................      530,514      (528,107)
Cash at beginning of period.................................      869,141       717,298
                                                              -----------   -----------
Cash at end of period.......................................  $ 1,399,655   $   189,191
                                                              ===========   ===========

Supplemental disclosures of cash flow information:
  Cash paid for:
    Interest................................................  $ 1,070,000   $ 1,039,000
                                                              ===========   ===========
    Income taxes............................................  $ 2,044,000   $ 2,442,000
                                                              ===========   ===========

      SEE ACCOMPANYING NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS.

                          SPECIALTY LABORATORIES, INC.

         NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

                               SEPTEMBER 30, 2000

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

    Specialty Laboratories, Inc. (the Company) provides esoteric reference laboratory testing services to hospitals, independent laboratories and physicians throughout the United States. The Company's continuing operations are in one reportable segment, the domestic clinical laboratory industry.

INTERIM FINANCIAL INFORMATION

    The financial information as of September 30, 2000 and for the nine months ended September 30, 1999 and 2000 is unaudited and includes all adjustments, consisting only of normal recurring adjustments, that the Company's management considers necessary for a fair presentation of the Company's operating results and cash flows for such periods. Results for the nine month period ended September 30, 2000 are not necessarily indicative of results to be expected for the full year ending December 31, 2000 or any future period.

DISCONTINUED OPERATIONS

    In August 1999, management of the Company began implementing a plan for the discontinuance of all of the Company's foreign operations which were located in Southeastern Asia, India and Egypt. This plan contemplated the sale or abandonment of each foreign location in which the Company had operations or interests. See Note 3 of Notes to Interim Consolidated Financial Statements for additional information on discontinued operations.

STOCK SPLIT

    On October 30, 2000, the Company's Board of Directors amended the Company's Articles of Incorporation to effect a 2.2-for-1 stock split and to increase the authorized number of common shares to 100,000,000. All per share and common share amounts presented in the condensed consolidated financial statements have been adjusted to reflect this stock split.

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company's wholly-owned subsidiary. All intercompany transactions have been eliminated in consolidation.

MAJOR CUSTOMERS

    No customer accounted for over 10% of net revenue for the nine months ended September 30, 1999 or September 30, 2000. The Company's largest customer accounted for 9.6% of net revenues for the nine months ended September 30, 2000 and comprised 2.2% of net accounts receivable at September 30, 2000.

RESEARCH AND DEVELOPMENT EXPENDITURES

    Research and development expenditures are expensed as incurred. The amounts charged to research and development expense were $1,811,000 and $1,474,000 for the nine months ended September 30, 1999 and 2000, respectively.

                          SPECIALTY LABORATORIES, INC.

                               SEPTEMBER 30, 2000

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
COMPREHENSIVE INCOME

    For the nine months ended September 30, 1999, comprehensive net loss was comprised of the following:


Net loss....................................................  $(2,372,802)
Foreign currency translation adjustment.....................      387,079
                                                              -----------
Comprehensive net loss......................................  $(1,985,723)
                                                              ===========

    There were no items of other comprehensive income (loss) for the nine months ended September 30, 2000.

ESTIMATES AND ASSUMPTIONS

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses for the year then ended. The Company routinely estimates amounts to be recovered from third-party payors. Actual results could differ from those estimates.

STOCK-BASED COMPENSATION

    As permitted by Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), the Company accounts for stock options granted to its employees and outside directors using the intrinsic value method. The Company's stock options have generally been granted with exercise prices below the fair value of the Company's common stock as estimated by the Company's management for financial reporting purposes. For stock option grants which were vested at date of grant, the difference between the exercise prices and such estimated fair values was expensed to stock-based compensation charges as of the date of grant. For stock options not vested at date of grant, the Company has recorded deferred stock-based compensation for the difference between their exercise prices and such estimated fair values which is being amortized to expense on an accelerated basis using the graded vesting method over the stock options' vesting periods in accordance with Financial Accounting Standards Board (FASB) Interpretation No. 28.

    For sales of the Company's common stock to employees at a price below such estimated fair value, the difference between the sales price and such estimated fair value was expensed to stock-based compensation charges as of the date of the sales.

    All outstanding stock options granted by the Company prior to 1999 were canceled in 1999 and were concurrently replaced with newly granted stock options. The exercise price for certain of the newly granted options was lower than the exercise price of the canceled options. These "repriced" options were accounted for as "variable" options effective July 1, 2000 until their exercise during September 2000 in accordance with FASB Interpretation No. 44.

                          SPECIALTY LABORATORIES, INC.

                               SEPTEMBER 30, 2000

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
EARNINGS PER SHARE

    Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding. Dilutive earnings per share is computed by dividing net income by the weighted average number of common shares outstanding plus potentially dilutive shares for the portion of the year they were outstanding. Potentially dilutive common shares result solely from outstanding stock options. Because of the losses for the nine months ended September 30, 1999, the effects of outstanding stock options were excluded from the dilutive per share calculations as their inclusion would be anti-dilutive.

    Basic and diluted earnings per share information was calculated based on the following weighted average shares:

                                                          NINE MONTHS ENDED
                                                            SEPTEMBER 30,
                                                       -----------------------
                                                          1999         2000
                                                       ----------   ----------
Basic--weighted average shares.......................  16,037,238   15,904,042
Dilutive effect of outstanding stock options.........          --    1,522,430
                                                       ----------   ----------
Diluted--weighted average shares.....................  16,037,238   17,426,472
                                                       ==========   ==========

2.  PROPERTY AND EQUIPMENT

    Property and equipment consists of the following at September 30, 2000:

Information technology equipment and systems................  $ 22,166,357
Professional equipment......................................     8,696,938
Office furniture and equipment..............................     3,995,629
Leasehold improvements......................................     7,737,650
Construction in progress....................................     1,325,700
                                                              ------------
                                                                43,922,273
Less accumulated depreciation and amortization..............   (23,786,925)
                                                              ------------
                                                              $ 20,135,349
                                                              ============

3.  DISCONTINUED FOREIGN OPERATIONS

    In fiscal year 1995, the Company started operating internationally by providing routine laboratory services and kit manufacturing as an avenue to create revenue growth. In August 1999, the Company implemented a plan to discontinue all of its foreign operations, due to continued losses incurred with these foreign operations.

    A wholly-owned subsidiary of the Company owns 60% of Specialty Laboratories Asia Private, Ltd. (SLA) which, in turn, owns 50% of Specialty Ranbaxy, Ltd.
(SRL) and 50% of Specialty Medical Laboratories Sdn. Bhd. (SML). In the year ended December 31, 1999, management began implementing a plan to close down the operations of SLA and to dispose of its interests in SRL and

                          SPECIALTY LABORATORIES, INC.

                               SEPTEMBER 30, 2000

3.  DISCONTINUED FOREIGN OPERATIONS (CONTINUED)
SML. As of December 31, 1999, SLA was insolvent. Since the Company has no further obligations nor any plans to fund any additional losses of SLA, SRL or SML, the Company has not recorded any additional losses beyond those previously recorded. On July 14, 2000, provisional liquidators of SLA were appointed by an Order of Court in Singapore. See Note 9 of Notes to Interim Consolidated Financial Statements for a description of litigation involving SLA.

    In August 1999, the Company began to shut down its Egyptian operations. The net assets of the Egyptian operations were written down to zero, as no net proceeds were anticipated to be received from their disposal. The Company ceased all operations in Egypt prior to December 31, 1999.

    The foreign operations each served customers in their local markets by providing routine medical laboratory and health screening services to physicians and corporations, respectively and differs from the Company's continuing operations, which provides esoteric testing primarily to hospitals and routine laboratories. The operations in Singapore and Malaysia also manufactured routine testing kits for sale to third-parties in Asia. Because these business activities differ significantly and were managed separately from the Company's esoteric medical laboratory services, the foreign operations collectively would qualify as a separate business segment of the Company.

    There was no income or loss from discontinued operations during the nine months ended September 30, 2000.

4.  WRITE-DOWN OF UNUSED FACILITIES

    In 1997, the Company leased a building in Memphis, Tennessee for a potential geographical expansion of its operations. Subsequently in 1999, the Company's management decided not to move into the Memphis facility and to make it available for sublease to a third party. As a result, the cost of the leasehold improvements related to the facility of $1,334,761 and the Company's estimate of its additional net lease costs for the facility, which amounted to $874,220, were recognized as a loss as of June 30, 1999. The accrual of estimated future lease costs was computed by calculating the present value of the remaining lease payments, offset by the present value of estimated future sublease income assuming a sub-lease start date of November 2002, using a discount rate of 7%. During the nine months ended September 30, 2000, $214,644 was charged against the liability which had a balance of $526,180 at September 30, 2000. The Company's accrual of estimated lease costs is subject to change based on future events. Any future adjustments to the accrual will be classified as a write-down of unused facility costs in the Company's consolidated statement of operations. The facility had not been subleased as of September 30, 2000.

    Beginning in 1997, the Company leased on a month-to-month basis a property from a partnership in which the Company's Chairman of the Board and Chief Executive Officer is both a direct and indirect owner. The Company utilized a portion of the property and subleased the remainder of the property. As a result of the Company's proposed initial public offering, the lease between the Company and the partnership was terminated on September 1, 2000 on which date the Company had a balance of $369,494 in unamortized leasehold improvements for this property. Accordingly, a loss was recognized for this amount as of September 1, 2000.

                          SPECIALTY LABORATORIES, INC.

                               SEPTEMBER 30, 2000

5.  LONG-TERM DEBT

    Long-term debt consists of the following at September 30, 2000:

Revolving line of credit....................................  $ 2,013,400
Term loan payable to bank, payable in monthly installments
  of $83,333 plus interest at 9.50% through March 2002......    1,666,667
Term loan payable to bank, payable in monthly installments
  of $80,225 plus interest at 8.65%-9.50% through February
  2004......................................................    3,289,230
Term loan payable to bank, payable in monthly installments
  of $128,885 plus interest at 8.65%-9.50% through January
  2004......................................................    5,155,410
                                                              -----------
                                                               12,124,707
Less current portion........................................   (5,522,725)
                                                              -----------
                                                              $ 6,601,982
                                                              ===========

    The Company has a bank loan agreement which provides for a revolving line of credit in addition to term loans. The Company's revolving line of credit provides for borrowings of up to $15,000,000, subject to a borrowing base limitation of 75% of eligible accounts receivable as defined in the related loan agreement, and all outstanding borrowings under the revolving line of credit, which may be prepaid at any time without penalty are payable on September 3, 2002.

    An initial term loan is payable over a five-year period with monthly payments of principal of $83,333 plus interest, with a maturity date of March 31, 2002. A second term loan is payable over a five-year period with monthly payments of principal of $80,225 plus interest, with a maturity date of February 1, 2004. A third term loan was made in February, 2000 and is payable with monthly payments of principal of $128,885 plus interest, with a maturity date of January 1, 2004.

    All borrowings under the bank loan agreement, including the revolving line of credit and term loans, bear interest at LIBOR plus a defined rate. At each interest rate reset date, the Company elects to lock in the new rate for a certain specified period ranging from one month to one year.

    Borrowings under the revolving line of credit and term loan facilities are cross collateralized by substantially all of the Company's assets. The agreement contains certain restrictive covenants, including maintenance of certain levels of financial ratios.

    The current portion of long-term debt at September 30, 2000 is comprised of the principal payments due on or before September 30, 2001 on the three term loans plus the balance of the outstanding borrowings under the revolving line of credit.

                          SPECIALTY LABORATORIES, INC.

                               SEPTEMBER 30, 2000

6.  OTHER LONG-TERM LIABILITIES

    Other long-term liabilities at September 30, 2000 consist of the following:


Deferred compensation....................................     $1,927,421
Annuity payments due to former employee..................        478,684
Non-current installment of software acquisition costs....        600,000
Non-current portion of accrued rent for unused
  facility...............................................        293,191
Other....................................................         93,588
                                                              ----------
                                                              $3,392,885
                                                              ==========

7.  SHAREHOLDERS' EQUITY

    PREFERRED STOCK

    On October 30, 2000, the Company's Board of Directors amended the Company's Articles of Incorporation to authorize 10,000,000 shares of no par value preferred stock. No shares of preferred stock have been issued.

    COMMON STOCK

    On August 15, 2000, the Specialty Family Limited Partnership ("Partnership") redeemed the Company's interest in the Partnership in exchange for 1,136,749 shares of the Company's common stock, which were then cancelled by the Company. Other than the cancellation of the outstanding shares, no other accounting was required for this transaction.

    STOCK OPTIONS

    As of January 1, 2000, the Company granted to certain employees of the Company 132,000 options to acquire shares of the Company's common stock at an exercise price of $1.56 per share. As of July 1, 2000, the Company granted to certain employees of the Company 255,200 options to acquire shares of the Company's common stock at an exercise price of $7.00 per share. The options granted vest 25% upon the first anniversary of an employee's employment and thereafter ratably in equal monthly installments for the next 36 months. The options have a term of 10 years from date of grant. The difference between the option exercise price and the fair value of the Company's common stock as estimated by the Company's management for financial reporting purposes as of the dates of grant was recorded as deferred stock-based compensation and is being amortized to expense over the vesting periods of the related stock options on an accelerated basis using the graded vesting method.

                          SPECIALTY LABORATORIES, INC.

                               SEPTEMBER 30, 2000

7.  SHAREHOLDERS' EQUITY (CONTINUED)
    Stock-based compensation charges are comprised of the following components:

                                                          NINE MONTHS ENDED
                                                            SEPTEMBER 30,
                                                        ---------------------
                                                           1999        2000
                                                        ----------   --------
Charged to expense on transaction date:
  Stock options vested at date of grant...............  $1,750,776   $     --
  Common stock sold to certain employees..............     341,814         --
Amortization of deferred stock-based compensation.....     600,087    572,101
Variable stock-based compensation charges for certain
  stock options.......................................          --    134,353
                                                        ----------   --------
                                                        $2,692,677   $706,454
                                                        ==========   ========

    On September 5, 2000, the Company's Board of Directors adopted and the shareholders approved the 2000 Stock Incentive Plan (2000 Plan). The 2000 Plan will become effective on the date the underwriting agreement for the offering is signed. 4,020,280 shares of the Company's common stock have been authorized for issuance under the 2000 Plan, including shares currently reserved under the 1999 Plan.

                          SPECIALTY LABORATORIES, INC.

                               SEPTEMBER 30, 2000

8.  INCOME TAXES

    The components of the provision (benefit) for income taxes are as follows:

                                                         NINE MONTHS ENDED
                                                           SEPTEMBER 30,
                                                      ------------------------
                                                         1999          2000
                                                      -----------   ----------
Continuing operations:
  Current:
    Federal.........................................  $ 1,783,000   $3,797,000
    State...........................................      599,000    1,072,000
                                                      -----------   ----------
                                                        2,382,000    4,869,000

  Deferred:
    Federal.........................................   (1,702,000)    (175,000)
    State...........................................     (603,000)     (50,000)
                                                      -----------   ----------
                                                       (2,305,000)    (225,000)
                                                      -----------   ----------
Total continuing....................................       77,000    4,644,000

Discontinued operations:
  Current:
    Federal.........................................   (1,030,000)          --
    State...........................................     (294,000)          --
                                                      -----------   ----------
                                                       (1,324,000)          --

  Deferred:
    Federal.........................................           --           --
    State...........................................           --           --
                                                      -----------   ----------
                                                               --           --
                                                      -----------   ----------
Total discontinued operations.......................   (1,324,000)          --
                                                      -----------   ----------
                                                      $(1,247,000)  $4,644,000
                                                      ===========   ==========

9.  RELATED PARTY TRANSACTION

    In March 2000, a loan of $850,000 to the Peter Family Revocable Trust was repaid in full.

10.  CONTINGENCIES AND COMMITMENTS

    CONTINGENCIES

    A former employee of SLA has obtained a judgment of $350,000 against SLA and a default judgment of approximately $1.95 million in a wrongful termination action against SLA filed in Singapore. The former employee has filed an action against SLA in California to attempt to collect on the Singapore judgment and has obtained a default judgment of $2.5 million against SLA in California. The former employee has also served discovery upon the Company and certain of its directors and officers, has sought to compel these officers and directors to provide this discovery and has requested

                          SPECIALTY LABORATORIES, INC.

                               SEPTEMBER 30, 2000

10. CONTINGENCIES AND COMMITMENTS (CONTINUED) sanctions in connection with these requests. No overt allegations of any material liability have been made against the Company. The Company's management believes that any claim against the Company or its directors and officers in connection with these judgments, if made, would be without merit and the Company would vigorously defend any such action.

    In June 1999, the Health Care Financing Administration asserted that the Company was out of compliance with Clinical Laboratory Improvement Amendments regulations pertaining to specific quality assurance functions, imposed certain fines in connection therewith, and indicated that the next level of sanction, if the Company did not come into compliance, could be revocation of their Clinical Laboratory Improvement Amendments certificate. After the Health Care Financing Administration's resurvey in June 2000, management indicated the Company was able to satisfy the Health Care Financing Administration that the Company was in compliance with the applicable requirements. While the Company has appealed the fine imposed by the Health Care Financing Administration, which totaled $116,000 and was accrued by the Company in June 2000, there can be no assurance that the Company will be successful in such appeal. Management believes the Company is presently in compliance with all certification and licensure requirements.

    The Company is from time to time subject to claims arising in the ordinary course of business. These claims have included assertions that the Company's assays infringe existing patents; however, none of the claimants have filed litigation against the Company. The Company intends to defend vigorously any such litigation that may arise and to assert all available defenses to allegations of patent infringement that would be available to the Company. In the opinion of management, the ultimate resolution of such proceeding will not have a material adverse effect on the consolidated financial position, operations or cash flows of the Company.

    COMMITMENTS

    In September and October 2000, the Company entered into employment agreements with six employees. The agreements with two of the employees, which provide in the aggregate for annual base salaries of $886,000, provide that if the employee is terminated other than for cause or if he resigns for good reason during the first five years of his contract, the Company will pay his base salary for a two year period and his bonus for a one year period subsequent to his severance. The agreements with the four other employees, which provide in the aggregate for annual base salaries of approximately $800,000, provide that if the employee is terminated for other than cause during the first three years of his contract, the Company will pay his salary for a one year period subsequent to his severance. If any of the six employees is terminated for cause, no further payments are due to them under the contracts.

11.  PROPOSED INITIAL PUBLIC OFFERING

    The Company filed a Registration Statement with the Securities and Exchange Commission on September 12, 2000 for an initial public offering for the sale of 5,750,000 shares of its common stock (including 750,000 shares issuable upon exercise of the Underwriters' over-allotment option).

                               INSIDE BACK COVER

Text (top): "Specialty Laboratories"

Graphic (top): Photo collage of laboratory worker performing research, reference manuals and laboratory samples.

Text: "Specialty Laboratories Research and Development Helping Doctors Help Patients-Registered Trademark-"

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    Through and including             , 2000 (the 25th day after the date of
this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                5,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                                 -------------
                              P R O S P E C T U S
                               ------------------

                              MERRILL LYNCH & CO.
                                UBS WARBURG LLC
                           U.S. BANCORP PIPER JAFFRAY

                                           , 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth an estimate of the costs and expenses, other than the underwriting discounts and commissions, payable by the Registrant in connection with the issuance and distribution of the common stock being registered.

SEC registration fee........................................  $   24,288
NASD filing fee.............................................       9,700
NYSE listing fee............................................     155,607
Legal fees and expenses.....................................     650,000
Accountants' fees and expenses..............................     350,000
Printing expenses...........................................     300,000
Blue sky fees and expenses..................................      10,000
Transfer Agent and Registrar fees and expenses..............       4,000
Miscellaneous...............................................      46,405
                                                              ----------
    Total...................................................  $1,550,000
                                                              ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS


    Our Amended and Restated Articles of Incorporation limit the personal liability of our directors for monetary damages to the fullest extent permitted by the California General Corporation Law (the "California Law"). Under the California Law, a director's liability to a company or its shareholders may not be limited (i) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (ii) for acts or omissions that a director believes to be contrary to the best interests of the Company or its shareholders or that involve the absence of good faith on the part of the director, (iii) for any transaction from which a director derived an improper personal benefit, (iv) for acts or omissions that show a reckless disregard for the director's duty to the Company or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of a serious injury to the Company or its shareholders, (v) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Company or its shareholders, (vi) under Section 310 of the California Law concerning contracts or transactions between the Company and a director, or
(vii) under Section 316 of the California Law concerning directors' liability for improper dividends, loans and guarantees. In addition, under the California law a director's liability to a company or its shareholders may not be limited for any act or omission: a) occurring prior to the date when our Amended and Restated Articles of Incorporation became effective; or b) as an officer, notwithstanding that the officer is also a director or that his or her actions, if negligent or improper, have been ratified by the directors. The limitation of liability does not affect the availability of injunctions and other equitable remedies available to the Company's shareholders for any violation by a director of the director's fiduciary duty to the Company or its shareholders. The Company's Amended and Restated Articles of Incorporation also include an authorization for the Company to indemnify its "agents" (as defined in Section 317 of the California Law) through bylaw provisions, by agreement with the agents, vote of our shareholders or disinterested directors, or otherwise, to the fullest extent permitted by law. Pursuant to this provision, the Company's Amended and Restated Bylaws provide for indemnification of the Company's directors, officers and employees. In addition, the Company may, at its discretion, provide indemnification to persons whom the Company is not obligated to indemnify. The Amended and Restated Bylaws also allow the Company to enter into indemnity agreements with individual directors, officers, employees and other agents. These indemnity agreements have been entered into with all directors and executive officers and provide the maximum indemnification permitted by law. These agreements, together with the Company's Amended and Restated Articles of Incorporation and Amended and Restated Bylaws, may require the Company, among other things, to indemnify these directors or executive officers (other than for liability resulting from willful misconduct of a culpable nature), to advance expenses to them as they are incurred, provided that they undertake to repay the amount advanced if it is ultimately determined by a court that they are not entitled to indemnification, and to obtain directors' and officers' insurance if available on reasonable terms. Section 317 of the California Law and the Company's Amended and Restated Bylaws make provision for the indemnification of officers, directors and other agents in terms sufficiently broad to indemnify such persons, under certain circumstances, for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933. The Company believes that the foregoing indemnification provisions and agreements are necessary to attract and retain qualified persons and directors and executive officers. The Company is not aware of any pending litigation or proceeding involving any director, officer, employee or agent of the Company in which indemnification will be required or permitted or that might result in a claim for such indemnification. The Company plans to obtain directors' and officers' liability insurance upon the completion of this offering.


    The Purchase Agreement provides for indemnification by the underwriters of Specialty and its officers and directors, and by Specialty of the underwriters, for certain liabilities arising under the Securities Act of 1933, or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

    The registrant has issued the following securities since January 1, 1997:

    COMMON STOCK. In April 1999, we issued 227,121 shares of our common stock to six accredited investors at a purchase price per share of $1.21 for aggregate cash consideration of $275,641.

    OPTIONS. In 1999 we granted options to purchase an aggregate of 1,839,068 shares of our common stock to our directors and employees at a weighted average exercise price of $1.21 per share. In September 2000, 257,574 of these options were exercised.

    In January 2000, we granted options to purchase an aggregate of 132,000 shares of our common stock to our employees at a weighted average exercise price of $1.56 per share. None of these options have been exercised.

    In July 2000, we granted options to purchase an aggregate of 255,200 shares of our common stock to our employees at a weighted average exercise price of $7.00 per share. None of these options have been exercised.

The above securities were issued by the by registrant in reliance upon exemptions from registration pursuant either to (i) Section 4(2) of the Securities Act of 1933, as transactions not involving any public offering, or
(ii) Rule 701 under the Securities Act of 1933. No underwriters were involved in connection with the sales of securities referred to in this Item 15.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES


       NUMBER           DESCRIPTION
---------------------   -----------
   1.1**                Form of Purchase Agreement.

   3.1**                Articles of Incorporation.

   3.2**                Form of By-laws.

   4.1**                Specimen Common Stock Certificate.

   4.2 See Exhibits 3.1 and 3.2 for provisions of the Articles of Incorporation and By-laws of the Registrant defining the rights of holders of Common Stock of the Registrant.

   5.1**                Opinion of Brobeck, Phleger & Harrison LLP.

  10.1**                2000 Stock Incentive Plan.

  10.2**                2000 Employee Stock Purchase Plan.
  10.3**                Loan Agreement dated April 15, 1996 between Union Bank of
                        California and Registrant, as amended and restated on April
                        7, 1997 and as amended on January 23, 1998, February 17,
                        1999 and August 30, 1999.
  10.4**                Revolving Note dated August 30, 1999 in favor of Union Bank of California.
  10.5**                Term Note dated February 17, 1999 in favor of Union Bank of
                        California.
  10.6**                Term Note dated January 23, 1998 in favor of Union Bank of
                        California.
  10.7**                Term Note dated April 7, 1997 in favor of Union Bank of
                        California.
  10.8**                Security Agreement dated April 3, 1996 between Union Bank of
                        California and Registrant.
  10.9**                Lease dated June 1996 between Howard Real Property Trust
                        (lessor) and Registrant (lessee) for the property located at
                        1752-1756 Cloverfield, Santa Monica, California.
  10.10**               License Agreement, undated, between Southern California
                        Edison Company (Licensor) and Registrant (Licensee)
                        regarding Santa Monica Service Center property.
  10.11**               Lease dated January 26, 2000 between WDI Santa Monica LLC
                        (Lessor) and Registrant (Lessee) for the property located at
                        1756 22nd Street, Santa Monica, California.
  10.12**               Lease dated July 17, 1993 between Oscar & Ethel Salenger
                        Trust (Landlord) and Registrant (Tenant) for the property
                        located at 2211 Michigan Avenue, Santa Monica, California.
  10.13A+**             Agreement dated August 26, 1996, as amended on October 23,
                        1998 and as amended on December 31, 1999 between Triple G
                        Corporation and Registrant.
  10.14+**              Agreement dated June 6, 1992, as amended on August 25, 1997 and as amended on January 1, 1997 between Roche Molecular
                        Systems, Inc. and Registrant.
  10.15+**              Homogeneous PCR Clinical Agreement dated October 5, 1999
                        between Roche Molecular Systems, Inc. and Registrant.
  10.16A+**             Services Agreement dated February 1, 1998 between VHA, Inc.
                        (now known as Novation) and Registrant.
  10.17+**              Group Purchasing Agreement effective as of July 15, 1998
                        between AmeriNet, Inc. and Registrant.
  10.18A+**             Laboratory Services Agreement effective as of March 1, 1999 between Joint Purchasing Corporation and Registrant.
  10.19A+**             Agreement dated June 7, 2000 between Managed Health Care
                        Associates and Registrant.
  10.20+**              Shared Services Health Care letter of confirmation dated
                        June 5, 2000.
  10.21A**              Sublease dated July 9, 1996, as amended on March 9, 1998
                        between The Rand Corporation (sublandlord) and Registrant
                        (subtenant) for the property located at 1620 20th Street,
                        Santa Monica, California.
  10.22**               Employment Agreement dated September 1, 2000 between James
                        B. Peter and Registrant.
  10.23**               Employment Agreement dated September 1, 2000 between Paul E.
                        Beyer and Registrant.
  10.24**               Employment Agreement dated September 1, 2000 between John W.
                        Littleton and Registrant.
  10.25**               Employment Agreement dated September 1, 2000 between Bart E.
                        Thielen and Registrant.
  10.26**               Employment Agreement dated September 1, 2000 between Thomas
                        E. England and Registrant.
  10.27A**              Employment Agreement dated October 12, 2000 between Frank J.
                        Spina and Registrant.
  10.28A+**             Purchase and License Agreement dated June 19, 2000 between
                        Sequenom, Inc. and Registrant.
  10.29A+**             Letter Agreement dated April 14, 2000 between Third Wave
                        Technologies, Inc. and Registrant.

  10.30A+**             Collaborative Research, Development and License Agreement
                        dated May 9, 2000 between Epoch Biosciences, Inc. (formerly known as Epoch Pharmacueticals, Inc.) and Registrant.

  10.31A+**             License Agreement dated March 15, 2000 between Gen-Probe
                        Incorporated and Registrant.

  10.32A+**             Laboratory Services Agreement dated October 15, 1999 between
                        Unilab Corporation and Registrant.

  21.1**                Subsidiaries of the Registrant.

  23.1                  Consent of Brobeck, Phleger & Harrison LLP (included in
                        Exhibit 5.1).

  23.2**                Consent of Ernst & Young LLP, independent auditors.

  24.1**                Powers of Attorney.

  24.2**                Power of Attorney.

  27.1**                Financial Data Schedule.


------------------------

**  Previously filed by the Registrant with the Commission

+ Confidential treatment is requested for certain confidential portions of this exhibit pursuant to Rule 406 under the Securities Act. In accordance with Rule 406, these confidential portions will be omitted from this Exhibit and filed separately with the Commission.

(b) Financial Statement Schedules

    Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS.

    The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Purchase Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 6 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Monica, State of California, on this 5th day of December, 2000.


                                                       SPECIALTY LABORATORIES, INC.

                                                       By:              /s/ PAUL F. BEYER
                                                            -----------------------------------------
                                                                          Paul F. Beyer
                                                               CHAIRMAN AND CHIEF EXECUTIVE OFFICER


    Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 6 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:



                    NAME                                     TITLE                        DATE
                    ----                                     -----                        ----
                      *                        Chairman and Chief Executive
    ------------------------------------         Officer (Principal Executive       December 5, 2000
         James B. Peter, M.D., Ph.D.             Officer)

              /s/ PAUL F. BEYER
    ------------------------------------       President, Chief Operating Officer   December 5, 2000
                Paul F. Beyer                    and Director

                      *                        Chief Financial Officer (Principal
    ------------------------------------         Financial and Accounting           December 5, 2000
                 Frank Spina                     Officer)

                      *
    ------------------------------------       Director                             December 5, 2000
             Richard R. Belluzzo

                      *
    ------------------------------------       Director                             December 5, 2000
              Deborah A. Estes

                      *
    ------------------------------------       Director                             December 5, 2000
         Douglas S. Harrington, M.D.

                      *
    ------------------------------------       Director                             December 5, 2000
              William J. Nydam

                      *
    ------------------------------------       Director                             December 5, 2000
              Thomas R. Testman


*By:                    /s/ PAUL F. BEYER
             --------------------------------------
                          Paul F. Beyer
                        ATTORNEY-IN-FACT

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                          SPECIALTY LABORATORIES, INC.

                                                               ADDITIONS
                                          BALANCE AT        CHARGED TO COSTS                    BALANCE AT
                                      BEGINNING OF PERIOD     AND EXPENSES     DEDUCTIONS(1)   END OF PERIOD
                                      -------------------   ----------------   -------------   -------------
Nine months ended September 30,
  2000: (Unaudited)
  Allowance for bad debts...........      $4,016,938           $2,906,040       $3,430,768      $3,492,210

Year ended December 31, 1999:
  Allowance for bad debts...........       1,806,559            4,307,742        2,097,363       4,016,938

Year ended December 31, 1998:
  Allowance for bad debts...........       1,952,271            3,765,292        3,911,004       1,806,559

Year ended December 31, 1997:
  Allowance for bad debts...........       1,353,499            2,833,667        2,234,895       1,952,271

------------------------

(1) Uncollectible accounts written off net of recoveries.

                               INDEX TO EXHIBITS


       NUMBER           DESCRIPTION
---------------------   -----------
   1.1**                Form of Purchase Agreement.

   3.1**                Articles of Incorporation.

   3.2**                Form of By-laws.

   4.1**                Specimen Common Stock Certificate.

   4.2 See Exhibits 3.1 and 3.2 for provisions of the Articles of Incorporation and By-laws of the Registrant defining the rights of holders of Common Stock of the Registrant.

   5.1**                Opinion of Brobeck, Phleger & Harrison LLP.

  10.1**                2000 Stock Incentive Plan.

  10.2**                2000 Employee Stock Purchase Plan.

  10.3**                Loan Agreement dated April 15, 1996 between Union Bank of
                        California and Registrant, as amended and restated on April
                        7, 1997 and as amended on January 23, 1998, February 17,
                        1999 and August 30, 1999.

  10.4**                Revolving Note dated August 30, 1999 in favor of Union Bank of California.

  10.5**                Term Note dated February 17, 1999 in favor of Union Bank of
                        California.

  10.6**                Term Note dated January 23, 1998 in favor of Union Bank of
                        California.

  10.7**                Term Note dated April 7, 1997 in favor of Union Bank of
                        California.

  10.8**                Security Agreement dated April 3, 1996 between Union Bank of
                        California and Registrant.

  10.9**                Lease dated June 1996 between Howard Real Property Trust
                        (lessor) and Registrant (lessee) for the property located at
                        1752-1756 Cloverfield, Santa Monica, California.

  10.10**               License Agreement, undated, between Southern California
                        Edison Company (Licensor) and Registrant (Licensee) regarding Santa Monica Service Center property.

  10.11**               Lease dated January 26, 2000 between WDI Santa Monica LLC
                        (Lessor) and Registrant (Lessee) for the property located at
                        1756 22nd Street, Santa Monica, California.

  10.12**               Lease dated July 17, 1993 between Oscar & Ethel Salenger
                        Trust (Landlord) and Registrant (Tenant) for the property located at 2211 Michigan Avenue, Santa Monica, California.

  10.13A+**             Agreement dated August 26, 1996, as amended on October 23,
                        1998 and as amended on December 31, 1999 between Triple G
                        Corporation and Registrant.

  10.14+**              Agreement dated June 6, 1992, as amended on August 25, 1997 and as amended on January 1, 1997 between Roche Molecular
                        Systems, Inc. and Registrant.

  10.15+** Homogeneous PCR Clinical Agreement dated October 5, 1999 between Roche Molecular Systems, Inc. and Registrant.

  10.16A+**             Services Agreement dated February 1, 1998 between VHA, Inc.
                        (now known as Novation) and Registrant.

  10.17+** Group Purchasing Agreement effective as of July 15, 1998 between AmeriNet, Inc. and Registrant.

  10.18A+**             Laboratory Services Agreement effective as of March 1, 1999 between Joint Purchasing Corporation and Registrant.

  10.19A+**             Agreement dated June 7, 2000 between Managed Health Care
                        Associates and Registrant.

  10.20+**              Shared Services Health Care letter of confirmation dated
                        June 5, 2000.

  10.21A** Sublease dated July 9, 1996, as amended on March 9, 1998 between The Rand Corporation (sublandlord) and Registrant
                        (subtenant) for the property located at 1620 20th Street, Santa Monica, California.

  10.22**               Employment Agreement dated September 1, 2000 between James
                        B. Peter and Registrant.

  10.23**               Employment Agreement dated September 1, 2000 between Paul E.
                        Beyer and Registrant.

  10.24**               Employment Agreement dated September 1, 2000 between John W.
                        Littleton and Registrant.

  10.25**               Employment Agreement dated September 1, 2000 between Bart E.
                        Thielen and Registrant.

  10.26**               Employment Agreement dated September 1, 2000 between Thomas
                        E. England and Registrant.

  10.27A**              Employment Agreement dated October 12, 2000 between Frank J.
                        Spina and Registrant.

  10.28A+**             Purchase and License Agreement dated June 19, 2000 between
                        Sequenom, Inc. and Registrant.

  10.29A+**             Letter Agreement dated April 14, 2000 between Third Wave
                        Technologies, Inc. and Registrant.

  10.30A+**             Collaborative Research, Development and License Agreement
                        dated May 9, 2000 between Epoch Biosciences, Inc. (formerly known as Epoch Pharmacueticals, Inc.) and Registrant.

  10.31A+**             License Agreement dated March 15, 2000 between Gen-Probe
                        Incorporated and Registrant.

  10.32A+**             Laboratory Services Agreement dated October 15, 1999 between
                        Unilab Corporation and Registrant.

  21.1**                Subsidiaries of the Registrant.

  23.1                  Consent of Brobeck, Phleger & Harrison LLP (included in
                        Exhibit 5.1).

  23.2**                Consent of Ernst & Young LLP, Independent Auditors.

  24.1**                Powers of Attorney.

  24.2**                Power of Attorney.

  27.1**                Financial Data Schedule.


------------------------

**  Previously filed by the Registrant with the Commission


+ Confidential treatment is requested for certain confidential portions of this exhibit pursuant to Rule 406 under the Securities Act. In accordance with Rule 406, these confidential portions will be omitted from this Exhibit and filed separately with the Commission.